Form 20-F
period 2023-03-31
SRIVARU Holding Ltd
filed 2023-12-28
CIK 1973368

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 8, 2023

Commission File Number: 333-272717

SRIVARU Holding Limited

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

(Address of Principal Executive Offices)

SRIVARU Holding Limited

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

Telephone: +1 (888) 227-8066

Email: ir@srivarumotors.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares	SVMH	The Nasdaq Global Market
Warrants	SVMHW	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 14,946,286 ordinary shares and 10,005,000 warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	☐	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) includes statements that express SVH’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward looking statements” as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Amendment No. 3 of the Registration Statement on Form F-4 (333-272717) filed with the Securities and Exchange Commission (the “SEC”) on August 22, 2023 (the “Form F-4”), which are incorporated by reference into this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

DEFINED TERMS

In this Report:

“Amended and Restated Warrant Agreement” means the amended and restated warrant agreement entered into by and between SVH and Continental in connection with Closing.

“Business Combination” means the Merger and the other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Agreement and Plan of Merger dated March 13, 2023, as amended from time to time, by and among SRIVARU Holding Limited, Pegasus Merger Sub Inc., and Mobiv Acquisition Corp.

“Business Combination Agreement Parties” means MOBV, SVH, and Merger Sub.

“Business Day” means a day other than a Saturday, Sunday, or other day on which commercial banks in New York (New York), Cayman Islands, Delhi (India) and Gurugram (India) are authorized or required by law to remain closed.

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Closing” means the consummation of the Transactions contemplated by the Business Combination Agreement.

“Closing Date” means the date of closing of the Transactions as contemplated by the Business Combination Agreement.

“Companies Act” or “Companies Act 2013” is an act of the parliament of India which regulates incorporation of a company, responsibilities of a company, directors, dissolution of a company, and includes all amendments thereafter.

“Company Board” means the board of directors of the Company.

“Continental” means Continental Stock Transfer & Trust Company.

“Date of Adoption” has the meaning specified under the section titled “Description of SVH Securities.”

“Distributions” has the meaning specified under the section titled “Description of SVH Securities.”

“DGCL” means the General Corporation Law of the State of Delaware.

“DTC” means the Depository Trust Company.

“Exchange” means the series of transactions immediately following the Merger by which certain shareholders of SVM will have a right to transfer one or more shares owned by them in SVM to SVH in exchange for the delivery of SVH Shares or cash payment, subject to the terms and conditions set forth in the exchange agreements.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“ITA” means the Indian Income Tax Act, 1961.

“MAT” means the minimum alternate tax under the Income Tax Act, 1961.

“Merger” means the merger pursuant to the terms of the Business Combination Agreement whereby Merger Sub will merge with and into MOBV, with MOBV surviving the Merger as a wholly owned subsidiary of SVH.

“Merger Sub” means Pegasus Merger Sub Inc., a Delaware corporation..

“MOBV” means Mobiv Acquisition Corp, a Delaware corporation.

“MOBV Board” means the board of directors of MOBV.

“MOBV Public Shares” means the Class A common stock of MOBV, par value $0.000001 per share.

“MOBV Public Warrant” means a warrant entitling the holder to purchase one share of common stock at an exercise price of $11.50 per share.

“MOBV Securities” means, collectively, the MOBV Shares and the MOBV Warrants.

“MOBV Shares” means the shares of Class A common stock, par value $0.000001 per share, and Class B common stock, par value $0.000001 per share, of MOBV, together.

“Nasdaq” means The Nasdaq Stock Market LLC.

“RBI” means the Reserve Bank of India.

“Registration Rights Agreement” means the registration rights agreement contemplated by the Business Combination Agreement, and entered into by SVH, certain SVH shareholders, and the Sponsor dated March 13, 2023, to be effective upon the Closing.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Subsidiary” means, with respect to any person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“SVH” or the “Company” means SRIVARU Holding Limited, a Cayman Islands exempted company.

“SVH A&R Articles” means the amended and restated memorandum and articles of association of SVH.

“SVH Shares” means the ordinary shares of SRIVARU Holding Limited, having the conditions and rights set out in the SVH A&R Articles.

“SVH Securities” means, collectively, the SVH Shares and the SVH Warrants.

“SVH Warrants” means the warrants to purchase SVH Shares at a price of $11.50 per SVH Share.

“SVM” means SRIVARU Motors Private Limited, a company incorporated under the laws of India and a majority-owned subsidiary of SVH.

“Transactions” means the series of transactions contemplated by the Business Combination Agreement, including the Merger and the Exchange.

“Transfer Agent” means Continental.

EXPLANATORY NOTE

On March 13, 2023, MOBV, SVH and Merger Sub entered into the Business Combination Agreement, pursuant to which, subject to the terms and conditions set forth therein, several transactions occurred, and in connection therewith, SVH became the ultimate parent company of SVM and MOBV, or the “Business Combination.”

The Business Combination was consummated on December 8, 2023. The transaction was unanimously approved by MOBV’s Board of Directors and was approved at the special meeting of MOBV’s shareholders held on September 28, 2023 or the “MOBV Special Meeting”. As a result of the business combination, MOBV has become a wholly owned subsidiary of SVH. On December 11, 2023, SVH’s Ordinary Shares and Warrants commenced trading on The Nasdaq Stock Market LLC, or “Nasdaq” under the symbols “SVMH” and “SVMHW,” respectively.

Certain amounts that appear in this Report may not sum due to rounding.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and executive officers of SVH upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Management of SVH Following the Business Combination,” which is incorporated herein by reference. The business address for each of SVH’s directors and executive officers is 2nd Floor, Regatta Office Park, West Bay Road, P.O. Box 10655, Grand Cayman, KY1-1006, Cayman Islands.

B.	Advisers

Norton Rose Fulbright US LLP, 1301 Avenue of the Americas, New York, New York 10019, U.S.A. has acted as US counsel for the Company and will continue to act as counsel to the Company upon and following the consummation of the Business Combination. Walkers (Cayman) LLP, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands, has acted as Cayman counsel for the Company and will continue to act as counsel to the Company upon and following the consummation of the Business Combination.

C.	Auditors

Manohar Chowdhry & Associates acted as SVH’s (and its predecessor, SVM’s) independent auditor for each of the three years in the period ended March 31, 2023, and is expected to continue to act as SVH’s independent auditor after the Business Combination.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

SVH

Selected financial information regarding SVH is included in the Form F-4 in the sections entitled “SVH’s Selected Historical Financial Information” and is incorporated herein by reference. The financial statements of SVH have been prepared in Indian Rupee.

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of SVH on an unaudited pro forma combined basis as of March 31, 2023, after giving effect to the Business Combination.

As of March 31, 2023 (pro forma for Business Combination)	$ (in thousands)
Cash and cash equivalents	$3,110
Equity	(66,328)
Debt	1,158
Loans and borrowings (current)	1,158
Loans and borrowings (non-current)	-
Total debt	1,1158
Total capitalization(2)	(65,170)
Cash and cash equivalents	$3,110
Equity	(66,328)

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with SVH are described in the Form F-4 in the section entitled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

SVH is considered a foreign private issuer as defined in Rule 3b-4 under the Exchange Act. SVH was incorporated in the Cayman Islands on June 16, 2021, solely to serve as the holding company for 94.02% of the outstanding equity of SVM. SVH is a holding company with no current operations of its own. SVH has been the consolidating entity for purposes of SVH’s financial statements since the consummation of the Business Combination on December 8, 2023. The history and development of SVH are described in the Form F-4 under the headings “Summary of the Proxy Statements/Prospectus,” “The Business Combination Proposal,” “Information Related to SVH” and “Description of SVH Securities,” which are incorporated herein by reference.

SVH’s registered address is 2nd Floor, Regatta Office Park, West Bay Road, PO BOX 10655, Grand Cayman KY1-1006, Cayman Islands., and its telephone number is +1 (888) 227-8066. SVH’s principal website address is https://srivarumotors.com/. We do not incorporate the information contained on, or accessible through, SVH’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

Following and as a result of the Business Combination, all of SVH’s business is conducted through its subsidiary, SVM. A description of the business is included in the Form F-4 in the sections entitled “SVH’s Business,” and “SVH Management’s Discussion and Analysis of Financial Condition and Results of Operation,” which are incorporated herein by reference.

C.	Organizational Structure

Upon consummation of the Business Combination, MOBV became a wholly owned subsidiary of SVH. The following diagram depicts the simplified organizational structure of SVH as of the date hereof. Percentages refer to voting power of the ordinary shares held by the respective shareholders or shareholder groups.

The significant subsidiaries of SVH are listed below.

Name	Country of Incorporation and Place of Business Address		Nature of Business	Proportion of Ordinary Shares Held by SVH
SRIVARU MOTORS PRIVATE LIMITED	India	India	Personal Electric Transportation	94.00%
Mobiv Acquisition Corp	USA	USA	Holding unit	100.00%

D.	Property, Plants and Equipment

SVH’s property, plants and equipment is held through SVM. Information regarding SVH’s property, plants and equipment is described in the Form F-4 under the headings “SVH’s Business—Facilities,” which information is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None / Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operation of SVH is included in the Form F-4 in the section entitled “SVH Management’s Discussion and Analysis of Financial Condition and Results of Operation,” which information is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The directors and executive officers upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Management of SVH Following the Business Combination,” which is incorporated herein by reference.

B.	Compensation

SVH has entered into employment agreements with its Chief Executive Officer and Chief Financial Officer that became effective as of December 8, 2023, the closing date of the business combination with Mobiv Acquisition Corp.

Mohanraj Ramaswamy Employment Agreement

Mr. Ramaswamy’s employment agreement has an initial term extending through March 31, 2026, which will be renewed automatically on an annual basis thereafter unless either party gives 90 days’ notice of termination prior to the end of the term. Pursuant to the employment agreement, Mr. Ramaswamy serves as the Chief Executive Officer of SVH. The employment agreement entitles Mr. Ramaswamy to receive an annual base salary equal to $271,000, an annual target bonus equal to 25% of his base annual salary (currently $67,750) subject to the terms and conditions of the annual bonus plan adopted by the board, and an additional performance bonus of $24 million, payable in ordinary shares of the Company in four tranches of 25% (collectively, the “Additional Bonus Shares”), each of which is payable upon the successful completion of each of the following four milestones: (1) when the Company completes a strategic battery supplier agreement for continued battery supply for the Company’s product lines; (2) when the PRANA Elite is approved by the required government authorities and officially launched into the targeted market; (3) once the ALIVE product is approved by the required government authorities and officially launched into the targeted market; and (4) once the PRANA Class product is approved by the required government authorities and officially launched into the targeted market. The Additional Bonus Shares shall be deemed fully allocated, vested and owned by Mr. Ramaswamy in the event of a termination of his employment for any reason whatsoever.

Under the employment agreement, if the Company terminates Mr. Ramaswamy without “cause” or Mr. Ramaswamy resigns for “good reason” (as each such term is defined in the employment agreement), subject to Mr. Ramaswamy’s execution of a release of claims in favor of the Company, Mr. Ramaswamy will be entitled to receive (i) 12 months’ base salary, (ii) his target annual bonus for the year of termination, and (iii) continued medical coverage paid by the Company for 18 months following such qualifying termination.

Weng Kiat (Adron) Leow Employment Agreement

Mr. Leow’s employment agreement has an initial term extending through March 31, 2026, which will be renewed automatically on an annual basis thereafter unless either party gives 90 days’ notice of termination prior to the end of the term. Pursuant to the employment agreement, Mr. Leow serves as the Chief Financial Officer of SVH. The employment agreement entitles Mr. Leow to receive an annual base salary equal to $216,000, a signing bonus of $24,000, and an annual target bonus equal to 25% of his base annual salary (currently $54,000) subject to the terms and conditions of the annual bonus plan adopted by the board.

Under the employment agreement, if the Company terminates Mr. Leow without “cause” or Mr. Leow resigns for “good reason” (as each such term is defined in the employment agreement), subject to Mr. Leow’s execution of a release of claims in favor of the Company, Mr. Leow will be entitled to receive (i) 12 months’ base salary, (ii) his target annual bonus for the year of termination, and (iii) continued medical coverage paid by the Company for 18 months following such qualifying termination.

Director & Officer Indemnity Agreements

SVH has entered into indemnification agreements with each of its current directors and executive officers, and plans on entering into indemnification agreements with each director that joins the board. Under these agreements, SVH may agree to indemnify its directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of SVH.

Further information pertaining to the compensation of the directors and executive officers of SVH is set forth in the Form F-4, in the sections entitled “Management of SVH Following the Business Combination—Officer and Director Compensation,” and “Management of SVH Following the Business Combination—Compensation Discussion and Analysis,” which are incorporated herein by reference.

C.	Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4, in the section entitled “Management of SVH Following the Business Combination,” which is incorporated herein by reference.

D.	Employees

Information pertaining to SVH’s employees is set forth in the Form F-4, in the section entitled “SVH’s Business—Employees,” which is incorporated herein by reference.

E.	Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of the date thereof by:

●	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;

●	each of our directors and executive officers; and

●	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, provided that any person who acquires any such right with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise of such right. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

As of the date hereof, there are 37,236,763 Ordinary Shares issued and outstanding. There are also 10,798,300 Warrants outstanding, each exercisable at $11.50 per 1 SVH Share, of which 10,005,000 are public warrants listed on Nasdaq and 543,300 private placement warrants held by Mobiv Pte. Ltd and 250,000 private warrants issued in connection with the settlement of debt.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

Unless otherwise indicated, the business address of each of the individuals from the business address of each of the individuals from SVH is 2nd Floor, Regatta Office Park, West Bay Road, P.O. Box 10655, Grand Cayman, KY1-1006.

Name and Address of Beneficial Owner	Total common stock	% of Total Voting Power(4)
Mobiv Pte. Ltd.(1) (2)	3,477,060	7.23%
Peter Bilitsch(2)	3,477,060	7.23%
Mohanraj Ramasamy	2,419,795	5.03%
Walleye Capital	3,144,998	6.54%
Mobiv Srivaru Trust	11,855,022	24.63%
SVM Trust	12,020,913	24.98%
ACP
All 5% Beneficial owners of SVH as a group	35,517,768	73.80%
Directors and Executive Officers of SVH
Mohanraj Ramasamy	2,419,795	5.03%
Weng Kiat (Adron) Leow(3)	5,000	*
Ganesh Iyer	—
Mohsen Moazami	—
Jonathan Reichental	—
Lata Gullapalli	—
Peter Bilitsch(2)	3,477,060	7.23%
All Directors and Executive Officers of SVH as a Group	5,901,855	12.26

*	Less than 1%.
(1)	Mobiv Pte. Ltd., Mobiv’s sponsor, is the record holder of the securities reported herein. Includes 543,300 Placement Units purchased in a private placement that closed simultaneously with the closing of the Initial Public Offering. Post-Business Combination, includes (i) 543,300 Private Shares, (ii) shares issuable upon exercise of 543,300 Private Warrants, (ii) shares issuable upon exercise of 250,000 Private Warrants which are expected to be issued in connection with the conversion of working capital loans related to expenses in conjunction with the Business combination. The business address of each of these entities and individuals is 850 Library Avenue, Suite 204, Newark, Delaware 19711.
(2)	Milan Vido Partners Pte. Ltd. owns 100% of Mobiv Pte. Ltd. and Peter Bilitsch, chief executive officer of the company, owns 100% of Milan Vido Partners Pte. Ltd. Includes 543,300 Placement Units purchased in a private placement that closed simultaneously with the closing of MOBV’s initial public offering. Post-Business Combination, includes (i) 543,300 Private Shares, (ii) 543,300 SVH Shares issuable upon exercise of 543,300 Private Warrants, (ii) 250,000 SVH Shares issuable upon exercise of 250,000 Private Warrants which are expected to be issued in connection with the conversion of working capital loans related to expenses in conjunction with the Business Combination.
(3)	Mr. Weng Kiat (Adron) Leow is director of our Sponsor, Mobiv Pte. Ltd., and its, holding company, Milan Vido Partners Pte. Ltd.
(4)	Excludes Earnout Shares.

B.	Related Party Transactions

Information pertaining to SVH’s related party transactions is set forth in the Form F-4, in the section entitled “Certain Relationships and Related Party Transactions—SVH’s Related Party Transactions,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

None / Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

Legal or arbitration proceedings are described in the Form F-4 under the heading “SVH’s Business—Legal Proceedings,” which is incorporated herein by reference.

Dividend Policy

SVH’s policy on dividend distributions is described in the Form F-4 under the heading “Price Range of Securities and Dividends—SVH—Dividend Policy,” which is incorporated herein by reference.

B.	Significant Changes

None/ Not applicable.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

SVH Ordinary Shares and Warrants are listed on the Nasdaq under the symbols “SVMH” and “SVMHW,” respectively. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

SVH Ordinary Shares and Warrants are listed on the Nasdaq under the symbols “SVMH” and “SVMHW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of the date hereof, subsequent to the closing of the Business Combination, there were 37,236,763 Ordinary Shares outstanding and issued, excluding the Earnout Shares. There are also 10,798,300 Warrants outstanding, each exercisable at $11.50 per 1 SVH Share, of which 10,005,000 are public warrants listed on Nasdaq and 543,300 private placement warrants held by Mobiv Pte. Ltd and 250,000 private warrants issued in connection with the settlement of debt.

B.	Memorandum and Articles of Association

The SVH A&R Articles dated as of July 28, 2023 are filed as part of this Report.

The description of the SVH A&R Articles contained in the Form F-4 in the section entitled “Description of SVH Securities” is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to SVH’s Operations

Information pertaining to SVH’s material contracts is set forth in the Form F-4, in the section entitled “Description of SVH’s Material Indebtedness” and “Certain Relationships and Related Party Transactions,” each of which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement in the Form F-4 in the sections entitled “The Business Combination Proposal—The Business Combination Agreement,” which is incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement in the Form F-4 in the section entitled “The Business Combination Proposal—Related Agreements” is incorporated herein by reference.

D.	Exchange Controls

None.

E.	Taxation

Information pertaining to tax considerations is set forth in the Form F-4, in the sections entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations” which is incorporated herein by reference.

F.	Dividends and Paying Agents

Information regarding SVH’s policy on dividends is described in the Form F-4 under the heading “Price Range of Securities and Dividends—SVH—Dividend Policy,” which is incorporated herein by reference. Because SVH does not expect to issue dividends for the foreseeable future, it has not identified a paying agent.

G.	Statement by Experts

The consolidated financial statements of SVH as of March 31, 2023 and March 31, 2022, and for each of the two years in the period ended March 31, 2023, included in this Form 20-F, have been audited by Manohar Chowdhry & Associates, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the section entitled “SVH Management’s Discussion and Analysis of Financial Condition and Results of Operation—Quantitative and Qualitative Disclosure about Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Warrants

Immediately prior to the Merger Effective Time, SVH, MOBV, and Continental entered into an assignment and assumption agreement pursuant to which MOBV assigned to SVH all of its rights, interests, and obligations in and under the Warrant Agreement, converting the MOBV Warrants as set forth in the Business Combination Agreement and providing that the SVH Warrants issued upon exchange of the MOBV Warrants held by the Sponsor are not redeemable and are exercisable for cash or on a cashless basis, at the holder’s option, so long as they are held by the Sponsor or its permitted transferees.

As of this filing, there are 10,050,000 SVH Warrants outstanding, representing up to 10,050,000 SVM Shares upon exercise. Each SVH Warrant entitles its holder to purchase one SVM Share at an exercise price of $11.50 per share. The SVH Warrants are exercisable until their expiration on December 8, 2028. The exercise price of the SVH Warrants may be adjusted in accordance with their terms.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Report beginning on page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1	Memorandum of Association of SRIVARU Holding Limited (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

1.2	Articles of Association of SRIVARU Holding Limited (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

1.3	Amended and Restated Memorandum and Articles of Association of SRIVARU Holding Limited effective July 28, 2023 (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

2.1	Warrant Agreement, dated as of August 3, 2022, between Continental Stock Transfer & Trust Company and Mobiv Acquisition Corp (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the SEC on August 9, 2022).

2.2*	Warrant Assignment and Assumption Agreement dated December 8, 2023, by and between SRIVARU Holding Limited, Mobiv Acquisition Corp, and Continental Stock Transfer & Trust Company.

2.3	Specimen Share Certificate of SRIVARU Holding Limited (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

2.4	Specimen Warrant Certificate of SRIVARU Holding Limited (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.1	Agreement and Plan of Merger, dated as of March 13, 2023, by and among Mobiv Acquisition Corp, Pegasus Merger Sub. Inc. and SRIVARU Holding Limited (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.2	First Amendment dated August 4, 2023, to the Agreement and Plan of Merger, dated as of March 13, 2023, by and among Mobiv Acquisition Corp, Pegasus Merger Sub. Inc. and SRIVARU Holding Limited (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.3	Sponsor Support Agreement, dated as of March 13, 2023, by and between Mobiv Pte. Ltd. and SRIVARU Holding Limited (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.4	Transaction Support Agreement, dated as of March 13, 2023, by and among Mobiv Acquisition Corp and certain stockholders of SRIVARU Holding Limited (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.5	Registration Rights Agreement, dated as of March 13, 2023, by and among SRIVARU Holding Limited, Mobiv Pte. Ltd. and certain stockholders of SRIVARU Holding Limited (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.6	Lockup Agreement, dated as of March 13, 2023, by and among SRIVARU Holding Limited, Mobiv Pte. Ltd. and certain stockholders of SRIVARU Holding Limited (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.7*	Exchange Agreement, dated December 8, 2023, by and among SRIVARU Holding Limited, SRIVARU Motors Private Limited, and certain shareholders of SRIVARU Motors Private Limited.

4.8*	Earnout Escrow Agreement, dated December 8, 2023, by and between SRIVARU Holding Limited, Continental Stock Transfer & Trust Company and Mohanraj Ramasamy, as representative of the Earnout Group.

4.9	Indemnity Agreement, effective as of October 5, 2022, by and between SRIVARU Holding Limited and Mohanraj Ramasamy (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.10	Indemnity Agreement, effective as of October 5, 2022, by and between SRIVARU Holding Limited and Sharmila Mohanraj (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.11	Form of Employment Agreement between SRIVARU Holding Limited and executive officers of SRIVARU Holding Limited (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.12	Form of SRIVARU Holding Limited Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717))..

4.13	Investment Management Trust Agreement, dated as of August 3, 2022, between Continental Stock Transfer & Trust Company and Mobiv Acquisition Corp (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on August 9, 2022).

8.1	List of Subsidiaries.*

15.1	Consent of Manohar Chowdhry & Associates *

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SRIVARU Holding Limited

December 28, 2023	By:	/s/ Mohanraj Ramasamy
	Name:	Mohanraj Ramasamy
	Title:	Chief Executive Officer

SRIVARU Holding Limited

Unaudited pro forma condensed combined financial information as at and for the year ended March 31, 2023	F-17
Unaudited pro forma condensed combined statement of financial position	F-21
Unaudited pro forma condensed combined statement of operations for the year ended March 31, 2023	F-22

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Srivaru Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated balance sheets of Srivaru Holding Limited and its subsidiary (the “Company”) as of March 31, 2023 and 2022, the related Consolidated statements of operations and comprehensive Income, stockholders’ equity and Consolidated cash flows, for the each of the two years in the year ended March 31, 2023, and the related notes (collectively referred to as the “ Consolidated financial statements”). In our opinion, the Consolidated financial statements present fairly, in all material respects, the Consolidated financial position of the Company as at March 31, 2023 and 2022, and the Consolidated results of its operations and its cash flows for each of the two years in the year ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s Consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters

Manohar Chowdhry & Associates

Chartered Accountants

We are serving as the Company’s auditor for the second year.

Chennai, India

May 25, 2023

UDIN: 23228596BHAIDX3742

Srivaru Holding Limited (Successor)

Srivaru Motors Private Limited (Predecessor)

CONSOLIDATED BALANCE SHEET

(all amounts are in $, except share data)

	March 31, 2023 ($)	March 31, 2022 ($)
ASSETS
Current assets:
Cash and cash equivalents	21,378	75,605
Marketable securities	14,415	14,880
Accounts receivable, net	-	-
Inventory	331,548	435,103
Deposits and advances	288,842	418,590
Total current assets	656,183	944,178

Property, plant and equipment, net	55,196	66,250
Non-Marketable securities	-	-
Deferred tax assets	-	64,241
Operating lease asset
Total long-term assets	55,196	130,491
Total assets	711,379	1,074,669
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,976	7,776
Accrued liabilities and others	55,571	82,982
Borrowings	1,158,390	886,808
Total current liabilities	1,217,937	977,566

Long-term loans	-	-
Other liabilities	-	-
Operating lease liability	-	-
Total non-current liabilities	-	-
Total liabilities	1,217,937	977,566

Commitments and Contingencies – See Note 11

Stockholders’ equity:

Common stock, $ 0.01 par value: 20,000,000 shares authorised as of March 31, 2023 (March 31, 2022; 20,000,000 shares); 19,147,698 (March 31, 2022; 19,140,849) shares issued or outstanding as of March 31, 2023.	191,477	191,408
Share Premium	149,614	124,682
Profit on Consolidation	87,756	87,756
Non Controlling Interest	(14,979)	5,696
Other Comprehensive income	51,057	4,771
Accumulated deficit	(971,483)	(317,210)
Total stockholders’ equity	(506,558)	97,103
Total liabilities and stockholders’ equity	711,379	1,074,669

The accompanying notes should be read in connection with these consolidated financial statements.

Srivaru Holding Limited (Successor)

Srivaru Motors Private Limited (Predecessor)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(all amounts are in $, except share data)

	Successor		Predecessor
	Year ended March 31, 2023	Period from June 16, 2021 through March 31, 2022	Period from April 1, 2021 through June 15, 2021
	($)	($)	($)
Revenue	112,409	152,207	87,764
Cost of goods Sold	(132,780)	(124,834)	(76,883)
Inventory write-down	(113,724)	-	-
Total Cost of Revenue	(246,504)	(124,834)	(76,883)
Gross Profit	(134,095)	27,373	10,881
General and administrative expenses	(405,078)	(268,656)	(59,586)
Selling and Distribution expenses	(2,814)	(36,447)	(4,713)
Depreciation and Amortisation	(24,545)	(27,974)	-
Operating loss	(566,532)	(305,704)	(53,418)
Other income, net	11,771	10,529	432
Finance Expenses	(55,946)	-	-
Loss before income taxes	(610,707)	(295,175)	(52,986)
Income tax expense/benefit	(64,241)	(34,155)	-
Net loss attributable to common stockholders	(674,948)	(329,330)	(52,986)
Loss attributable to Common Stock holders of Parent Company	(654,273)	(317,210)	(49,813)
Loss attributable to minority Stock holders	(20,675)	(12,120)	(3,173)

Loss per share attributable to common stockholders:
Basic & diluted	(0.04	(0.03	-0.02
Weighted-average number of shares used in computing loss per share amounts:	19,145,415	15,155,318	2,611,260

The accompanying notes should be read in connection with these Consolidated financial statements.

Srivaru Holding Limited (Successor)

Srivaru Motors Private Limited (Predecessor)

STATEMENT OF STOCKHOLDERS’ EQUITY

(all amounts are in $, except share data)

Predecessor	Number of Common Shares	Common Stock	Share Premium	Accumulated Deficit	Capital Reserve	Non- Controlling Interest	Other Comprehensive Income	Total Stockholders’ Equity
Balances as of April 01, 2021	2,611,260	34,446	600,278	(284,811)	-	-	-	349,913
Common stock issued during the year	-	-	-	-	-	-	-	-
Net loss	-	-	-	(52,986)	-	-	-	(52,986)
Exchange gain on translation of Foreign Subsidiaries	-	-	-	-	-	-	-	-
Balances as of June 15, 2021	2,611,260	34,446	600,278	(337,797)	-	-	-	296,927

Successor	Number of Common Shares	Common Stock	Share Premium	Accumulated Deficit	Capital Reserve	Non-Controlling Interest	Other Comprehensive Income	Total Stockholders’ Equity
Balances as of June 16, 2021	-	-	-	-	-	-	-	-
Common stock issued during the year	19,140,849	191,408	124,682	-	-	-	-	316,090
Net loss	-	-	-	(367,023)	-	(15,293)	-	(382,316)
Adjustments Pertaining to Business Combination	-	-	-	49,813	-	-	-	49,813
Profit on Consolidation	-	-	-	-	87,756	20,989	-	108,745
Exchange gain on translation of Foreign Subsidiaries	-	-	-	-	-	-	4,771	4,771
Balances as of March 31, 2022	19,140,849	191,408	124,682	(317,210)	87,756	5,696	4,771	97,103

	Number of Common Shares	Common Stock	Share Premium	Accumulated Deficit	Capital Reserve	Non- Controlling Interest	Other Comprehensive Income	Total Stockholders’ Equity
Balances as of April 01 , 2022	19,140,849	191,408	124,682	(317,210)	87,756	5,696	4,771	97,103
Common stock issued during the year	6,849	69	24,932	-	-		-	25,001
Net loss	-	-	-	(654,273)	-	(20,675)	-	(674,948)
Adjustments Pertaining to Business Combination	-	-	-	-	-	-	-	-
Profit on Consolidation	-	-	-	-	-	-	-	-
Exchange gain on translation of Foreign Subsidiaries	-	-	-	-	-	-	46,286	46,286
Balances as of March 31, 2023	19,147,698	191,477	149,614	(971,483)	87,756	(14,979)	51,057	(506,558)

The accompanying notes should be read in connection with these consolidated financial statements.

Srivaru Holding Limited (Successor)

Srivaru Motors Private Limited (Predecessor)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all amounts are in $, except share data)

	Successor		Predecessor
	Year Ended March 31, 2023	Period from June 16, 2021 through March 31, 2022	Period from April 1, 2021 through June 15, 2021
	($)	($)	($)
Cash flows from operating activities:
Net loss	(610,707)	(295,175)	(52,986)
Adjustment to reconcile net loss to net cash:
Depreciation and amortization	24,545	27,974	-
Changes in operating assets and liabilities:
Accounts receivables, net	-	-	3,978
Inventory	103,555	(160,640)	72,320
Deposits and advances	129,748	(750)	(161,167)
Claims and advances	-	-	-
Accounts payable	(3,800)	(9,336)	7,928
Accrued and other liabilities	(27,411)	30,316	14,521
Net cash used in operating activities	(384,070)	(407,611)	(115,406)

Cash flow from investing activities:
Net sale/(purchase) of property, plant, and equipment	(13,491)	(17,694)	(3,858)
Investment in/sale of marketable securities/Subsidiaries	465	(191,812)	(455)
Net cash provided by/ (used in) investing activities	(13,026)	(209,506)	(4,313)

Cash flows from financing activities:
Issuance of equity stock through offering (net of expenses)	25,001	316,090	-
Proceeds from/Repayment of borrowings	271,582	342,010	110,273
Net cash provided by financing activities	296,583	658,100	110,273

Effects of exchange rate changes on cash and cash equivalents	46,286	4,771	-
Net decrease in cash and cash equivalents	(54,227)	45,754	(9,446)
Cash and cash equivalents at the beginning of the period	75,605	29,851	39,297
Cash and cash equivalents at the end of the period	21,378	75,605	29,851

The accompanying notes should be read in connection with these Consolidated Financial Statements

Srivaru Holding Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Fiscal Year Ended March 31, 2023

Unless the context requires otherwise, all references in this report to “SVH,” “we,” “our” and “us” refer to Srivaru Holding Limited.

NOTE 1 – NATURE OF OPERATIONS AND MANAGEMENT’S PLANS

SVH is an investment Company incorporated outside India. The registered office of the Company is at the offices of Amicorp Cayman Fiduciary Limited, 2nd Floor, Regatta office Park, West Bay Road, P.O. Box 10655, Grand Cayman KY1 – 1006, Cayman Islands or at such other place as the Directors may from time to time decide. The Company has invested in one subsidiary, SVM, which is a clean tech electric two-wheeler manufacturer and with the goal to produce the best riding E2W vehicles for personal commuting. SVH believes that there is significant untapped engineering talent in India who are starving for an environmentally-friendly opportunity. While SVH invents, manufactures, and sells E2W vehicles it will create many opportunities at all levels for the people who are truly passionate. SVH wants these engineers to follow their hearts to create something useful for the larger community.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Preparation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Business Combination

SVH (“Successor”) was formed as an investment Company incorporated outside India on June 16, 2021. SVH Acquired 94% shares of Srivaru Motors Private Limited (Predecessor or SVM). As a result of this business combination, SVH is the acquirer for accounting purposes and SVM is the acquiree. SVM was deemed the Predecessor (the “Predecessor”) for periods prior to the Business Combination, and does not include the consolidation of the Company.

b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Management believes that the estimates and assumptions used in the preparation of the financial statements are prudent and reasonable. Significant estimates and assumptions are generally used for, but not limited to allowance for uncollectible accounts receivable; sales returns; normal loss during production; inventory write-downs; future obligations under employee benefit plans; the useful lives of property, plant, equipment; intangible assets; valuations; impairment of goodwill and investments; recoverability of advances; the valuation of options granted, and warrants issued; and income tax and deferred tax valuation allowances, if any. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Critical accounting estimates could change from period to period and could have a material impact on SVH’s results, operations, financial position, and cash flows. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

c) Revenue recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

ASC 606 prescribes a 5-step process to achieve its core principle. The Company recognizes revenue from trading, rental, or product sales as follows:

I.	Identify the contract with the customer.
II.	Identify the contractual performance obligations.
III.	Determine the amount of consideration/price for the transaction.
IV.	Allocate the determined amount of consideration/price to the contractual obligations.
V.	Recognize revenue when or as the performing party satisfies performance obligations.

The consideration/price for the transaction (performance obligation(s)) is determined as per the agreement or invoice (contract) for the services and products in the automobile segment. Refer to Note 14 - “Revenue Recognition.”

d) Cost of Revenue

Our cost of revenue includes costs associated with labor expense, components, manufacturing overhead, and outbound freight for our products division.

(e) Earnings/(Loss) per Share

Basic net loss per share attributable to common stockholders is computed by dividing the net loss by the number of weighted-average outstanding common shares. Diluted net loss per share attributable to common stockholders is determined by giving effect to all potential common equivalents during the reporting period, unless including them yields an antidilutive result.

The weighted average number of shares outstanding for the years ended March 31, 2023 and 2022, used for the computation of basic earnings per share (“EPS”) is 19,145,415 and 15,155,318 respectively.

f) Income taxes

The Company accounts for income taxes under the asset and liability method, in accordance with ASC 740, Income Taxes, which requires an entity to recognize deferred tax liabilities and assets. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. A valuation allowance is established and recorded when management determines that some or all of the deferred tax assets are not likely to be realized and therefore, it is necessary to reduce deferred tax assets to the amount expected to be realized.

In evaluating a tax position for recognition, management evaluates whether it is more-likely-than-not that a position will be sustained upon examination, including resolution of related appeals or litigation processes, based on technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the tax position is measured and recognized in the Company’s financial statements as the largest amount of tax benefit that, in management’s judgment, is greater than 50% likely of being realized upon settlement. As of March 31, 2023, there was no significant liability for income tax associated with unrecognized tax benefits.

g) Accounts receivable

We make estimates of the collectability of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer creditworthiness, and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required. We had $0.00 accounts receivable, net of provision for doubtful debt of $0.00 as of March 31, 2023 (March 31, 2022; $0.00).

h) Cash and cash equivalents

For financial statement purposes, the Company considers all highly liquid debt instruments with maturity of three months or less, to be cash equivalents. The Company maintains its cash in bank accounts in India. The cash and cash equivalents in the Company on March 31, 2023 was approximately $21 thousand (March 31, 2022; $76 thousand).

i) Short-term and long-term investments

Our policy for short-term and long-term investments is to establish a high-quality portfolio that preserves principal, meets liquidity needs, avoids inappropriate concentrations, and delivers an appropriate yield in relationship to our investment guidelines and market conditions. Short-term and long-term investments consist of corporate, various government agency and municipal debt securities, as well as certificates of deposit that have maturity dates that are greater than 90 days. Certificates of deposit are carried at cost which approximates fair value. Available-for-sale securities: Investments in debt securities that are classified as available for sale shall be measured subsequently at fair value in the statement of financial position.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs. Where the Company’s ownership interest is in excess of 20% and the Company has a significant influence, the Company has accounted for the investment based on the equity method in accordance with ASC Topic 323, “Investments – Equity method and Joint Ventures.” Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of operations and its share of post-acquisition movements in accumulated other comprehensive income / (loss) is recognized in other comprehensive income / (loss). Where the Company does not have significant influence, the Company has accounted for the investment in accordance with ASC Topic 321, “Investments-Equity Securities.”

As of March 31, 2023, investment in marketable securities is valued at fair value and investment in non-marketable securities with ownership less than 20% is valued at cost as per ASC Topic 321, “Investments-Equity Securities.”

j) Property, plant, and equipment (PP&E)

Property and equipment are recorded at cost net of accumulated depreciation and depreciated over their estimated useful lives using the Written down value method.

Upon retirement or disposition, cost and related accumulated depreciation of the property and equipment are de-recognized, and any gain or loss is reflected in the results of operation. Cost of additions and substantial improvements to property and equipment are capitalized. The cost of maintenance and repairs of the property and equipment are charged to operating expenses as incurred.

k) Fair value of financial instruments

ASC 820, “Fair Value Measurement” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying amounts of the Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to the nature of the items. Please refer to Note 15, “Fair value of financial instruments,” for further information.

l) Concentration of credit risk and significant customers

Financial instruments, which potentially expose the Company to concentrations of credit risk, are primarily comprised of cash and cash equivalents, investments, accounts receivable and unbilled accounts receivable, if any. The Company places its cash, investments in highly rated financial institutions. The Company adheres to a formal investment policy with the primary objective of preservation of principal, which contains credit rating minimums and diversification requirements. Management believes its credit policies reflect normal industry terms and business risk. The Company does not anticipate non-performance by the counterparties and, accordingly, does not require collateral. During Fiscal 2023, sales were spread across customers in India and the credit concentration risk is low.

m) Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. We record associated legal fees as incurred. Information regarding our commitments and contingencies is incorporated by reference in Note 11, “Commitments and contingencies” of these financial statements.

n) Impairment of long – lived assets

The Company reviews its long-lived assets, with finite lives, for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Such circumstances include, though are not limited to, significant or sustained declines in revenues or earnings, future anticipated cash flows, business plans and material adverse changes in the economic climate, such as changes in operating environment, competitive information, and impact of changes in government policies. For assets that the Company intends to hold for use, if the total of the expected future undiscounted cash flows produced by the assets or subsidiary company is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. For assets, the Company intends to dispose of by sale, a loss is recognized for the amount by which the estimated fair value less cost to sell is less than the carrying value of the assets. Fair value is determined based on quoted market prices, if available, or other valuation techniques including discounted future net cash flows. Unlike goodwill, long-lived assets are assessed for impairment only where there are any specific indicators for impairment.

o) Inventory

Inventory is valued at the lower of cost or net realizable value, which is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

Inventory consists of raw materials, finished goods related to manufacture of Electric vehicles. Inventory is primarily accounted for using the weighted average cost method. Primary costs include raw materials, packaging, direct labor, overhead, shipping and the depreciation of manufacturing equipment. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance, and property taxes.

Electric Vehicles are measured at net realizable value, with changes recognized in profit or loss only when the Vehicle:

-	has a reliable, readily determinable, and realizable market value;
-	has relatively insignificant and predictable costs of disposal; and
-	is available for immediate delivery.

Abnormal amounts of idle facility expense, freight, handling costs, scrap, discontinued products and wasted material (spoilage) are expensed in the period they are incurred.

p) Foreign currency translation

the Company operates in India, Cayman Islands and a substantial portion of the Company’s financials are denominated in the Indian Rupee (“INR”). As a result, changes in the relative values of the U.S. Dollar (“USD”), or the INR affect financial statements.

The accompanying financial statements are reported in USD. The INR is the functional currencies for subsidiary of the Company. The translation of the functional currencies into U.S. dollars is performed for assets and liabilities using the exchange rates in effect at the balance sheet date and for revenues and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders’ equity.

	Year End Average Rate		Year End Rate
Period	(P&L rate)		(Balance sheet rate)
Year ended March 31, 2023	INR	79.0120 Per USD	INR	82.2169 Per USD

Year ended March 31, 2022	INR	74.5100 Per USD	INR	75.8071 Per USD

q) Leases

Lessor Accounting

Under the current ASU guidance, contract consideration will be allocated to its lease components and non-lease components (such as maintenance). For the Company as a lessor, any non-lease components will be accounted for under ASC Topic 606, “Revenue from Contracts with Customers,” unless the Company elects a lessor practical expedient to not separate the non-lease components from the associated lease component. The amendments in ASU 2018-11 also provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (“Topic 606”). To elect the practical expedient, the timing and pattern of transfer of the lease and non-lease components must be the same and the lease component must meet the criteria to be classified as an operating lease if accounted for separately. If these criteria are met, the single component will be accounted for under either Topic 842 or Topic 606 depending on which component(s) are predominant. The lessor practical expedient to not separate non-lease components from the associated component must be elected for all existing and new leases.

As lessor, the Company expects that post-adoption substantially all existing leases will have no change in the timing of revenue recognition until their expiration or termination. The Company expects to elect the lessor practical expedient to not separate non-lease components such as maintenance from the associated lease for all existing and new leases and to account for the combined component as a single lease component. The timing of revenue recognition is expected to be the same for the majority of the Company’s new leases as compared to similar existing leases; however, certain categories of new leases could have different revenue recognition patterns as compared to similar existing leases.

For leases that are accounted for as operating leases, income is recognized on a straight-line basis over the term of the lease contract. Generally, when a lease is more than 180 days delinquent (where more than three monthly payments are owed), the lease is classified as being on nonaccrual and the Company stops recognizing leasing income on that date. Payments received on leases in nonaccrual status generally reduce the lease receivable. Leases on nonaccrual status remain classified as such until there is sustained payment performance that, in the Company’s judgment, would indicate that all contractual amounts will be collected in full.

Lessee Accounting

The Company adopted ASU 2016-02 effective April 1, 2020 using the modified retrospective approach. The standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. In connection with the adoption, the Company will elect to utilize the modified retrospective presentation whereby the Company will continue to present prior period financial statements and disclosures under ASC Topic 840. In addition, the Company will elect the transition package of three practical expedients permitted within the standard, which eliminates the requirements to reassess prior conclusions about lease identification, lease classification and initial direct costs. Further, the Company will adopt a short-term lease exception policy, permitting us to not apply the recognition requirements of this standard to short-term leases (i.e., leases with terms of 12 months or less), and an accounting policy to account for lease and non-lease components as a single component for certain classes of assets.

Under ASU 2016-02 (Topic 842), lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of March 31, 2023 (March 31, 2022: $ Nil).

The Company categorizes leases at their inception as either operating or finance leases. On certain lease agreements, the Company may receive rent holidays and other incentives. The Company recognizes lease costs on a straight-line basis without regard to deferred payment terms, such as rent holidays, that defer the commencement date of required payments. Please refer to Note 9, “Leases,” for further information.

r) Recently issued and adopted accounting pronouncements

Changes to U.S. GAAP are established by the Financial Accounting Standards Board (“FASB”) in the form of accounting standards updates (“ASUs”) to the FASB’s Accounting Standards Codification. The Company considers the applicability and impact of all ASUs. Accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

NOTE 3 – INVENTORY

	As of March 31, 2023 ($)	As of March 31, 2022 ($)
Raw Materials*	251,273	328,621
Work in Progress	-	84,716
Finished Goods	80,275	21,766
Total	331,548	435,103

*	During Fiscal 2023, the Company write-down approximately $114 thousand (Fiscal Year 2022: $ Nil) of inventory on account of compliance with the revised Automotive Industry Standards (AIS)-156 and AIS-038 regulations issued by the Govt of India w.r.t EV batteries. These charges were recorded in Cost of Revenue in the consolidated statements of operations.

NOTE 4 – DEPOSITS AND ADVANCES

	As of March 31, 2023 ($)	As of March 31, 2022 ($)
Prepaid expense and other current assets	52,258	165,623
Advance to Suppliers	236,584	252,637
Advance to employees	-	330

Total	288,842	418,590

Prepaid and other current assets include approximately $42 thousand (March 31, 2022: $128 thousand) Good and Service tax credit for Fiscal Year 2023. The Advances to suppliers primarily relate to advances to suppliers of component suppliers in the Vehicle manufacturing segment and also towards supply of capital equipment.

NOTE 5 – PROPERTY, PLANT, AND EQUIPMENT

	As of March 31, 2023 ($)	As of March 31, 2022 ($)
Computer & Software & Accessories	38,037	40,052
Electrical Fittings	5,883	6,380
Furniture & Fittings	27,047	29,263
Office Equipment	6,890	6,824
Plant & Machinery	52,963	40,168
Vehicle	5,678	6,158
Total Gross Value	136,498	128,845
Less: Accumulated depreciation	(81,302)	(62,595)
Total Property, plant and equipment, net	55,196	66,250

The depreciation expense in Fiscal 2023 and 2022, amounted to approximately $25 thousand and $28 thousand, respectively. The net decrease in total Property, Plant & Equipment is primarily due to depreciation and foreign exchange translations.

NOTE 6 – INVESTMENTS IN MARKETABLE SECURITIES

	As of March 31, 2023 ($)	As of March 31, 2022 ($)
Other Bank balances	14,415	14,880
Total	14,415	14,880

(i)	Other bank balances represent the fixed deposits maintained by the Company with the Banks in India which has maturity of more than 3 months as at the year end.

NOTE 7 – CLAIMS AND ADVANCES

	As of March 31, 2023 ($)	As of March 31, 2022 ($)
Refundable taxes (1)	86	531

Total	86	531

(1)	The balance represents Tax deducted by the Vendors/ Suppliers which will be refunded to the Company upon filing of income tax return for the respective year.

NOTE 8 – LEASES

The Company has short-term leases primarily consisting of spaces with the remaining lease term being less than or equal to 12 months. The total short- term lease expense and cash paid for Fiscal 2023 is approximately $ 29 thousand (March 31, 2022; $ 27 thousand).

NOTE 9 – ACCRUED LIABILITIES AND OTHERS

	As of March 31, 2023 ($)	As of March 31, 2022 ($)
Compensation and other contributions	15,193	13,244
Other current liability	37,485	66,911
Advance from customers	2,893	2,827
Total	55,571	82,982

Compensation and other contribution related liabilities consist of accrued salaries to employees. Other current liability also includes $ 28 thousand of dealer deposits received from various dealers as of March 31, 2023 (March 31, 2022: $ 66 thousand).

NOTE 10 – LOANS AND OTHER LIABILITIES

Short-term loans:

As of March 31, 2023, the Company has the following loans:

a)

Working capital loan and overdraft loan facility of USD 1.22 million with Hongkong and Shanghai Banking Corporation Limited (as renewed from time to time, the “HSBC Facility”). The current balance as of March 31, 2023, under the HSBC Facility is approximately USD 0.72 million. These loans are repayable on demand. The HSBC Facility carries interest rates set using the MCLR/3M T-Bill standards or any other external benchmark determined by the bank annually. Interest is calculated daily on the outstanding balances. The HSBC Facility is secured by SVM’s current assets.

b)	Loan from the related Party is taken from the Managing Director of the Company. These loans are unsecured and are repayable on demand.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. There are no such matters that are deemed material to the financial statements as of March 31, 2023 (March 31, 2022: Nil).

Merger agreement

On March 13, 2023, the Company entered into the Merger Agreement with Mobiv Acquisition Corp (‘MOBV’), and Pegasus Merger Sub Inc., a Delaware corporation (“Merger Sub”). Pursuant to the terms of the Merger Agreement, a business combination between the Company and MOBV will be effected through the merger of Merger Sub with and into the MOBV, with the Company surviving the merger as a wholly owned subsidiary of SVH.

Earnout

Pursuant to the Merger Agreement, certain shareholders of SVH (the “Pre-Closing Company Shareholders”) and certain shareholders of SVM India (as defined below) (the “Other SVM India Stockholders” and together with the Pre-Closing Company Shareholders, the “Earnout Group”) are entitled to receive their Pro Rata Portion (as defined in the Merger Agreement) of up to 25,000,000 SVH Shares (the “Earnout Shares”).

Exchange Agreements.

At the Closing, certain shareholders of SRIVARU Motors Private Limited , a private limited company organized under the laws of India and a majority-owned subsidiary of SVH (“SVM India”) will enter into exchange agreements (the “Exchange Agreements”) with SVH, pursuant to which, among other things, such shareholders of SVM India will have a right to transfer one or more of the shares owned by them in SVM India to SVH in exchange for the delivery of SVH Shares or cash payment, subject to the terms and conditions set forth in the Exchange Agreements.

NOTE 12 – FAIR VALUE OF FINANCIAL INSTRUMENTS

As of March 31, 2023, the Company’s marketable securities consist of liquid funds, which have been classified as Level 1 of the fair value hierarchy because they have been valued using quoted prices in active markets. The Company’s cash and cash equivalents have also been classified as Level 1 on the same principle. Financial instruments are classified as current if they are expected to be liquidated within the next twelve months. The Company’s remaining investments have been classified as Level 3 instruments as there is little or no market data. Level 3 investments are valued using cost-method.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of March 31, 2023, and March 31, 2022, and indicates the fair value hierarchy of the valuation techniques the Company used to determine such fair value:

	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
March 31, 2023

Cash and cash equivalents:	21,378	-	-	21,378
Total cash and cash equivalents	21,378	-	-	21,378

Investments:
Marketable securities	14,415	-	-	14,415
Total Investment	14,415	-	-	14,415

	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
March 31, 2022

Cash and cash equivalents:	75,605	-	-	75,605
Total cash and cash equivalents	75,605	-	-	75,605

Investments:
Marketable securities	14,880	-	-	14,880
Total Investment	14,880	-	-	14,880

NOTE 13 – INCOME TAXES

The Company calculates its provision for Income tax based on the current tax law Prevailing in India. Due to the Company’s history of losses, there is no income tax liability accrued in the books during the current year and the previous year.

The significant components of deferred income tax expense/(benefit) from operations for each of the years ended March 31 are approximated as following:

Deferred income taxes	2023 ($)	2022 ($)

Net operating loss carry-forwards	64,241	64,241

Net deferred tax asset	64,241	64,241

Valuation allowance	(64,241)	-
	-	64,241

A valuation allowance is recognized against deferred tax assets when, based on the consideration of all available positive and negative evidence using a more likely than not criteria, it is determined that all or a portion of these tax benefits may not be realized. This assessment requires consideration of all sources of taxable income available to realize the deferred tax asset including taxable income in prior carry-back years, future reversals of existing temporary differences, tax planning strategies and future taxable income exclusive of reversing temporary differences and carryforwards. The Company incurred losses on a cumulative basis for the two-year period ended March 31, 2023, which is considered to be significant negative evidence. The positive evidence considered in support was insufficient to overcome this negative evidence. As a result, the Company established a full valuation allowance for its net deferred tax asset in the amount of $64 thousand as of March 31, 2023 (March 31, 2022: $0.00).

The Company files the income tax returns in India.

RESULTS OF OPERATIONS

NOTE 14 – REVENUE

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, discounts, sales incentives, goods & service tax. The Company recognizes revenue when the amount of revenue and its related cost can be reliably measured and it is probable that future economic benefits will flow to the entity and degree of managerial involvement associated with ownership or effective control have been met for each of the Company’s activities. Revenue is recognized for domestic sales of vehicles, spare parts, and accessories when the Company transfers control over such products to the customer on dispatch from the factory.

Net sales disaggregated by significant products and services for Fiscal 2023 is as follows:

	Successor		Predecessor
	Year ended March 31, 2023	Period from June 16, 2021 through March 31, 2022	Period from April 1, 2021 through June 15, 2021
Vehicle Manufacturing
Vehicle Sales (1)	100,022	147,505	85,684
Others	12,387	4,702	2,080

Total	112,409	152,207	87,764

(1)	Revenue from Sales of Vehicle represents sale of Electric Bikes to Authorized dealers in and around India.

NOTE 15 – SEGMENT INFORMATION

FASB ASC 280, “Segment Reporting” establishes standards for reporting information about reportable segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group (“CODM”), in deciding how to allocate resources and in assessing performance. The CODM evaluates revenues and gross profits based on product lines and routes to market. Based on our integration and Management strategies, we operate in one reportable segment which is vehicle manufacturing. There are no other significant reportable segments.

NOTE 16 – SUBSEQUENT EVENTS

There are no significant subsequent events to reported as at the Reporting date.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Controls and Procedures

There were no changes in and disagreements with accountants on accounting and financial disclosures.

(a) Evaluation of disclosure controls and procedures

Our Management maintains disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) that are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to Management, including our Chief Executive Officer and Principal Financial Officer (our principal executive officer and principal financial officer, respectively), as appropriate, to allow for timely decisions regarding required disclosure.

Our Management, including the Chief Executive Officer and Principal Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed in the reports filed or submitted by us under the Exchange Act was recorded, processed, summarized and reported within the requisite time periods and that such information was accumulated and communicated to our Management, including our Chief Executive Officer and Principal Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

(b) Changes in internal control over financial reporting

Our Management, including our Chief Executive Officer and Principal Financial Officer, evaluated our “internal control over financial reporting” as defined in Exchange Act Rule 13a-15(f) to determine whether any changes in our internal control over financial reporting occurred during Fiscal 2023, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there were no changes in our internal control over financial reporting during Fiscal 2023, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting

Other Information

None.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of financial information of MOBV and SVH, adjusted to give effect to the terms of the Business Combination Agreement (the “Transaction”).

The following unaudited pro forma condensed combined balance sheet as of March 31, 2023, combines the historical audited consolidated balance sheet of SVH as of March 31, 2023, with the historical unaudited balance sheet of MOBV as of March 31, 2023, giving pro forma effect to the Transaction as if it had occurred as of March 31, 2023.

The following unaudited pro forma condensed combined statement of operations for the year ended March 31, 2023, combines the historical audited statement of operations of SVH for the year ended March 31, 2023 and the historical audited statement of operations of MOBV for the period from January 7, 2022 (inception) through December 31, 2022 adjusted to remove the unaudited statement of operations for the period from January 7, 2022 (inception) through March 31, 2022, and add the unaudited statement of operations for the three months ended March 31, 2023, to reflect the year ended March 31, 2023, on a pro forma basis as if the Transaction had occurred on April 1, 2022.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023, has been derived from:

●	the historical unaudited financial statements of MOBV as of March 31, 2023, and the related notes thereto included elsewhere in this proxy statement/prospectus; and

●	the historical audited consolidated financial statements of SVH as of March 31, 2023, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2023, has been derived from:

●	the historical unaudited financial statements of MOBV for the three months ended March 31, 2023, and for the period from January 7, 2022 (inception) through March 31, 2022;

●	the historical audited financial statements of MOBV for the for the period from January 7, 2022 (inception) through December 31, 2022, and the related notes thereto included elsewhere in this proxy statement/prospectus. Refer to Note 2 – “Basis of Presentation” for more detail; and

●	The historical audited consolidated financial statements of SVH for the year ended March 31, 2023, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as in effect on the date of this proxy statement/prospectus which incorporates Transaction Accounting Adjustments. SVH and MOBV have elected not to present any estimates related to potential synergies and other transaction effects that are reasonably expected to occur or have already occurred and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

This information should be read together with the financial statements and related notes, as applicable, of each of SVH and MOBV included in this proxy statement/prospectus and SVH’s and MOBV’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Transactions

Business Combination/Transaction

On March 13, 2023, MOBV entered into the Business Combination Agreement with SVH, and Pegasus Merger Sub, Inc, a Delaware corporation (“Merger Sub”). Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (a) Merger Sub will merge with and into MOBV, with MOBV surviving the Merger as a wholly owned subsidiary of SVH. The Business Combination closed on December 8, 2023.

Exchange Consideration

Each MOBV Share (except for the Excluded Shares, as defined below) was automatically converted as of the Effective Time into the right to receive the Per Share Consideration and each of the MOBV Warrants has automatically become a SVH Warrant and all rights with respect to MOBV Shares underlying the MOBV Warrants have automatically converted into rights with respect to SVH Shares and thereupon assumed by the SVH. The Excluded Shares refer to any MOBV Public Shares (a) held in the treasury of MOBV, (b) otherwise held by MOBV or (c) for which a public shareholder of MOBV has demanded that MOBV redeem.

Each issued and outstanding share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Company, which constitutes the only outstanding share of capital stock of the Surviving Company.

Each Excluded Share was surrendered and cancelled and has cease to exist and no consideration was be delivered exchange therefor.

Exchange Agreement with SVM shareholders

At the Closing, certain shareholders of SVM have enter into exchange agreements (the “Exchange Agreements”) with SVH, pursuant to which, among other things, such shareholders of SVM have a right to transfer one or more shares owned by them in SVM to SVH in exchange for the delivery of SVH Shares or cash payment, subject to the terms and conditions set forth in the Exchange Agreements. In connection with the Exchange Agreement, SVH has reserved 951,327 shares.

SVH Shareholders

SVH has effected a stock split, such that the number of outstanding SVH shares immediately prior to the closing of the Transaction (after giving effect to the stock split) is 14,946,286.

The Per Share Consideration and other dependent items were adjusted appropriately to reflect the effect of any stock or share split, reverse stock or share split, including a reverse stock or share split prior to the Effective Time in order to cause the value to be $150 million and therefore the value of each SVH Share to equal $10.04, stock or share issuance, stock or share dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of SVH Shares outstanding after the date hereof and prior to the Effective Time, so as to provide the holders of MOBV Public Shares, Private Shares, founder shares, Private Warrants, and MOBV Public Warrants and the recipients of the Per Share Consideration and SVH Warrants, as applicable, with the same economic effect as contemplated by the Business Combination Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Per Share Consideration and SVH Warrants and other dependent items.

Earn Out Shares

Shareholders of SVH as of immediately prior to the Effective Time are entitled to receive their pro rata share based on the number of outstanding SVH shares as of immediately prior to the Closing of up to 25,000,000 Earn Out Shares (the “Pre-Closing Company Shareholders”) as follows:

(i) Each of the Pre-Closing Company Shareholders will receive their Pro Rata Portion of 1,450,000 Earn Out Shares (the “2024 Earn Out”) to be released from the Earn Out Escrow Account within ten (10) Business Days following the filing with the SEC by the Company of an Annual Report on Form 20-F for the fiscal year ended March 31, 2024 (“the 2024 20-F”) which reflects Vehicle Sales Revenue of the Company for the fiscal year 2024 of $39,000,000 or more;

(ii) Each of the Pre-Closing Company Shareholders will receive their Pro Rata Portion of 4,125,000 Earn Out Shares (the “2025 Earn Out”) to be released from the Earn Out Escrow Account within ten (10) Business Days following the filing with the SEC by the Company of an Annual Report on Form 20-F for the fiscal year ended March 31, 2025 (“the 2025 20-F”) which reflects Vehicle Sales Revenue of the Company for the fiscal year 2025 of $117,000,000 or more;

(iii) Each of the Pre-Closing Company Shareholders will receive their Pro Rata Portion of 19,425,000 Earn Out Shares (the “2026 Earn Out”) to be released from the Earn Out Escrow Account within ten (10) Business Days following the filing with the SEC by the Company of an Annual Report on Form 20-F for the fiscal year ended March 31, 2026 (“the 2026 20-F”) which reflects Vehicle Sales Revenue of the Company for the fiscal year 2025 of $553,000,000 or more;

(iv) If either or both of the 2024 Earn Out and the 2025 Earn Out are not earned as set forth in (i) and (ii), respectively, each of the Pre-Closing SVH Shareholders will receive their Pro Rata Portion of the amount of the 2024 Earn Out and the 2025 Earn Out not so earned to be released from the Earn Out Escrow Account on the 2026 Earn Out Release Date if the aggregate total Vehicle Sales Revenue for the fiscal years ended March 31, 2024, 2025, and 2026 is $709,000,000 or more; and

(v) In the event that any of the Vehicle Sales Revenue triggers set forth in (i) – (iv) above are not met on the applicable Earnout Release Date, but Vehicle Revenue is at least 50% of the stated trigger, then the Company Board shall have discretion to waive the applicable Vehicle Sales Revenue trigger and release all or any portion of the applicable Earn Out Shares available to be released as of such Earnout Release Date.

The SVH Shares that may be issued shall be fully paid and free and clear of all Liens other than applicable securities Laws restrictions.

At the Closing, the full amount of the Earn Out Shares will be placed in an escrow account with Continental (the “Earn Out Escrow Account”) for the benefit of the Pre-Closing Company Shareholders pursuant to an Escrow Agreement between SVH and Continental (the “Earn Out Escrow Agreement”).

Any Earn Out Shares remaining in the Earn Out Escrow Account following the 2026 Earn Out Release Date will be automatically returned to the Company and canceled.

The Earn Out Shares shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share issuance, share dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of SVH Shares outstanding after the date hereof and prior to the time when such Earn Out Shares are delivered to the Pre-Closing SVH Shareholders so as to provide the Pre-Closing Shareholders with the same economic effect contemplated by the Business Combination Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Earn Out Shares.

Accounting for the Transaction

SVH is both the legal and accounting acquirer as the shares of MOBV will convert into the right to receive SVH Shares (the “Per Share Consideration”) and MOBV has legally become SVH’s wholly owned subsidiary as a result of the merger with Merger Sub.

The Transaction will be accounted for as an asset acquisition. MOBV does not qualify as a Business per ASC 805-10-55-3A. Since the acquisition is based on a monetary exchange, and most of the assets of MOBV are marketable securities in the Trust Account, the fair value of the assets is the more evident value. The liabilities assumed are all of short-term nature which are deemed to be at fair value. As such the fair value of the consideration given, in this case the transaction costs incurred, one to one share exchange and the Earn Out consideration should be allocated using the relative fair value approach based on the net asset value acquired from MOBV. Given the nature of the assets acquired and liabilities assumed from MOBV, an allocation of the transaction costs and Earnout consideration cannot be made to the net assets acquired. Accordingly, an immediate charge to operations would be recognized for the difference between the relative value allocated to the earnout and the fair value, as well as for the value of the transaction costs.

The following table sets out share ownership of SVH on a pro forma basis based on actual redemption.

	Actual Redemptions
	Number of Shares	Percent Outstanding

SVH shareholders	14,946,286	46.2%
MOBV public shareholders	913,555	2.8%
MOBV public shares under Non-redemption Agreement	2,286,239	7.1%
MOBV Sponsor’s shareholders	2,495,460	7.7%
MOBV Private Placement shareholders	543,300	1.7%
MOBV Sponsor converted loans	128,113	0.4%
MOBV representative shareholders	100,050	0.3%
MOBV Underwriter fee settlement in shares	600,000	1.9%
Non-redemption Agreement shareholders compensation	7,713,760	23.9%
Other advisors	2,600,000	8.0%
	32,326,763	100.0%

The following unaudited pro forma condensed combined balance sheet as of March 31, 2023, and the unaudited pro forma condensed combined statement of operations for the year ended March 31, 2022, are based on the historical financial statements of MOBV and SHV and the amounts are presented in USD (see Note 2 – “Basis of Presentation” for more detail). The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial statements.

Srivaru and Mobiv Acquisition Corp

Unaudited Pro Forma Condensed Combined Statement of Financial Position

As of March 31, 2023

			Scenario 1: Minimum Redemption Scenario
	SVH (U.S. GAAP Historical)	MOBV (U.S. GAAP Historical)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$21,378	$414,177	$7,540,298	A	$3,110,210
			(700,000)	B
			(4,280,643)	C
			115,000	L
Marketable securities	14,415	-	-		14,415
Inventories, net	331,548	-	-		331,548
Deposits and advances	288,842	-	-		288,842
Prepaid expenses and other assets	-	288,891	123,333	C	412,224
Total current assets	656,183	703,068	2,797,988		4,157,239
Non-current assets
Property, plant, and equipment	55,196	-	-		55,196
Prepaid expenses	-	-	616,667	C	616,667
Deferred tax assets	-	-	-		-
Cash and marketable securities held in Trust Account	-	104,410,362	(7,540,298)	A	-
			(99,439,690)	K
			1,166,333	L
			1,403,292	M
			-
Total non-current assets	55,196	104,410,362	(103,793,695)		671,863
Total assets	$711,379	$105,113,430	$(100,995,707)		$4,829,102

LIABILITIES
Current liabilities
Accounts payable and accrued expenses	$59,547	$761,594	$(620,052)	C	$151,089
			(50,000)	M
Due to related parties	-	260	-	L	260
Borrowings	1,158,390	-	-		1,158,390
Income tax payable	-	443,034	(443,034)	M	-
Total current liabilities	1,217,937	1,204,888	(1,113,086)		1,309,739
Non-current liabilities
Deferred underwriting commissions	-	3,501,750	(3,201,750)	B	300,000
Exchange agreement on minority interest liability	-	-	9,547,459	I	9,547,459
Earn out liability	-	-	60,000,000	H	60,000,000
Total non-current liabilities	-	3,501,750	66,345,709		69,847,459
Total liabilities	1,217,937	4,706,638	65,232,623		71,157,198

Class A common stock subject to possible redemption	-	104,135,566	(7,540,298)	F	-
			(99,439,690)	K
			(2,844,422)	O
EQUITY
Srivaru common stock	191,477	-	(191,477)	D	323,268
			149,463	D
			6,998	F
			31,388	G
			103,138	J
			1,281	L
			25,000	N
			6,000	B
Srivaru Share premium	149,614	-	42,014	D	8,388,900
			(4,676,874)	E
			7,533,301	F
			2,495,750	B
			(31,385)	G
			(9,562,438)	I
			11,183,865	J
			1,280,052	L
			(25,000)	N
Srivaru profit on consolidation	87,756	-	-		87,756
Srivaru non-controlling interest	(14,979)	-	14,979	I	-
Srivaru other comprehensive income	51,057	-	-		51,057
Mobiv preferred stock	-	-	-		-
Mobiv Class A common stock	-	1	(1)	F	-
Mobiv Class B common stock	-	3	(3)	G	-
Additional paid-in capital	-	-	-		-
Accumulated deficit	(971,483)	(3,728,778)	(2,920,591)	C	(75,179,077)
			4,676,874	E
			(60,000,000)	H
			(2,844,422)	O
			1,896,326	M
			(11,287,003)	J
Total equity	(506,558)	(3,728,774)	(62,092,764)		(66,328,096)
Total equity and liabilities	$711,379	$105,113,430	$(100,995,707)		$4,829,102

(1)	The unaudited pro forma condensed combined balance sheet as of March 31, 2023, combines the historical audited consolidated balance sheet of SVH as of March 31, 2023, with the historical unaudited balance sheet of MOBV as of March 31, 2023.
(2)	Common stock, $ 0.01 par value: Authorized is 100,000,000; Outstanding: 31,783,463.
(3)	Class A common stock, $0.000001 par value; 100,000,000 shares authorized; 643,350 issued and outstanding (excluding 10,005,000 shares subject to possible redemption).
(4)	Class B common stock, par value $0.000001; 10,000,000 shares authorized; 2,501,250 issued and outstanding.

Srivaru and Mobiv

Unaudited Pro Forma Condensed Combined Statement of Profit or Loss

For the Year Ended March 31, 2023

	Year ended March 31, 2023	Year Ended March 31, 2023	Scenario 1: Minimum Redemption Scenario
	Srivaru (U.S. GAAP Historical)	Mobiv (U.S. GAAP Historical)	Transaction Accounting Adjustments		Pro Forma Combined

Revenue	$112,409	$-	$-		$112,409
Cost of sales	(246,504)	-	-		(246,504)
Gross profit	(134,095)	-	-		(134,095)

General and administrative expenses	(405,078)	-	(60,833)	CC	(465,911)
Selling and Distribution expense	(2,814)	-	-		(2,814)
Depreciation and amortization expense	(24,545)	-	-		(24,545)
Transaction cost	-	-	(14,207,594)	FF	(14,207,594)
Formation and operating costs	-	(1,530,564)	80,000	BB	(1,450,564)
Total operating expenses	(432,437)	(1,530,564)	(14,188,427)		(16,151,428)

Operating loss	(566,532)	(1,530,564)	(14,188,427)		(16,285,523)

Other income (expense)
Earn out expense			(60,000,000)	EE	(60,000,000)
Other income, net	11,771		-		11,771
Finance expenses	(55,946)		-		(55,946)
Interest income on marketable securities held in Trust Account	-	2,274,112	(2,274,112)	AA	-

Total other non-operating income and expenses	(44,175)	2,274,112	(62,274,112)		(60,044,175)

Loss before income tax benefit	(610,707)	743,548	(76,462,539)		(76,329,698)

Income tax expense	(64,241)	(443,034)	443,034	DD	(64,241)

Net loss	$(674,948)	$300,514	$(76,019,505)		$(76,393,939)

Basic and diluted net loss per Class A unit	$(0.04)
Basic net income per share, Class A common stock subject to possible redemption		$0.03

Basic net income per share, Class B common stock		$0.03

Pro forma weighted average number of shares outstanding - basic and diluted					32,326,763

Pro forma loss per share - basic and diluted					$(2.36)

(1)	Refer to Note 2 – “Basis of Presentation” where the MOBV historical operating results adjustments are described in order to align with SVH’s year end.
(2)	Please refer to Note 6 — “Net Earnings (Loss) per Share” for details.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Proposed Transactions

On March 13, 2022, MOBV entered into the Business Combination Agreement with SVH and Merger Sub. Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (a) MOBV will merge with and into Merger Sub, with MOBV continuing as the surviving entity (the “Merger”), and with holders of MOBV securities receiving substantially identical securities of SVH, as a result MOBV becoming a wholly-owned subsidiary of SVH. The Business Combination closed on December 8, 2023.

Exchange Consideration

Each MOBV Share (except for the Excluded Shares, as defined below) have be automatically converted as of the Effective Time into the right to receive one SVH Share (the “Per Share Consideration”), provided that each MOBV Public Share (except for Excluded Shares) were entitled to receive two times the Per Share Consideration, and each of the MOBV Warrants have automatically become a SVH Warrant and all rights with respect to MOBV Shares underlying the MOBV Warrants have automatically converted into rights with respect to SVH Shares and thereupon assumed by the SVH. The Excluded Shares refer to any MOBV Public Shares (a) held in the treasury of MOBV, (b) otherwise held by MOBV or (c) for which a public shareholder of MOBV has demanded that MOBV redeem.

Shareholders of SVH as of immediately prior to the Effective Time are entitled to receive their pro rata share based on the number of outstanding SVH shares as of immediately prior to the Closing of up to 25,000,000 Earn Out Shares

For a description of the Business Combination and certain agreements executed in connection therewith, see “Summary of the Proxy Statement/Prospectus — The Business Combination” and “Certain Agreements Related to the Business Combination.”

Note 2 — Basis of Presentation and Accounting Policies

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that SVH will experience. SVH and MOBV have not had any historical relationship prior to the Transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified Transaction Accounting Adjustments and present the Management’s Adjustments. MOBV has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

MOBV does not meet the definition of a “business” pursuant to per ASC 805-10-55-3A as it is an empty listed shell holding only cash raised as part of its original equity issuance. As a result, the Transaction does not qualify as a “business combination” within the meaning of ASC 805, Business Combinations; rather, the Transaction will be accounted for as an asset acquisition. See Note 3 – Accounting for the Transaction for more details.

The historical financial statements of SVH have been prepared in accordance with U.S. GAAP and in its functional and presentation currency of the United States Dollar (“USD”). The historical financial statements of MOBV have been prepared in accordance with U.S. GAAP and in its functional and presentation currency of the United States dollar (“USD”). The unaudited pro forma condensed combined financial information reflects U.S. GAAP, the basis of accounting used by SVH.

As SVH and MOBV have different fiscal year ends, in order to meet the SEC’s pro forma requirements of combining operating results for an annual period that ends within 93 days of the end of SVH’s latest year ended March 31, 2023, MOBV’s financial results for the calculated year ended March 31, 2023, have been calculated by taking (i) MOBV’s results for the year ended December 31, 2022, minus MOBV’s results for the period from January 7, 2022 (inception) through March 31, 2022, plus the three months ended March 31, 2023. SVH’s annual fiscal year ended March 31. 2023 was combined with MOBV’s financial results for the calculated year ended March 31, 2023.

The following table sets out share ownership of SVH on a pro forma basis based on actual redemption.

	Actual Redemptions
	Number of Shares	Percent Outstanding

SVH shareholders	14,946,286	46.2%
MOBV public shareholders	913,555	2.8%
MOBV public shares under Non-redemption Agreement	2,286,239	7.1%
MOBV Sponsor’s shareholders	2,495,460	7.7%
MOBV Private Placement shareholders	543,300	1.7%
MOBV Sponsor converted loans	128,113	0.4%
MOBV representative shareholders	100,050	0.3%
MOBV Underwriter fee settlement in shares	600,000	1.9%
Non-redemption Agreement shareholders compensation	7,713,760	23.9%
Other advisors	2,600,000	8.0%
	31,783,463	100.0%

The pro forma adjustments do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently non-deductible or non-taxable based on the laws of the relevant jurisdiction.

The share amounts and ownership percentages set forth above are not indicative of voting percentages and do not take into account MOBV Warrants that remain outstanding immediately following the Transaction and may be exercised thereafter.

Upon consummation of the Transaction, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 — Accounting for the Transaction

The Transaction will be accounted for as an asset acquisition. SVH is both the legal and accounting acquirer as the shares of MOBV will convert into the right to receive SVH Shares (the “Per Share Consideration”) and MOBV will legally become SVH’s wholly owned subsidiary as a result of the merger with Merger Sub.

The Transaction will be accounted for as an asset acquisition. MOBV does not qualify as a Business per ASC 805-10-55-3A. Since the acquisition is based on a share exchange, and most of the assets of MOBV are marketable securities in the Trust Account, the fair value of the assets is the more evident value. The liabilities assumed are all of short-term nature which are deemed to be at fair value. As such the fair value of the consideration given, in this case the transaction costs incurred, one to one share exchange and the Earn Out consideration should be allocated using the relative fair value approach based on the net asset value acquired from MOBV. Given the nature of the assets acquired and liabilities assumed from MOBV, an allocation of the transaction costs and Earnout consideration cannot be made to the net assets acquired. Accordingly, an immediate charge to operations would be recognized for the difference between the relative value allocated to the earnout and the fair value, as well as for the value of the transaction costs.

The Exchange Agreement does provide the Company with the obligation to purchase the SVM shares for cash. “Cash Exchange Payment” means with respect to a particular Call Exchange for which the Company has elected to make a Cash Exchange or a particular Put Exchange for which the Shareholder has elected to receive a Cash Exchange Payment: The terms both a call and a put option with same strike price and exercise dates applied and have a fixed redemption price. As such the Exchange Agreement should be classified as a liability under ASC 480 and the NCI removed from equity with the subsidiary reported at 100% by the parent.

Earn Out Share payments are within the scope of ASC 480. The Company agreed to issue 25,000,000 Earn Out Shares over a three-year period based on Vehicle Sales Revenue earned at each year, or in the aggregate for the three years. However, the number of shares to be delivered can vary based on the discretion of the Company Board to waive the applicable Vehicle Sales Revenue trigger and release all or any portion of the Earnout shares available, accordingly a liability will be record for the fair value of the Earn Out shares.

Note 4 — Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023

The pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of March 31, 2023 are as follows:

A.	Reflects the liquidation and reclassification of $7.5 million of funds held in the Trust Account to cash and bank balances that becomes available following the Transaction closing.

B.	Reflects the cash payment of $0.7 million of the deferred underwriting commissions due by MOBV payable upon the closing of the Transaction and the issuance of 600,000 shares as additional compensation for the deferral of $0.3 million based on amended settlement terms dated November 8, 2023 and the waiving of the deferred fee of $2.5 million.

C.

Represents the transaction costs incurred by MOBV and SVH of approximately $4.28 million for legal, accounting, advisory services, and due diligence fees incurred as part of the Transaction.

For the MOBV transaction costs of $1.7 million, $0.62 million costs have been accrued as of the pro forma balance sheet date $0.37 represents the payment of D&O premium and the remaining $0.79 million is reflected as an adjustment to accumulated losses. The premium payment is related to the tail D&O insurance policy to cover officers and directors of the post combined entity for a six-year term. The payment has been recorded as a prepayment of the insurance policy and will be amortized over the six-year policy term in accordance with U.S. GAAP.

For the SVH transaction costs of $2.51 million, $0.38 represents the payment of D&O premium and the remaining $2.51 million is reflected as an adjustment to accumulated losses. The premium payment is related to the tail D&O insurance policy to cover officers and directors of the post combined entity for a six-year term. The payment has been recorded as a prepayment of the insurance policy and will be amortized over the six-year policy term in accordance with U.S. GAAP.

D.	Represents the adjustment to give effect of the SVH stock split to effect 14,946,286 of outstanding SVH shares into shares of common stock at par value of $0.01 per share upon the closing of the Transaction.

E.	Represents the elimination of MOBV’s historical accumulated losses as the transaction between MOBV and SVH is considered an asset purchase as MOBV does not meet the definition of a Business.

F.	Represents the reclassification of the redeemable shares to permanent equity based on the funds held in trust subsequent to all redemption request.

G	Reflects the conversion of Class B common stock into shares of SVH on a one-for-one basis at a par value of $0.01.

H.

Reflects the fair value of the Earn Out Shares liability in accordance with ASC 480 as the Earn Out shares represents an obligation to issue a variable number of shares where the variations in based on something other than the fair value of the issuer’s equity shares, in this case revenue thresholds. No further consideration was made under ASC 815 as the features represent an obligation under ASC 480. The fair value of the Earnout shares was based on the Monte Carlo Simulation Analysis taking the following inputs into considerations. Revenue Volatility of 40.0%, EBITA Volatility of 45.0%, Revenue Discount rate of 23.0%, Equivalent Required Matric Risk Premium of 16.8%, Credit Adjusted Discount Rate of 10.1% and Risk-free rate of 6.2%. The valuation applied 100,000 simulations and produced a range of value between $50 million to $70 million. For pro forma purposes the mid-range was utilized of $60 million to record the liability as of the merger date. The Company in accordance with ASC 480 will record the Earnout shares as a liability at fair value at closing and at each reporting period with changes in fair value recognized in the statement of operations. Refer to Note 5 Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended March 31, 2023, adjustment EE for further detail.

The Earn Out shares were first analyzed under ASC 718 to determine if the shares should be considered compensation or part of the consideration paid in the asset purchase transaction. The indications under ASC 805-10-55-25 were considered in making the determination. Considering the facts and circumstances of the arrangement there were no elements that would suggest compensation such as the Earn Out Shares were deemed to be part of the consideration paid in the transaction.

I.	Reflects the minority interest liability as a result of the put and call option granted to the SVM shareholder under the Exchange Agreement the value of the minority interest was based on the estimated value of the shares at $10.04.

J.

Reflects the non-cash payment for Advisory Services under an engagement letter entered into between SVH and Mr. Calicchia and Mr. Shiv. The engagement as amended on November 8, 2023, calls for transaction fees payable in 2,600,000 SVH Shares and 250,000 SVH Warrants and a cash payment of $0.70 million. The value of the 2,600,000 shares was based on the closing price on December 8, 2023 of $1.0936 resulting in compensation expense of $2.84 million. The warrants are to be issued with terms substantially equal to the warrants that are outstanding or issuable that are most favorable. Currently the only warrants outstanding are the MOBV warrants as such the value of the warrants was based on the closing price of $0.0315 on December 8, 2023 under trading symbol MOBVW. The number of warrants is not expected to change.

In additional the MOBV entered into a non-redemption agreement with an investor to assist the Company to ensure listing requirements, resulting in additional consideration of 7,713,760 shares being issued at closing of the Business Combination. Non-redeeming investors to as such now hold 10,000,000 as a result. The shares were recorded as compensation expense valued at the closing price on December 8, 2023 of $1.0936 resulting in compensation expense of $8.44 million.

K	Reflects the redemption of 4,331,613 Public Shares for a cash payment of $45.8 million, or $10.58 per share on July 7, 2023 to extend the date by which the Company has to close on a business combination from July 15, 2023 to August 8, 2023 and the redemption of 4,973,593 Public Shares for a cash payment of $53.59 million, or $10.78 as a result of the meeting to vote for the Business Combination.

L	Reflect the borrowings from Sponsor of $666,334 in order to fund extension payments into the Trust Account and $500,000 deposits made into to trust as part of the monthly extension payment of $100,000 from August 8, 2023 through December 8, 2023. In additional $115,000 proceeds received for working capital purpose. The adjustment also reflect the issuance of 128,113 share for the conversion of $1.28 million in extension loans and working capital loans into Public Shares.

M	Reflects the interest earned in the trust subsequent to March 31, 2023 of $2.22 million and the payment of tax payable of $0.49 through the November 2023 extension payment date.

N

Reflect the issuance of common stock shares as a Bonus Plan Adjustment pool of 2,500,000 to the MOBIV stockholders for non redeeming shareholders. The shares valued at the transaction price of $10.04 per share and recording as offering cost against additional paid in capital.

O	Reflects the accretion of the redemption value of the redeemable shares through the redemption dates that occurred subsequent to March 31, 2023.

Note 5 — Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended March 31, 2023

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for year ended March 31, 2023 are as follows:

AA.	Reflects the elimination of interest income generated from the investments held in the Trust Account.

BB.	Reflects the removal of $0.08 million of general and administrative expenses that will not carry over to the post combined entity.

CC.	Reflects one year of amortization of D&O insurance premium over the six-year term.

DD.	Reflects the reversal of tax payable of MOBV as it is primarily due to interest income that is removed in adjustment AA above. Although the blended statutory rate for the entity post-closing of the transaction would be 21%, the combined pro forma information under both scenarios results in a net loss for tax purposes. As such, a full valuation allowance has been applied resulting in no anticipated tax provision expenses that will not carry over to the post combined entity.

EE,	Reflects the adjustment to recognize a one-time charge in earning for the fair value of the Earn Out shares. The transaction was deemed to be an asset purchase of MOBV as MOBV did not qualify as a Business. Given the nature of the assets acquired and liabilities assumed from Mobiv (i.e., mainly cash and marketable securities held in the Trust Account and current liabilities), an allocation of the transaction costs and Earnout consideration cannot be made to the net assets acquired. Accordingly, an immediate charge to operations would be recognized for the difference between the relative value allocated to the earnout and the fair value, as well as for the value of the transaction costs. The acquisition of the asset group of MOBV is as follows:

Scenario 1
Asset Acquired
Cash and marketable securities purchased	$104,824,539
Prepaids and other assets	288,891
Total assets acquired	105,113,430
Liabilities assumed
Accounts payable and accrued liabilities	761,854
Income tax payable	443,034
Deferred underwriting fee	3,501,750
Total liabilities assumed	4,706,638
Net assets acquired	$100,406,792

Consideration paid
Value attributed to shares issued to MOBV shareholders	$100,406,792
Fair value of Earn out	60,000,000
Total consideration paid	160,406,792
Charged to operations	$60,000,000

FF.	Reflects the estimated transaction costs of approximately $14.21 million as if incurred on April 1, 2022, the date the Transaction occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item. See Note C and Note J of the unaudited proforma balance sheet adjustment.

Note 6 — Net Earnings (Loss) per Share

Represents the earnings (loss) per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Transaction, assuming the shares were outstanding since April 1, 2021. As the Transaction is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings (loss) per share assumes that the shares issued in connection with the Transaction have been outstanding for the entire period presented.

The unaudited pro forma condensed combined financial information has been prepared based on the shares issued and exchanged on December 8, 2023 as a result of the closing of the Business Combination:

Minimum Redemption Scenario
Weighted average shares outstanding – basic and diluted
SVH shareholders	14,946,286
MOBV public shareholders (2)	913,555
MOBV public shareholders- held by non-redeeming agreement investors (2)	2,286,239
MOBV Sponsor’s shareholders	2,495,460
MOBV Private Placement shareholders	543,300
MOBV representative shareholders	100,050
MOBV Sponsor converted loans	128,113
MOBV Underwriter fee settlement in shares	600,000
Non-redemption Agreement shareholders compensation	7,713,760
Other advisors	2,600,000
Total	32,326,763

Assuming No Redemptions
Pro forma net loss	$(76,393,939)
Weighted average shares outstanding of common stock – basic and diluted	32,326,763
Net loss per share – basic and diluted	$(2.36)
Excluded securities:(1)
Public Warrants	10,005,000
Private Placement Warrants	543,300
Financial Advisory Warrants	250,000
Minority interest exchange agreement	951,327

(1) The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive.

(2) Includes the issuance of 2,500,000 share as part of the Bonus Plan Adjusment to non-redeeming shareholders

