Form 20-F
period 2024-03-31
SRIVARU Holding Ltd
filed 2024-07-19
CIK 1973368

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-41884

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

This Annual Report on Form 20-F (including information incorporated by reference herein, the “Report”) includes statements that express SVH’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward looking statements” as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Amendment No. 3 of the Registration Statement on Form F-4 (333-272717) filed with the Securities and Exchange Commission (the “SEC”) on August 22, 2023 (the “Form F-4”), which are incorporated by reference into this Report.

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

DEFINED TERMS

In this Report:

“Board” means the board of directors of the Company.

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

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“DTC” means the Depository Trust Company.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our Class A Ordinary Shares and Warrants involves significant risks. You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our Shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

SVH’s limited operating history makes evaluating its business and future prospects difficult and may increase the risk of your investment

SVH has a limited operating history, and operates in a rapidly evolving market. As a result, there is limited information that investors can use in evaluating SVH’s business, strategy, operating plan, results, and prospects. Furthermore, SVH does not have experience assembling or selling a commercial product at scale. SVH’s business is capital-intensive and SVH expects to continue to incur substantial operating losses for the foreseeable future.

SVH has encountered and expects to continue to encounter risks and uncertainties frequently experienced by companies in rapidly changing markets, including risks relating to its ability to, among other things:

●	successfully scale commercial production and sales on the schedule and with the specifications SVH had planned;

●	hire, integrate and retain professional and technical talent, including key members of management;

●	continue to make significant investments in research, development, assembly, manufacturing, marketing, and sales;

●	successfully obtain, maintain, protect and enforce its intellectual property and defend against claims of intellectual property infringement, misappropriation or other violations;

●	build a well-recognized and respected brand;

●	establish and refine its commercial manufacturing capabilities and distribution infrastructure;

●	establish and maintain satisfactory arrangements with third-party suppliers;

●	establish and expand a customer base;

●	navigate an evolving and complex regulatory environment;

●	anticipate and adapt to changing market conditions, including consumer demand for certain vehicle types, models or trim levels, technological developments, and changes in competitive landscape; and

●	successfully design, build, manufacture, and market new models of electric vehicles to follow the Prana–Grand launch;

●	the impact of pandemics or other adverse public health developments on our business;

●	our estimates of expenses, ongoing losses, future revenue, capital requirements and needs for or ability to obtain additional financing; and

●	the ability to maintain the listing of our securities on the Nasdaq.

If SVH does not address these risks successfully, or if the assumptions it uses to plan and operate its business are incorrect or market conditions change, its results of operations could differ materially from its expectations and SVH’s business, financial condition and results of operations could be materially adversely affected.

SVH has incurred net losses every year since its inception and SVH expects to incur increasing expenses and losses in the foreseeable future.

SVH has incurred consolidated net losses every year since its inception, including a net loss attributable to common shareholders of approximately $11.482 million and $0.674 million years ended March 31, 2024 and 2023, respectively. As of March 31, 2024 and March 31, 2023, SVH’s consolidated accumulated deficit was approximately $12.247 million and $0.971 million, respectively. SVH expects to continue to incur substantial losses and to increase expenses in the foreseeable future.

If SVH’s product development or commercialization is delayed, SVH’s costs and expenses may be significantly higher than it currently expects. Because SVH will incur the costs and expenses from these efforts before it receives any incremental revenues with respect thereto, SVH expects to incur losses in future periods. SVH’s ability to generate product revenues will depend on its ability to scale commercial production of the Prana Grand, and start production of its products in volume, which it does not expect will occur until the first half of 2024. If SVH is delayed or unable to achieve production in scale or if production is less efficient than expected, SVH’s financial results may be materially adversely affected.

SVH may be unable to adequately control the costs associated with its operations.

SVH will require capital to develop and grow its business. SVH has incurred and expects to continue to incur expenses as its builds its brand and markets its vehicles; expenses relating to developing and assembling its vehicles, tooling and expanding its assembly facilities; research and development expenses; raw material procurement costs; and general and administrative expenses as it scales its operations and incurs the costs of being a public company. SVH expects to incur costs servicing and maintaining customers’ vehicles, including establishing its service operations and facilities. SVH does not have a record of forecasting and budgeting for any of these expenses, or monitoring actual versus forecast numbers, and these expenses could be higher than SVH currently anticipates. In addition, any delays in the production of Prana–Grand and the production of its other products, obtaining necessary equipment or supplies, expansion of SVH’s assembly facilities, or the procurement of permits and licenses relating to SVH’s assembly, products, sales and distribution could significantly increase SVH’s expenses. In such events, SVH could be required to seek additional financing earlier than it expects, and such financing may not be available on commercially reasonable terms, or at all. SVH’s ability to become profitable in the future will depend on its ability not only to control costs, but also to sell in quantities and at prices sufficient to achieve its expected margins. If SVH is unable to cost-efficiently design, manufacture, market, sell, distribute and service its vehicles, its margins, profitability and prospects would be materially adversely affected.

SVH has sold only a limited number of vehicles and has received limited reservations for additional Prana-Grand units, all of which may be cancelled.

As of March 31, 2023, SVH had sold more than 160 vehicles. Since the launch of the Prana–Grand, SVH has received reservations for approximately 12,000 units, however, SVH has not taken deposits to secure reservations and its customers may cancel their reservations at any time and for any reason, until they place orders for their vehicle. Any delays in the current production line of the Prana-Grand could result in customer cancellations. No assurance can be given that reservations will not be cancelled and will ultimately result in the final sale and delivery of vehicles. Accordingly, the number of current reservations should not be considered a reliable indicator of demand for SVH’s vehicles, or for future vehicle sales. The cancellation of the reservations could materially negatively impact SVH’s results of operation and financial conditions.

SVH’s forecasted operating and financial results rely in large part upon assumptions and analyses it has developed and SVH’s actual results of operations may be materially different from its projections.

The projections prepared by SVH in November 2022 and revised in February and March 2023 that previously appeared in the proxy statement/prospectus regarding the Business Combination (the “Projections”) reflect SVH’s targets for future performance required to earn the Earn Out Shares under the Business Combination Agreement and incorporate certain financial and operational assumptions based on information available at the time the forecasts were made. None of the Projections were prepared with a view toward public disclosure other than to certain parties that were involved in the Business Combination. The Projections were prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of SVH.

Whether actual operating and financial results and business developments will be consistent with the expectations and assumptions reflected in the Projections depends on a number of factors, many of which are outside of SVH’s control. If SVH fails to meet its own financial or operating forecasts or those of securities analysts, the value of SVH’s shares could be significantly adversely affected.

The TWV market is highly competitive, and SVH may not be successful in competing in this industry.

The global TWV market is highly competitive, and SVH expects it will become even more so in the future as additional vendors enter the market within the next several years. E2W manufacturers with which SVH competes include existing manufacturers in India, as well as an increasing number of international entrants. SVH also competes with established premium TWV vendors, many of which have entered or have announced plans to enter the E2W market. Many of SVH’s current and potential competitors have significantly greater financial, technical, manufacturing, marketing, and other resources than SVH does, and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, servicing, and support of their products. In addition, many of these companies have longer operating histories, greater name recognition and branding, larger and more established sales forces, broader customer and industry relationships and other resources than SVH does. SVH’s competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market, and sell their products more effectively. SVH expects competition in its industry to significantly intensify in the future in light of increased demand for E2W vehicles, continuing globalization, favorable governmental policies and consolidation in the worldwide automotive industry. SVH’s ability to successfully compete in its industry will be fundamental to its future success. There can be no assurance that SVH will be able to compete successfully in the global TWV markets.

The TWV industry has significant barriers to entry that SVH must overcome in order to manufacture and sell E2W at scale.

The TWV industry is characterized by significant barriers to entry, including large capital requirements, costs of designing, manufacturing, and distributing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, safety and regulatory requirements, establishing a brand name and image, and the need to establish sales and service locations. Since SVH is focused on the design of E2W, it faces various challenges to entry that a traditional vehicle manufacturer would not encounter, including additional costs of developing and producing an electric powertrain that has comparable performance to an internal combustion engine, or ICE, lack of experience with servicing electric vehicles, regulations associated with the transport and storage of batteries, the need for charging infrastructure, and other challenges that may arise for a nascent product. While SVH has assembled and delivered more than 160 units of the Prana-Grand, it has not begun mass assembly or deployed a nation-wide sales and service network. If SVH is not able to overcome these barriers, its business, prospects, results of operations and financial condition will be negatively impacted, and its ability to grow its business will be harmed.

SVH will initially depend on revenue generated from a single model and, in the foreseeable future, will be significantly dependent on a limited number of models.

SVH will initially depend on revenue generated from a single vehicle model, the Prana-Grand, and in the foreseeable future, will be significantly dependent on a single or limited number of models. Although SVH has other vehicle models on its product roadmap, it currently does not expect to introduce another vehicle model for sale until 2024, at the earliest. SVH expects to rely on sales from the Prana-Grand, among other sources of financing, for the capital that will be required to develop and commercialize those subsequent models. If production of the Prana-Grand is delayed or reduced, or if the Prana-Grand is not well-received by the market for any reason, SVH’s revenue and cash flow would be adversely affected, and it may need to seek additional financing earlier than it expects. Such financing may not be available to it on commercially reasonable terms, or at all.

SVH’s sales will depend in part on its ability to establish and maintain confidence in its long-term business prospects among consumers, analysts, and others within its industry.

Consumers may be less likely to purchase SVH’s products if they do not believe that its business will succeed or that its operations, including service and customer support operations, will endure. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with SVH if they are not convinced that its business will succeed. Accordingly, to build, maintain and grow its business, SVH will be required to establish and maintain confidence among customers, suppliers, financing sources, and other parties with respect to its liquidity and long-term business prospects. Maintaining such confidence may be difficult as a result of many factors, including SVH’s limited operating history, others’ unfamiliarity with its products, uncertainty regarding the future of electric vehicles, any delays in scaling production, delivery and service operations to meet demand, competition, and SVH’s production and sales performance compared with market expectations. Many of these factors are largely outside of SVH’s control, and any negative perceptions about SVH’s long-term business prospects, even if exaggerated or unfounded, would likely harm its business and make it more difficult to raise additional capital in the future. In addition, as discussed above, a significant number of new electric vehicle companies have recently entered the market. If these new entrants or other manufacturers of electric vehicles go out of business, produce vehicles that do not perform as expected or otherwise fail to meet expectations, such failures may have the effect of increasing scrutiny of others in the industry, including SVH, and further challenging customers’, suppliers’, and analysts’ confidence in SVH’s long-term prospects.

SVH’s ability to generate meaningful product revenue will depend on consumers’ demand for electric vehicles.

SVH is focused on E2W and, accordingly, its ability to generate meaningful product revenue will depend on demand for E2W vehicles. If the market for E2W vehicles does not develop as SVH expects or develops more slowly than it expects, or if there is a decrease in consumer demand for E2W vehicles, SVH’s business, prospects, financial condition and results of operations will be negatively affected. The market for E2W vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, competition, evolving government policies and regulation (including government incentives and subsidies) and industry standards, frequent new vehicle announcements, and changing consumer demands and behaviors. Any changes in the industry could negatively affect consumer demand for E2W vehicles in general and for SVH’s vehicles in particular.

Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect SVH’s business, prospects, financial condition and results of operations. Further, sales of vehicles tend to be cyclical in many markets, which may expose SVH to increased volatility, especially as it expands its operations and retail strategies.

Developments in E2Ws or alternative fuel technologies or improvements in the internal combustion engine may adversely affect the demand for SVH’s vehicles.

SVH may be unable to keep up with changes in E2W technology or alternatives to electricity as a fuel source and, as a result, its competitiveness may suffer. Significant developments in alternative technologies, such as alternative battery technologies, hydrogen fuel cell technology, advanced gasoline, biofuels, natural gas, or improvements in the fuel economy of the internal combustion engine, may adversely affect SVH’s business and prospects in ways it does not currently anticipate. Existing and other battery technologies, fuels or sources of energy may emerge as customers’ preferred alternative to the technologies utilized in SVH’s E2W vehicles. Any failure by SVH to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay its development and introduction of new and enhanced E2W vehicles, which could result in the loss of competitiveness of its vehicles, decreased revenue and a loss of market share to competitors. In addition, SVH expects to compete in part on the basis of its vehicles’ range, efficiency, charging speeds, and performance. Improvements in the technologies offered by competitors could reduce demand for SVH’s vehicles. As technologies change, SVH plans to upgrade or adapt its vehicles and introduce new models that reflect such technological developments, but its vehicles may become obsolete, and its research and development efforts may not be sufficient to adapt to changes in alternative fuel and E2W technologies. Additionally, as new companies and larger, existing vehicle manufacturers enter the E2W market, SVH may lose any technological advantage it may have and suffer a decline in its competitive position. Any failure by SVH to successfully anticipate or react to changes in technologies or the development of new technologies could materially harm its competitive position and growth prospects.

Extended periods of low gasoline or other fossil fuel prices could adversely affect demand for SVH’s vehicles, which would adversely affect its business, prospects, results of operations and financial condition.

A portion of the current and expected demand for electric vehicles results from government policies, regulations and economic incentives promoting fuel efficiency and alternative forms of energy, concerns about climate change resulting in part from the burning of fossil fuels and concerns about volatility in the cost of gasoline and other petroleum-based fuel, and the sourcing of oil from unstable or hostile countries. If the cost of gasoline and other petroleum-based fuel decreases and remains deflated for extended time periods, the outlook for the long-term supply of oil improves, the government eliminates or modifies its policies, regulations or economic incentives related to fuel efficiency and alternative forms of energy, or there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for electric vehicles, including SVH’s vehicles, could be reduced, and SVH’s business and revenue may be negatively impacted.

SVH may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the grants, loans and other incentives for which it may apply. As a result, SVH’s business and prospects may be adversely affected.

SVH anticipates that in the future there may be new opportunities for it to apply for grants, loans, and other incentives from governments in jurisdictions in which it will operate, designed to stimulate the economy and support the production of alternative fuel and electric vehicles and related technologies. SVH’s ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of SVH’s applications to participate in such programs. The application process for these funds and other incentives will likely be competitive. SVH cannot assure you that it will be successful in obtaining any of these grants, loans and other incentives. If SVH is not successful in obtaining any of these additional incentives and it is unable to find alternative sources of funding to meet its planned capital needs, SVH’s business and prospects could be materially adversely affected.

SVH faces risks associated with international operations, including unfavorable regulatory, political, tax and labor conditions, which could adversely impact its business.

SVH anticipates having operations and subsidiaries in more countries and markets that will be subject to the legal, political, regulatory and social requirements and economic conditions in those jurisdictions. SVH also intends to expand its sales, maintenance and repair services and its assembly activities outside India. However, SVH has no experience assembling, selling or servicing its vehicles other than in India, and such expansion would require it to make significant capital and operating expenditures, including establishing facilities, hiring local employees, and setting up distribution and supply chain systems, in advance of generating any revenues. Other risks associated with international business activities include but are not limited to conforming SVH’s vehicles to various regulatory and safety requirements in jurisdictions outside India, difficulties in establishing international assembly operations, difficulties in attracting customers in new markets, foreign taxes, permit and labor requirements and regulations, trade restrictions and regulations, changes in diplomatic and trade relationships, and fluctuations in foreign currency exchange rates and interest rates. If SVH fails to successfully address these risks, its business, prospects, results of operations and financial condition could be materially harmed.

Uninsured losses could result in payment of substantial damages, which would decrease SVH’s cash reserves and could harm its cash flow and financial condition.

In the ordinary course of business, SVH may be subject to losses resulting from product liability, accidents, acts of God, and other claims against it, for which it may have no insurance coverage. While SVH currently carries liability insurance policies that it deems appropriate for its business, it may not maintain as much insurance coverage as other original equipment manufacturers do, and in some cases, it may not maintain any at all. Additionally, the policies it has may include significant deductibles, and SVH cannot be certain that its insurance coverage, including the directors’ and officers’ insurance policies that SVH will purchase, will be sufficient to cover all or any future claims against it. A loss that is uninsured or exceeds policy limits may require SVH to pay substantial amounts, which could adversely affect its financial condition and results of operations. Further, insurance coverage may not continue to be available to SVH or, if available, may be at a significantly higher cost, especially if insurance providers perceive any increase in SVH’s risk profile in the future.

The ongoing Russian military action in Ukraine could adversely affect SVH’s business, financial condition and operating results.

Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military incursion by Russia in Ukraine. On February 24, 2022, Russian military forces launched a military action in Ukraine, and since then sustained conflict and disruption in the region has occurred and is likely to continue. Although the length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable, this conflict has led to and could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage.

While SVH does not currently have operations in Ukraine, Russia or Belarus, it is nevertheless actively monitoring the situation in Ukraine and assessing its impact on our business, including our business partners and customers. To date SVH has not experienced any material interruptions in our infrastructure, supplies, technology systems or networks needed to support our operations. SVH has no way to predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus as the conflict, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market and/or supply disruptions could be significant and could potentially have substantial impact on the global economy and our business for an unknown period of time. Any of the above factors could negatively affect SVH’s business, financial condition and operating results. Any such disruptions may also magnify the impact of other risks described in this prospectus.

In addition, there may be an increased risk of cyberattacks by state actors due to the current conflict between Russia and Ukraine. Any increase in such attacks on us or our systems could adversely affect our network systems or other operations. Although we maintain cybersecurity policies and procedures to manage risk to our information systems and, continuously adapt our systems and processes to mitigate such threats, we may not be able to address these cybersecurity threats proactively or implement adequate preventative measures and there can be no assurance that we will promptly detect and address any such disruption or security breach, if at all. See “Risk Factors—Any unauthorized control, manipulation, interruption, or compromise of, or access to, SVH’s products or information technology systems could result in loss of confidence in SVH and its products, fines or other sanctions by regulators, harm SVH’s business and materially adversely affect its financial performance, results of operations or prospects.”

Climate changes and the occurrence of natural disasters may adversely affect our business, financial condition and results of operations.

Natural calamities such as earthquakes, excessive rains, monsoons, floods, droughts, tsunamis, and adverse and unusual weather patterns have occurred globally in the past few years. The extent and severity of these natural disasters determine their impact on the global economy, which may adversely affect SVH’s business operations and financial position. In particular, excessive rains and floods often result in electricity becoming unavailable across large areas and for extended periods of time, which could lead to unavailability of electricity at charging stations. Additionally, excessive rains and floods, can also cause significant health hazards as submerged vehicles can lead to debilitating electrical shocks and short circuits.

Risks Related to Manufacturing and Supply Chain

SVH has experienced, and may in the future experience, delays in the design, manufacture, launch and financing of its vehicles, and supply chain issues arising from its reliance on third-party suppliers for many key components, which could harm its business and prospects.

SVH is in the early-stage production of the Prana-Grand vehicles and in the development stage of the Prana-Elite vehicles. Production of the Alive scooter is not expected to begin until 2024 and may occur later or not at all. Any delay in the financing, design, manufacture and launch of SVH’s product lines could materially damage SVH’s business, prospects, financial condition and results of operations. Prior to mass production of its electric vehicles, SVH will also need the vehicles to be fully approved for sale in its intended markets. If SVH fails to scale up the production of Prana-Grand, its first product, its growth prospects could be adversely affected.

Furthermore, SVH relies on third-party suppliers for many of the key components and materials used in its vehicles. To the extent SVH’s suppliers experience any delays in providing SVH with necessary components, SVH could experience delays in bringing its vehicles to market. Likewise, SVH may encounter delays with the design, construction and regulatory or other approvals necessary to expand its India assembly facilities, or other future assembly facilities. Any significant delay or other complication in the production ramp of the Prana-Grand or the development, manufacture, launch and production ramp of SVH’s future products and services, could materially damage SVH’s brand, business, prospects, financial condition and results of operations. The continued development of and the ability to start manufacturing SVH’s vehicles are and will be subject to risks, such as the ability to finalize product specifications; secure necessary funding; obtain required regulatory approvals and certifications; and secure necessary components, services, or licenses on acceptable terms and in a timely manner.

If our electric vehicle owners modify our electric vehicles, regardless of whether third-party aftermarket products are used, the electric vehicle may not operate properly, which may create negative publicity and could harm our business.

Vehicle enthusiasts may seek to alter SVH’s electric vehicles to modify their performance which could compromise vehicle safety and security systems. Also, customers may customize their electric vehicles with aftermarket parts that can compromise rider safety. SVH does not test, nor does it endorse, such changes or products. In addition, customers may attempt to modify SVH’s electric vehicles’ charging systems or use improper external cabling or unsafe charging outlets that can compromise the vehicle systems or expose our customers to injury from high-voltage electricity. Such unauthorized modifications could reduce the safety and security of SVH’s electric vehicles and any injuries resulting from such modifications could result in adverse publicity, which would negatively affect SVH’s brand and thus harm its business, prospects, financial condition and operating results.

If SVH fails to manage its growth effectively, it may not be able to develop, manufacture, distribute, market and sell its vehicles successfully.

Any failure to manage SVH’s growth effectively could materially and adversely affect its business, prospects, results of operations and financial condition. SVH intends to expand its operations significantly, and intends to hire a significant number of additional personnel, including design and manufacturing personnel and service technicians. Because its vehicles are based on a different technology platform than ICE vehicles, individuals with sufficient training in electric vehicles may not be readily available and as a result, SVH may need to expend significant resources training the employees it will hire. Competition for individuals with experience designing, manufacturing, and servicing electric vehicles is intense, and SVH may not be able to attract, integrate, train, motivate or retain additional qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could harm SVH’s business and prospects. In addition, SVH has no experience in high volume manufacturing of its vehicles. SVH cannot assure you that it will be able to develop efficient, automated, low-cost manufacturing capabilities and processes, and reliable sources of component supply that will enable it to meet the quality, price, engineering, design, and production standards, as well as the production volumes it anticipates, and SVH may not be able to achieve economies of scale required to successfully and profitably market its vehicles. Any failure to develop such manufacturing processes and capabilities within SVH’s projected costs and timelines could stunt its future growth and impair its ability to produce, market, service, and sell its vehicles successfully.

Financial service providers may be unable to offer attractive leasing and financing options for SVH’s vehicles, which would adversely affect consumer demand.

While purchase financing for SVH’s vehicles is available in India, increasing the financing facilities to support SVH’s sales could take additional time or not occur. SVH is working on establishing a nation-wide network of providers to offer vehicle loan programs, however, SVH currently has agreements in place with a small number of financing sources. SVH can provide no assurance that third-party financing sources would be able or willing to provide purchase financing on terms acceptable to SVH’s customers, or at all. Furthermore, because SVH has sold a limited number of vehicles and no secondary market for its vehicles exists, the future resale value of SVH’s vehicles is difficult to predict, and the possibility that resale values could be lower than SVH expects, or that no resale market emerges, increases the difficulty of obtaining third-party financing on terms that appeal to potential customers. SVH believes that its ability to access additional markets will depend on the availability of attractive leasing and financing options, and if SVH is unable to make available to its customers attractive options to finance the purchase or lease of its vehicles, such failure could substantially reduce the addressable market and decrease demand for SVH’s vehicles.

SVH’s business and prospects depend significantly on the “Prana” brand.

SVH’s business and prospects will depend on its ability to develop, maintain and strengthen the “Prana” brand associated with premium products and technological excellence. Promoting and positioning its brand will likely depend significantly on SVH’s ability to provide a consistently premium customer experience, an area in which it has limited experience. To promote its brand across multiple geographies, SVH may be required to change its customer development and branding practices and develop local content, which could result in substantially higher expenses, including the need to use traditional media such as television, radio and print advertising. In particular, any negative publicity, whether or not true, can quickly proliferate on social media and harm consumer perception and confidence in SVH’s brand. SVH’s ability to successfully position its brand could also be adversely affected by perceptions about the quality of its competitors’ vehicles or its competitors’ success. For example, certain of SVH’s competitors have been subject to significant scrutiny for incidents involving their battery fires, which could result in similar scrutiny of SVH.

In addition, from time to time, SVH’s vehicles may be evaluated and reviewed by third parties. Any negative reviews or reviews which compares SVH unfavorably to competitors could adversely affect consumer perception about its vehicles and reduce demand for its vehicles, which could have a material adverse effect on SVH’s business, results of operations, prospects and financial condition.

SVH’s products may not meet customer expectations due to design, performance, or durability factors, and its ability to develop, market and sell or lease its products could be harmed as a result.

SVH’s products may not perform in line with customers’ expectations. For example, the vehicles may not have the durability or longevity, and may not be as easy and convenient to maintain and repair as other vehicles on the market. Although SVH will attempt to remedy any issues it observes in its products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of its customers. Further, if certain features of SVH’s products take longer than expected to become available, are legally restricted or become subject to additional regulation, SVH’s ability to develop, market and sell its products and services could be harmed.

SVH’s vehicles may contain product or design defects, which could have a material adverse impact on SVH’s business, financial condition, operating results and prospects.

SVH’s vehicles include certain features of its modular system, mode function, advanced sequential combined braking system, and energy management software. SVH plans to add features in the future to its new models, as well as by upgrading the software of its current models. SVH’s products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. Its current features or future enhancements may not perform in line with expectations. While SVH performs extensive internal testing of its vehicles’ software and hardware systems, and has successfully sold vehicles with those systems, given SVH’s limited operating history, it has a limited frame of reference by which to evaluate the long-term performance of its systems and vehicles. SVH may not be able to detect and fix any defects in the vehicles prior to their sale. Any product or design defects or any other failure of SVH’s vehicles to perform as expected could harm SVH’s reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to its brand and reputation, and significant warranty and other expenses. All of the foregoing could negatively affect SVH’s business, prospects, results of operations and financial condition.

The battery efficiency and the range of the vehicles will decline over time, which may affect consumers’ purchasing choices and can negatively impact SVH’s business and financial conditions.

Even if its vehicles function as designed, all battery-powered vehicles lose efficiency, and hence range, over time. Other factors, such as usage, time and charging patterns, may also impact the battery’s ability to hold a charge, or could require SVH to limit vehicles’ battery charging capacity, including via over-the-air or other software updates, which could further decrease SVH’s vehicles’ range. Current battery technology may limit SVH’s ability to improve the performance of its battery packs, or increase its vehicles’ range, in the future. Any such battery deterioration or capacity limitations and related decreases in range may negatively impact SVH’s brand and reputation and lead to customer complaints or warranty claims, and its business, prospects, results of operations and financial condition could be materially harmed.

Adequate charging solutions for SVH’s vehicles may affect demand for its products.

Demand for SVH’s vehicles may depend in part on the availability of charging infrastructure. While the prevalence of charging stations has been increasing, charging station locations are significantly less widespread than gas stations. Although SVH designed a standard 16Amp charger into the Prana product line, which allows ubiquitous charging, the charging infrastructure available to its customers may be insufficient to meet their needs or expectations. Some potential customers may choose not to purchase SVH’s E2W because of the lack of a more widespread charging infrastructure.

SVH has only limited experience servicing its vehicles and their integrated software. If SVH or its partners are unable to adequately service its vehicles, SVH’s business, prospects, financial condition, and results of operations may be materially adversely affected.

Because SVH does not plan to begin large-scale commercial production of the Prana-Grand until 2023, SVH has only limited experience servicing or repairing its vehicles. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. In addition, SVH plans to partner with certain third parties to perform some of the service on SVH’s vehicles, and there can be no assurance that SVH will be able to enter into acceptable arrangements with any such third-party providers. Further, although such servicing partners may have experience in servicing other electric vehicles, they will initially have no experience in servicing SVH’s vehicles. There can be no assurance that SVH’s service arrangements will adequately address the service requirements of its customers to their satisfaction, or that SVH and its servicing partners will have sufficient resources, experience, or inventory to meet these service requirements in a timely manner as the volume of vehicles SVH delivers increases. This risk is enhanced by SVH’s limited operating history and its limited data regarding its vehicles’ real-world reliability and service requirements. In addition, if SVH is unable to roll out and establish a widespread service network that provides satisfactory customer service, its customer loyalty, brand and reputation could be adversely affected, which in turn could materially adversely affect its sales, results of operations, prospects and financial condition.

SVH’s customer support team may not grow quickly enough as the company expands, which could limit its growth, result in increased costs, and negatively affect SVH’s results of operations.

SVH’s customers will depend on SVH’s customer support team to resolve technical and operational issues relating to the software integrated into its vehicles, a large portion of which SVH has developed in-house. As SVH grows, its customer support team and service network may be required to address a growing number of issues, and SVH may be unable to accommodate short-term increases in customer demand for technical support. SVH also may be unable to modify the future scope and delivery of its technical support to compete with the technical support provided by its competitors. If SVH is unable to successfully address the service requirements of its customers, or if the market perceives that it does not maintain high-quality support, its brand and reputation could be adversely affected, and it may be subject to claims from its customers, which could result in loss of revenue or damages, and its business, results of operations, prospects and financial condition could be materially adversely affected.

Insufficient reserves to cover future warranty or part replacement needs or other vehicle repair requirements, including any potential software upgrades, could materially adversely affect SVH’s business, prospects, financial condition and results of operations.

Since the commencement of commercial production in 2021, SVH has been providing and will continue to provide its manufacturer’s warranty on all vehicles it sells. SVH has been maintaining and will need to continue maintaining reserves to cover part replacement and other vehicle repair needs, including any potential software upgrades. Warranty reserves will include the SVH management team’s best estimate of the projected costs to repair or to replace items under warranty. Such estimates are inherently uncertain, particularly, in light of SVH’s limited operating history and the limited field data available to it, and changes to such estimates based on real-world observations may cause material changes to SVH’s warranty reserves in the future. SVH may become subject to significant and unexpected expenses as well as claims from SVH’s customers, including loss of revenue or damages. There can be no assurances that the warranty reserves will be sufficient to cover all claims. In addition, if future laws or regulations impose additional warranty obligations on SVH that go beyond SVH’s manufacturer’s warranty, SVH may be exposed to higher warranty, parts replacement and repair expenses than it expects, and its reserves may be insufficient to cover such expenses. If SVH’s reserves are inadequate to cover future warranty claims and maintenance requirements, its business, prospects, financial condition, and results of operations could be materially adversely affected.

If SVH’s assembly facilities become inoperable, it will be unable to produce its vehicles within its current and anticipated time and cost structure and its business will be harmed.

SVH’s assembly plans contemplate that its facilities may need to be expanded or new production lines may need to be set up. SVH may not be able to expand its facilities or production lines in a timely and cost-effective manner, or within its budgeted expenditures, which could adversely impact SVH’s sales and profitability. Additionally, if incremental external financing would be required for expansion, such financing may not be obtained on favorable terms, or at all. These risks could be exacerbated because SVH may invest in production and assembly facilities to support its production processes, which differ substantially from ICE vehicle production processes for which expertise is more readily available. SVH will also need to hire and train a significant number of additional employees and integrate a yet-to-be-fully-developed supply chain to scaleup commercial production at its facilities, and SVH may fail to scale up commercial production on schedule. If any of SVH’s assembly facilities do not conform to its requirements, repair or remediation may be required, and SVH could be required to take production offline, delay implementation of its planned growth, construct alternate facilities, outsource manufacturing, or bear substantial additional costs including potentially costly litigation costs. SVH’s insurance policies or other recoveries may not be sufficient to cover all or any of such costs. Any of the foregoing consequences could have a material adverse effect on SVH’s business, prospects, results of operations and financial condition.

SVH must develop complex software and technology systems, including in coordination with vendors and suppliers, to produce its products, and there can be no assurance such systems will be successfully developed.

SVH’s vehicles use and will continue to use a substantial amount of third-party and in-house software and complex technological hardware to operate, some of which is subject to further development and testing. The development and implementation of such advanced technologies is inherently complex, and SVH will need to coordinate with its vendors and suppliers in order to integrate such technology into its products and ensure these technologies interoperate with other complex systems as designed and as expected. SVH may fail to detect defects and errors in the software and technologies, and its control over the performance of third-party services and systems may be limited. Any defects or errors in, or which adversely affect the safety, performance or cost of its products, could result in delayed production and delivery of SVH’s vehicles, damage to SVH’s brand or reputation, increased service and warranty costs and legal action by customers or third parties, including product liability claims, among other things, which could negatively impact the financial results of SVH.

SVH’s facilities or operations could be adversely affected by events outside of its control, such as natural disasters, wars, health epidemics or pandemics, or security incidents.

SVH may be impacted by natural disasters, wars, health epidemics or pandemics, or other events outside of its control. If major disasters such as earthquakes, wildfires, monsoons, floods, or other events occur, or the information system or communications network used by SVH malfunctions, its headquarters and assembly facilities may be seriously damaged, or SVH may have to stop or delay production and shipment of its products. In addition, SVH may in the future be adversely affected as a result of health epidemics or pandemics. Furthermore, SVH could be impacted by physical security incidents at its facilities, which could result in significant damage to such facilities that could require SVH to delay or discontinue production. SVH may incur significant expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, results of operations and financial condition.

If SVH updates or discontinues the use of its assembly equipment more quickly than expected, it may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in SVH’s depreciation or amortization could negatively affect its financial results.

SVH expects to invest significantly in tools, machinery, and other assembly equipment, and SVH will depreciate the cost of such equipment and amortize its investment in intangible assets over their expected useful lives. However, assembly technology and intangible assets evolve rapidly, and SVH may decide to update its assembly processes more quickly than expected. Moreover, as SVH initiates and accelerates the commercial production of its vehicles, SVH’s experience may cause it to discontinue the use of some equipment or discontinue the use of certain intangible assets. The useful life of any assets that would be retired sooner than expected would be shortened, causing the depreciation and amortization on such assets to be accelerated, and SVH’s results of operations could be negatively impacted.

SVH’s vehicles utilize lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame and could negatively affect SVH’s business.

The battery packs within SVH’s vehicles utilize lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials. While SVH’s lithium ferro-phosphate (LFP) based packs do not emit flames, and SVH has introduced a new battery design which passively contains a single cell’s release of energy, failure of its vehicles’ battery packs may occur. Any such events or failures of SVH’s vehicles, battery packs or warning systems could subject SVH to lawsuits, product recalls, or redesign efforts. Also, negative public perceptions regarding the suitability of lithium-ion cells for mobility applications or any future incident involving lithium-ion cells, such as a vehicle or other fire, even if such incident does not involve SVH’s vehicles, could seriously harm SVH’s business and reputation. Once SVH scales up manufacturing its vehicles SVH will need to store a significant number of lithium-ion cells at its facilities. Any mishandling of battery cells, safety issues, or fire related to the cells could disrupt its operations and lead to adverse publicity and potentially a safety recall. In addition, any failure to comply with the relevant regulations could result in fines, loss of permits and licenses, or other regulatory consequences. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for SVH and its products. All of the foregoing could negatively affect SVH’s brand and harm SVH’s business, prospects, results of operations and financial condition.

Risks Related to Cybersecurity and Data Privacy

Any unauthorized control, manipulation, interruption, or compromise of, or access to, SVH’s products or information technology systems could result in loss of confidence in SVH and its products, fines or other sanctions by regulators, harm SVH’s business and materially adversely affect its financial performance, results of operations or prospects.

SVH’s operations depends upon continued development, maintenance and improvement of its information technology and communication systems, such as systems for product data management, procurement, inventory management, production planning and execution, sales, service and logistics. If these systems or their functionality do not operate as SVH expects them to or conform to any new regulatory requirements, SVH may be required to expend significant resources to make corrections or find alternative sources for performing these functions. The technological complexity of SVH’s products and systems, and any updates to such, may increase the risk of a potential compromise or breach of the measures that SVH or its third-party service providers employ.

If SVH is unable to protect its systems (and the information stored in its systems) from unauthorized access, use, disclosure, disruption, modification, destruction or other breach, such problems or security breaches could have negative consequences for SVH’s business and prospects. This type of breach can lead to losses, fines, penalties, damages, loss of reputation, or liabilities under SVH’s contracts or applicable laws and regulations. There would be additional costs to respond to breach and other unauthorized disclosure including investigations and to remedy such incidents. In addition, SVH may be mandated by laws, regulations or contractual obligations to notify individuals, regulatory authorities and other third parties in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, penalties or fines, litigation and SVH’s customers losing confidence in the effectiveness of SVH’s security measures. SVH may not have adequate insurance coverage to cover losses associated with such breach or incidents, if any. In addition, SVH cannot assure that its existing insurance coverage will continue to be available on acceptable terms or that its insurers will not deny coverage as to any future claim.

Any of the foregoing could materially adversely affect SVH’s business, prospects, results of operations and financial condition.

SVH is subject to evolving laws, regulations, standards, policies, and contractual obligations related to data privacy and security, and any actual or perceived failure to comply with such obligations could harm SVH’s reputation and brand, subject SVH to significant fines and liability, or otherwise adversely affect its business.

In the course of its operations, SVH collects, uses, stores, discloses, transfers, and otherwise processes personal information from its customers, employees, and third parties with whom SVH conducts business, including names, accounts, user IDs and passwords, and payment or transaction related information. Additionally, SVH will use its vehicles’ electronic systems to log information about each vehicle’s use, such as charge time, battery usage, mileage, location and the drivers’ behavior, in order to aid it in vehicle diagnostics, repair and maintenance, as well as to help SVH customize and improve the driving and riding experience. Accordingly, SVH is subject to or affected by a number of Indian and international laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse impact on SVH’s business, financial condition and results of operations.

Compliance with applicable privacy and data security laws, regulations and standards is a rigorous and time-intensive process, and SVH may be required to put in place additional mechanisms to comply with such, which could cause SVH to incur substantial costs or require SVH to change its business and data practices in a manner adverse to its business.

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. SVH may not be able to monitor and react to all developments in a timely manner.

Risks Related to SVH’s Employees and Human Resources

The loss of key personnel or an inability to attract, retain and motivate qualified personnel, particularly in full-scale commercial manufacturing operations, as well as presence of labor and union activities, may impair SVH’s ability to expand its business.

SVH’s success depends upon the continued service and performance of its senior management team and key technical personnel. SVH’s employees, including SVH’s senior management team, are at-will employees, and therefore may terminate employment with SVH at any time with no advance notice. Although SVH retained its management and key personnel in place following the Business Combination, it is possible that SVH could lose some key personnel. The replacement of any members of SVH’s senior management team or other key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of SVH’s business objectives.

SVH’s future success also depends, in part, on its ability to continue to attract, integrate and retain highly skilled personnel, particularly to engage in full-scale commercial manufacturing operations. This needs to be accomplished quickly in order for SVH to scale-up commercial production and sales. There are various risks and challenges associated with hiring, training, and managing a large workforce, and these risks and challenges may be exacerbated by the short period in which SVH intends to scale up its workforce, as well as increasing competition for skilled personnel, especially in India. Although the area surrounding SVH’s facilities is home to a trained workforce with experience in engineering and manufacturing, this workforce does not have significant experience with electric vehicle manufacturing, and many jobs will require training. Moreover, as SVH seeks to expand across India, such skilled workforce may not be easily available owing to the limited supply of skilled personnel, and such individuals may be subject to non-competition and other agreements that restrict their ability to work for SVH. There can be no guarantee that SVH will be able to attract such individuals. If SVH is unsuccessful in hiring and training a workforce in a timely and cost-effective manner, its business, financial condition and results of operations could be adversely affected.

Additionally, it is common throughout the vehicle manufacturing industry generally, including in India, for many employees at vehicle manufacturing companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Moreover, regulations in some jurisdictions mandate employee participation in industrial collective bargaining agreements and work councils with certain consultation rights with respect to the relevant companies’ operations. Although none of SVH’s employees are currently represented by a labor union, in the event SVH’s employees seek to join or form a labor union, SVH could be subject to risks as it engages in and attempts to finalize negotiations with any such union, including potential work slowdowns or stoppages, delays, and increased costs. Furthermore, SVH may be directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on SVH’s business, financial condition, or results of operations.

SVH is highly dependent on certain key employees.

SVH is highly dependent on the services of certain key employees. If its key employees were to discontinue their service to SVH due to death, disability, or any other reason, SVH would be significantly disadvantaged.

Misconduct by SVH’s employees and independent contractors during and before their employment with SVH could expose SVH to potentially significant legal liabilities, reputational harm and/or other damages to its business.

Many of SVH’s employees play critical roles in ensuring the safety and reliability of its vehicles and/or its compliance with relevant laws and regulations. Certain SVH employees have access to sensitive information and/or proprietary technologies and know-how. While SVH has adopted codes of conduct for all its employees and implemented detailed policies and procedures relating to intellectual property, proprietary information, and trade secrets, SVH cannot assure you that its employees will always abide by these codes, policies, and procedures nor that the precautions SVH takes to detect and prevent employee misconduct will always be effective. If any of SVH’s employees engage in any misconduct, illegal or suspicious activities, including but not limited to misappropriation or leakage of sensitive customer information or proprietary information, SVH and such employees could be subject to legal claims and liabilities and SVH’s reputation and business could be adversely affected as a result. Such negative impacts can include, without limitation, the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of SVH’s operations, any of which could adversely affect its business, prospects, financial condition and results of operations.

Risks Related to Litigation and Regulation

SVH is subject to laws and regulations that could impose substantial costs, legal prohibitions, or unfavorable changes upon its operations or products, and any failure to comply with these laws and regulations, including as they evolve, could substantially harm its business and results of operations.

SVH is and will be subject to environmental, manufacturing, and health and safety laws and regulations at numerous jurisdictional levels, including laws relating to the use, handling, storage, recycling, disposal and human exposure to hazardous materials and with respect to constructing, expanding and maintaining its facilities. Any violations of these laws may result in substantial fines and penalties, remediation costs, third party damages, or a suspension or cessation of SVH’s operations. The costs of compliance, including remediating contamination, if any, is found on SVH’s properties, or any related changes to SVH’s operations, may be significant. SVH may also face unexpected delays in obtaining permits and approvals required by such laws in connection with its manufacturing facilities, which would hinder its ability to commence or continue its commercial manufacturing operations. Such costs and delays may adversely impact SVH’s business prospects and results of operations.

In addition, motor vehicles are subject to regulation under international, federal, state and local laws. SVH has incurred, and expects to continue to incur, significant costs in complying with these regulations. Any failures to comply could result in significant expenses, delays, fines, or other sanctions. These laws, regulations and standards are further subject to change from time to time, and SVH may be subject to amended or additional regulations that would increase the effort and expense of compliance.

SVH also expects to become subject to laws and regulations applicable to the supply, manufacture, import, sale, and service of E2W, including in those countries and markets it intends to enter in the future. Compliance with such regulations will require additional time, effort and expense to ensure regulatory compliance in those countries. There can be no assurance that SVH will be able to achieve foreign regulatory compliance in a timely manner and at its expected cost, or at all, and the costs of achieving international regulatory compliance or the failure to achieve international regulatory compliance could harm SVH’s business, prospects, results of operations and financial condition.

SVH may face regulatory limitations on its ability to sell vehicles, which could materially and adversely affect its ability to sell its vehicles.

SVH’s business plan includes the direct sale of vehicles to retail consumers as well as through its dealers network via a franchise model. SVH may be required to obtain licenses or permits, and take other actions to ensure its distribution model complies with the applicable legal requirements. Because such requirements vary across jurisdictions and evolve over time, SVH’s distribution model must be carefully established, its sales and service processes must be continually monitored, and a competent team needs to be recruited to monitor the compliance efficiently and proactively, which may add to the cost of SVH’s business.

Additionally, in India, dealers works on a “single brand franchise” model are often required under the dealership agreements to sell only vehicles of a particular OEM in the primary market. SVH may find it difficult to sign franchise agreements with such dealers to expand its dealership network. Such limitation could adversely impact SVHs expansion plans across India.

SVH may choose to or be compelled to undertake product recalls or take other actions, which could adversely affect its business, prospects, results of operations, reputation and financial condition.

Any product recalls may result in adverse publicity, damage SVH’s reputation and adversely affect its business, prospects, results of operations and financial condition. In the future, SVH may, voluntarily or involuntarily, initiate a recall if any of its vehicles or components (including its battery cells) prove to be defective or noncompliant with applicable safety standards in each of its markets. If a large number of vehicles are the subject of a recall or if needed replacement parts are not in adequate supply, SVH may be unable to service and repair recalled vehicles for a significant period of time. These types of disruptions could jeopardize SVH’s ability to fulfill existing contractual commitments or satisfy demand for its vehicles and could also result in the loss of credibility and market share. SVH may not have adequate funds to withstand the financial impact of such recalls, which could involve significant expense and diversion of management’s attention and other resources, adversely affecting SVH’s brand image in its target market and its business, prospects, results of operations and financial condition.

SVH may in the future be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause it to incur significant expenses, divert its management’s attention, and materially harm its business, results of operations, cash flows and financial condition.

From time to time, SVH may be subject to claims, lawsuits, government investigations and other proceedings that could adversely affect its business, results of operations, cash flows and financial condition. While to date SVH has not been the subject of complaints or litigation, including claims related to employment matters, there can be no assurances that SVH will not be the subject of complaints or litigation as SVH expands its operations across multiple geographies.

Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Additionally, SVH’s litigation costs could be significant, even if it achieves favorable outcomes. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require SVH to modify, make temporarily unavailable or stop assembling or selling its vehicles in some or all markets, all of which could negatively affect its sales and revenue growth and adversely affect its business, prospects, results of operations, cash flows and financial condition.

The results of litigation, investigations, claims and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that SVH’s expectations will prove correct, and even if these matters are resolved in SVH’s favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm its business, results of operations, cash flows and financial condition. In addition, the threat or announcement of litigation or investigations by governmental authorities or other parties, irrespective of the merits of the underlying claims, may itself have an adverse impact on the trading price of SVH’s shares.

SVH may become subject to product liability claims, which could harm its financial condition and liquidity if it is not able to successfully defend or insure against such claims.

SVH may become subject to product liability claims, which could harm its business, prospects, results of operations and financial condition. The automotive industry experiences product liability claims, and SVH faces the risk of claims in the event its vehicles do not perform or are claimed not to perform as expected or malfunction, resulting in property damage, personal injury or death. SVH also expects that, as is true for other automakers, SVH’s vehicles will be involved in crashes resulting in death or personal injury, and even if not caused by the failure of its vehicles, SVH may face product liability claims and adverse publicity in connection with such incidents. In addition, SVH may face claims arising from or related to failures, claimed failures or misuse of new technologies that SVH expects to offer.

A successful product liability claim against SVH could require it to pay a substantial monetary award. SVH’s risks in this area are particularly pronounced given that its vehicles have been commercially available for a limited time period, and hence field experience of its vehicles is limited. Moreover, a product liability claim against SVH or its competitors could generate substantial negative publicity about SVH’s vehicles and business and inhibit or prevent commercialization of its future vehicles, which would have material adverse effect on its brand, business, prospects and results of operations. SVH’s insurance coverage might not be sufficient to cover all potential product liability claims, and insurance coverage may not continue to be available to SVH or, if available, may be at a significantly higher cost. Any lawsuit seeking significant monetary damages or other product liability claims may have a material adverse effect on SVH’s reputation, business and financial condition.

SVH may be exposed to delays, limitations and risks related to the permits required to operate its assembly facilities.

Operation of a vehicle assembly facility requires land use and environmental permits and other operating permits from government entities. While SVH believes it has the permits necessary to carry out and perform its current operations at its assembly facility in Tamil Nadu, India, based on its current target production capacity, SVH plans to expand its assembly facilities and add assembly facilities in other markets over time and will be required to apply for and secure various permits and certificates of occupancy necessary for the operation of such expanded and additional facilities. Delays, denials or restrictions on any of the applications for or assignment of the permits to operate SVH’s expanded or additional assembly or manufacturing facilities could adversely affect its ability to execute its business plans and objectives . See “— Risks Related to Manufacturing and Supply Chain — SVH has experienced and may in the future experience significant delays in the design, manufacture, launch and financing of the various products in pipeline which could harm its business and prospects.”

SVH is subject to various environmental, health and safety laws and regulations that could impose substantial costs on it and cause delays in expanding its production facilities.

SVH’s operations are subject to environmental laws and regulations of each market and jurisdiction they operate in, including laws relating to the use, handling, storage, disposal of and exposure to hazardous materials. Environmental, health and safety laws and regulations are complex, and SVH has limited experience complying with them. Moreover, SVH may be affected by future amendments to such laws or new environmental, health and safety laws and regulations which may require it to change its operations, potentially resulting in a material adverse effect on its business, prospects, results of operations and financial condition. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations could result in substantial fines and penalties, third-party damages, suspension of production or a cessation of its operations.

Contamination at properties SVH operates or may own or formerly owned or operated, or properties to which hazardous substances were sent by SVH may result in liability for SVH under environmental laws and regulations, including, but not limited to, the Air (Prevention and Control of Pollution) Act, 1981, the Environment (Protection) Act, 1986, and the Water (Prevention and Control of Pollution) Act, 1974, which are applicable in India. These laws can impose liability for the full amount of remediation-related costs, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources, without regard to fault. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on SVH’s financial condition or results of operations. Such laws require compliance with various workplace safety requirements, including requirements related to environmental safety. These laws and regulations can give rise to liability for oversight costs, compliance costs, bodily injury (including workers’ compensation), fines, and penalties. Additionally, non-compliance could result in delay or suspension of production or cessation of operations. The costs required to comply with workplace safety laws can be significant, and non-compliance could adversely affect SVH’s production or other operations, including with respect to the planned production of products, which could have a material adverse effect on SVH’s business, prospects and results of operations.

Risks Related to Intellectual Property

SVH may not be able to obtain, maintain, enforce and protect its intellectual property and prevent third parties from unauthorized use of its intellectual property and proprietary technology, its competitive position could be harmed and it could be required to incur significant expenses to enforce its rights, whether or not it is successful.

SVH establishes and protects its intellectual property and proprietary technology through a combination of licensing agreements, third-party nondisclosure and confidentiality agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in India and other jurisdictions. SVH’s efforts to obtain and protect intellectual property rights may not be adequate to prevent SVH’s competitors or other third parties from challenging SVH’s intellectual property. Failure to adequately obtain, maintain, enforce and protect SVH’s intellectual property could result in its competitors offering identical or similar products, potentially resulting in the loss of SVH’s competitive advantage and a decrease in its revenue which would adversely affect its business, prospects, financial condition and results of operations.

SVH may not be able to effectively protect its intellectual property, and there could be potential misappropriation of SVH’s intellectual properties and adverse effects on its financial condition and results of operations.

Patent, trademark, copyright and trade secret laws vary significantly throughout the world. The laws of some foreign countries, including countries in which SVH’s products are sold, or may be sold in the future, may not provide adequate mechanisms for obtaining and enforcing intellectual property rights. Therefore, SVH’s intellectual property may not be as easily obtained or enforced in such jurisdictions. Further, policing the unauthorized use of SVH’s intellectual property in foreign jurisdictions may be difficult.

SVH may not effectively prosecute actions against third-party infringement, which could result in misappropriation of the company’s intellectual property and could adversely affect the company’s financial condition and results of operations.

To prevent unauthorized use of SVH’s intellectual property, it may be necessary to prosecute actions for infringement, misappropriation or other violation of SVH’s intellectual property against third parties. Any such action could result in significant costs and diversion of SVH’s resources and management’s attention. Furthermore, many of SVH’s current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than SVH does.

It is SVH’s policy to enter into confidentiality and invention assignment agreements with its employees and contractors that have developed material intellectual property for SVH, but these agreements may not be self-executing and may not otherwise adequately protect SVH’s intellectual property, particularly with respect to conflicts of ownership relating to work product generated by the employees and contractors. SVH, the operating entity in India, has entered into such confidentiality and invention assignment agreements with its employees, which are reflected in each employment contract, and will continue to enter into such agreements for all future employees, particularly those involved in the design and engineering process. Furthermore, SVH cannot be certain that these agreements will not be breached and that third parties will not gain access to its trade secrets, know-how and other proprietary technology. Third parties may also independently develop the same or substantially similar proprietary technology. Monitoring unauthorized use of SVH’s intellectual property is difficult and costly, as are the steps SVH has taken or will take to prevent misappropriation.

Accordingly, despite its efforts, SVH may not be able to prevent third parties from infringing, misappropriating or otherwise violating its intellectual property. Any of the foregoing could adversely affect SVH’s business, prospects, financial condition and results of operations.

SVH may be sued by third parties for alleged infringement, misappropriation or other violation of their intellectual property, which could be time-consuming and costly and result in significant legal liability.

There is considerable patent and other intellectual property development activity in SVH’s industry. Companies, organizations and individuals, including SVH’s competitors, may hold or obtain patents, trademarks or other intellectual property that would prevent, limit or interfere with SVH’s ability to make, use, develop, sell, lease, market or otherwise exploit its vehicles, components or other technology, which could make it more difficult for SVH to operate its business. SVH’s success depends in part on not infringing, misappropriating or otherwise violating the intellectual property of third parties. From time to time, SVH may receive communications from third parties, including its competitors, alleging that it is infringing, misappropriating or otherwise violating their intellectual property or otherwise asserting their rights and urging it to take licenses, and SVH may be found to be infringing, misappropriating or otherwise violating such rights, particularly in jurisdictions they would like to serve in the future. Further, depending on the advancement of patent and other intellectual property development in those jurisdictions, SVH may have potential conflicts in patents or other intellectual property with existing players in those markets and may not be able to successfully enter those jurisdictions due to existing competitors offering similar products or even similar branding. SVH may not be able to adequately mitigate the risk of potential suits or other legal demands by its competitors or other third parties. Accordingly, SVH may consider entering into licensing agreements with respect to such rights, however, such licenses may not be obtained on acceptable terms or at all, and there could be litigations associated with the licenses. SVH may be unaware of the intellectual property and other proprietary rights of third parties that may cover some or all of its products or technologies. Any claims or litigation could cause SVH to incur significant expenses and, if successfully asserted against it, could have adverse effects on SVH’s business, prospects, financial condition and results of operations.

Furthermore, SVH may be subject to claims that it or its employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these employees’ former employers. Litigation may be necessary to defend against these claims. If SVH fails in defending such claims, in addition to paying monetary damages, SVH may lose valuable intellectual property or personnel. Any of the foregoing could materially adversely affect SVH’s business, prospects, results of operations and financial condition.

SVH may need to defend its indemnitees against intellectual property litigations, which could adversely affect its financial conditions and results of operations.

If any of SVH’s indemnitees are alleged to have infringed, misappropriated or otherwise violated any third-party intellectual property, SVH would in general be required to defend or settle the litigation on their behalf. In addition, if SVH is unable to obtain licenses or modify its products or technologies to make them non-infringing, SVH may pay substantial settlement amounts or royalties on future product sales to resolve claims or litigation. Even if SVH were to prevail in the actual or potential claims or litigation against it, any claim or litigation regarding its intellectual property could be costly and time-consuming. Such disputes, with or without merit, could also cause potential customers to refrain from purchasing SVH’s products or otherwise cause SVH reputational harm and negative publicity.

Some of SVH’s products contain open-source software, which may pose particular risks to its proprietary software, products and services in a manner that could harm its business.

SVH uses open-source software in its products and anticipates using open-source software in the future. Some open-source software licenses require those who distribute open-source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open-source code on unfavorable terms or at no cost, and SVH may be subject to such terms. The terms of many open-source licenses to which SVH is subject have not been interpreted by U.S. or foreign courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on SVH’s ability to provide or distribute its products or services. Although SVH monitors and controls its use of open-source software and tries to ensure that none is used in a manner that would require it to disclose its proprietary source code or that would otherwise breach the terms of an open-source agreement, we cannot ensure our processes for controlling use of open-source software will be effective.

Additionally, SVH could face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that it developed using such software, which could include its proprietary source code, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation and could require SVH to make its software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until it can re-engineer them to avoid infringement, which may be a costly and time-consuming process, and SVH may not be able to complete the re-engineering process successfully.

Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect SVH’s business. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have a material adverse effect on SVH’s business, financial condition and results of operations.

Risks Related to Financing and Strategic Transactions

SVH will require additional capital to support its growth, and this capital might not be available on commercially reasonable terms, or at all.

SVH anticipates that it will need to raise additional funds through equity or debt financings. SVH’s business is capital-intensive, and SVH expects that the costs and expenses associated with its planned operations will increase in the near term. SVH does not expect to achieve positive cash flow from operations before 2025, if at all. Further, redemptions by MOBV stockholders upon the closing of the Business Combination resulted in less capital being available to SVH than initially anticipated, and SVH may be required to raise additional capital earlier than it expects. SVH’s plan to scale-up the commercial production of its vehicles and grow its business is dependent upon the timely availability of funds and further investment in design, engineering, component procurement, testing, and the build-out of manufacturing capabilities. In addition, the fact that SVH has a limited operating history means that it has limited historical data on the demand for its vehicles. As a result, SVH’s future capital requirements are uncertain, and actual capital requirements may be greater than what it currently anticipates.

If SVH raises additional funds through further issuances of equity or convertible debt securities, its shareholders could suffer dilution, and any new equity securities SVH issues could have rights, preferences and privileges senior to those of holders of SVH Shares. Any debt financing in the future could involve additional restrictive covenants relating to SVH’s capital raising activities and other financial and operational matters, which may make it more difficult for SVH to obtain additional capital and to pursue business opportunities, including potential acquisitions.

SVH may not be able to obtain additional financing on terms favorable to it, if at all. SVH’s ability to obtain such financing could be adversely affected by a number of factors, including general conditions in the global economy and in the global financial markets, changes in regulatory framework or taxation policies, or investor acceptance of its business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to SVH. If SVH is unable to obtain adequate financing or financing on terms satisfactory to it, when required, SVH will have to significantly reduce its spending, delay or cancel its planned activities or substantially change its corporate structure, and it might not have sufficient resources to conduct or support its business as projected, which would have a material adverse effect on its results of operations, prospects and financial condition.

SVH may not be able to identify adequate strategic relationship opportunities or form strategic relationships, in the future.

SVH expects that strategic business relationships will be an important factor in the growth and success of its business. However, there are no assurances that SVH will be able to identify or secure suitable business relationship opportunities in the future or that its competitors will not capitalize on such opportunities before it does. SVH may not be able to offer similar benefits to other companies with which it would like to establish and maintain strategic relationships, which could impair its ability to establish such relationships. For example, SVH has contracted with a limited number of suppliers to provide battery technology for its products and for wider distribution. If one of those contracts is terminated or a supplier otherwise fails to deliver, SVH’s ability to provide a satisfactory customer experience will be harmed, and SVH will be required to identify alternate suppliers. SVH’s current and future alliances could subject it to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect its business. SVH may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation, SVH may also suffer negative publicity or harm to its reputation by virtue of its association with any such third party.

Moreover, identifying and executing on such opportunities could demand substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If SVH is unable to successfully source and execute on strategic relationship opportunities in the future, its overall growth could be impaired, and its business, prospects and results of operations could be materially adversely affected.

SVH may acquire other businesses, which could require significant management attention, disrupt its business, dilute stockholder value, and adversely affect its results of operations.

As part of its business strategy, SVH may make investments in complementary companies, solutions or technologies. SVH may not be able to find suitable acquisition candidates, and it may not be able to complete such acquisitions on favorable terms, if at all. In addition to possible stockholder approval, SVH may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt its business strategy if it fails to do so. If SVH does complete acquisitions, it may not ultimately strengthen its competitive position or achieve its goals. In addition, if SVH is unsuccessful at integrating such acquisitions or developing the acquired technologies, the revenue and results of operations of the combined company could be adversely affected. Further, the integration of acquired businesses or assets typically requires significant time and resources, which could result in a diversion of resources from SVH’s existing business, which could have an adverse effect on its operations, and SVH may not be able to manage the process successfully. SVH may not successfully evaluate or utilize the acquired technology or personnel or accurately forecast the financial impact of an acquisition transaction, including accounting charges. SVH may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect its financial condition or the value of its common stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to SVH’s shareholders. The incurrence of indebtedness would result in increased fixed obligations and exposure to potential unknown liabilities of the acquired business and could also include covenants or other restrictions that would impede SVH’s ability to manage its operations.

SVH’s financial results may vary significantly from period to period due to fluctuations in its operating costs, product demand and other factors.

SVH expects its period-to-period financial results to vary based on its operating costs and product demand, which it anticipates will fluctuate as it continues to design, develop and manufacture new vehicles, increase production capacity and establish or expand design, research and development, production, sales and service facilities. SVH’s revenues from period to period may fluctuate as it identifies and investigates areas of demand, adjusts volumes and adds new product derivatives based on market demand and margin opportunities, develops and introduces new vehicles or introduces existing vehicles to new markets for the first time, finetunes its inventory holding, both for raw materials as well as finished products. In addition, automotive manufacturers typically experience significant seasonality, with comparatively low sales in the first quarter and comparatively high sales in the fourth quarter, or higher demands during festive and summer seasons and lower demands during winter seasons in India, and SVH expects to continue experiencing similar seasonality when it begins scaling up commercial production of the Prana-Grand and future vehicles. SVH’s period-to-period results of operations may also fluctuate because of other factors including labor availability and costs for hourly and management personnel; profitability of its vehicles, especially in new markets; changes in interest rates; impairment of long-lived assets; macroeconomic conditions, both nationally and locally; negative publicity relating to its vehicles; changes in consumer preferences and competitive conditions; or investment in expansion to new markets. As a result of these factors, SVH believes that period-to-period comparisons of its financial results, especially in the short term, may have limited utility as an indicator of future performance. Significant variation in SVH’s performance could significantly and adversely affect the trading price of SVH Shares.

Risks Related to Tax

If the Merger fails to qualify as a tax-free reorganization for U.S. federal income tax purposes, then the Merger will generally be taxable to U.S. Holders of MOBV Public Shares and/or MOBV Public Warrants.

There are significant factual and legal uncertainties as to whether the Merger will qualify as a tax-free reorganization within the meaning of section 368(a) of the Code. Under section 368(a) of the Code and Treasury Regulations promulgated thereunder, an acquiring corporation must either continue, directly or indirectly through certain controlled corporations, a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. There is an absence of guidance as to how the foregoing requirement applies in the case of an acquisition of a corporation with investment-type assets, such as MOBV. Moreover, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that, where a U.S. shareholder exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. (“foreign”) corporation in a transaction that qualifies as a reorganization, the U.S. shareholder is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied. The Closing was not conditioned upon the receipt of an opinion of counsel that the Merger would qualify as a tax-free reorganization within the meaning of section 368(a) of the Code, and neither SVH nor MOBV requested a ruling from the Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax treatment of the Merger. Accordingly, MOBV’s counsel was unable to opine on or provide other assurance as to the qualification of the Merger as a “reorganization” within the meaning of Section 368 of the Code and no assurance can be given that the IRS will not challenge a tax-free treatment of the Merger or that such a challenge will not be sustained by a court.

If any requirement of section 368(a) of the Code was not met at the Merger Effective Time, then a U.S. Holder of MOBV Public Shares and/or MOBV Public Warrants will generally recognize gain or loss in an amount equal to the difference between the fair market value (as of the closing date of the Merger) of SVH Shares and/or SVH Warrants received in the Merger, over such holder’s aggregate adjusted tax basis in the corresponding MOBV Public Shares and/or MOBV Public Warrants surrendered by such holder in the Merger.

If the Merger did meet the requirements of Section 368(a) of the Code, but at the Merger Effective Time, any requirement for Section 367(a) of the Code not to impose gain on a U.S. Holder was not satisfied, then a U.S. Holder of MOBV Public Shares and/or MOBV Public Warrants generally would recognize gain (but not loss) in an amount equal to the excess, if any, of the fair market value as of the closing date of the Merger of SVH Shares and/or SVH Warrants received in the Merger, over such holder’s aggregate tax basis in the MOBV Public Shares and/or MOBV Public Warrants surrendered by such holder in the Merger.

The tax consequences of the Merger are complex and will depend on the particular circumstances of MOBV shareholders. For a more detailed discussion of the U.S. federal income tax considerations of the Merger for U.S. Holders, see the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — Effects of the Merger.” U.S. Holders whose MOBV Public Shares and/or MOBV Public Warrants are being exchanged in the Merger should consult their tax advisors to determine the tax consequences thereof.

Unanticipated tax laws or any change in the application of existing tax laws to SVH or SVH’s customers may adversely impact its profitability and business.

SVH or SVM may in the future operate and become subject to income and other taxes in jurisdictions throughout the world. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to SVH or SVM (possibly with retroactive effect), which could require SVH or SVM to change its transfer pricing policies and pay additional tax amounts, fines or penalties, surcharges, and interest charges for past amounts due, the amounts and timing of which are difficult to discern. Existing tax laws, statutes, rules, regulations, or ordinances could also be interpreted, changed, modified, or applied adversely to SVM’s customers (possibly with retroactive effect) and, if SVM’s customers are required to pay additional surcharges, it could adversely affect demand for SVM’s vehicles. Furthermore, changes to tax laws on income, sales, use, import/export, indirect, or other tax laws, statutes, rules, regulations, or ordinances on multinational corporations continue to be considered by countries where SVM currently operates or plans to operate. These contemplated tax initiatives, if finalized and adopted by countries, and the other tax issues described above may materially and adversely impact SVM’s operating activities, transfer pricing policies, effective tax rate, deferred tax assets, operating income, and cash flows.

The IRS may not agree that SVH should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although SVH is incorporated and tax resident in the Cayman Islands, the IRS may assert that it should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because SVH is not so created or organized (but is instead incorporated only in the Cayman Islands), it would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized only under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

As more fully described in the section titled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of SVH — Tax Residence of SVH for U.S. Federal Income Tax Purposes,” based on the terms of the Merger, the rules for determining share ownership under Code Section 7874 and the Treasury regulations promulgated under Code Section 7874 (the “Section 7874 Regulations”), and certain factual assumptions, SVH is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Code Section 7874 after the Merger. However, the application of Section 7874 of the Code is complex, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. tax laws and regulations with possible retroactive effect), and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge the status of SVH as a foreign corporation under Code Section 7874 or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Code Section 7874 SVH’s status as a foreign corporation for U.S. federal income tax purposes, SVH and certain SVH shareholders could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on SVH and future withholding taxes on certain SVH shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes. In particular, holders of SVH Shares and/or SVH Warrants would be treated as holders of stock and warrants of a U.S. corporation.

See “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of SVH — Tax Residence of SVH for U.S. Federal Income Tax Purposes” for a more detailed discussion of the application of Code Section 7874 to the Merger. Investors in SVH should consult their own advisors regarding the application of Code Section 7874 to the Merger.

Code Section 7874 may limit the ability of MOBV to use certain tax attributes following the Merger, increase SVH’s U.S. affiliates’ U.S. taxable income or have other adverse consequences to SVH and SVH’s shareholders.

Following the acquisition of a U.S. corporation by a foreign corporation, Code Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Code Section 7874. In general, if a foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, and after the acquisition the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, subject to other requirements, certain adverse tax consequences under Section 7874 of the Code may apply.

If these rules apply to the Merger, SVH and certain of SVH’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by SVH include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.

As more fully described in the section titled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of SVH — Utilization of MOBV’s Tax Attributes and Certain Other Adverse Tax Consequences to SVH and SVH’s Shareholders,” based on the terms of the Merger, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations, and certain factual assumptions, SVH is not currently expected to be subject to these rules under Code Section 7874 after the Merger. The above determination, however, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by future changes in such U.S. Treasury regulations, with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge whether REE is subject to the above rules or that such a challenge would not be sustained by a court.

However, even if SVH is not subject to the above adverse consequences under Section 7874, SVH may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Merger. If SVH were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Merger, the Section 7874 Regulations would exclude certain shares of SVH attributable to the Merger for purposes of determining the Section 7874 Percentage (as defined in “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of SVH — Tax Residence of SVH for U.S. Federal Income Tax Purposes”) of that subsequent acquisition, making it more likely that Code Section 7874 will apply to such subsequent acquisition.

See “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of SVH — Utilization of MOBV’s Tax Attributes and Certain Other Adverse Tax Consequences to SVH and SVH’s Shareholders” for a more detailed discussion of the application of Code Section 7874 to the Merger. Investors in SVH should consult their own advisors regarding the application of Code Section 7874 to the Merger.

If SVH were a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. Holders that hold SVH Shares and/or SVH Warrants at any time during such taxable year could be subject to adverse United States federal income tax consequences.

If SVH is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. Holder holds SVH Shares or SVH Warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder. SVH does not believe that it was a PFIC for its prior taxable year and does not expect SVH to be a PFIC for U.S. federal income tax purposes for the current taxable year. However, neither SVH nor its legal counsel has made a determination with respect to SVH’s PFIC status, and the PFIC status of a company depends on the composition of the company’s income and assets and the fair market value of its assets (including goodwill) from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that SVH will not be treated as a PFIC for any taxable year.

If SVH were treated as a PFIC for any taxable year, a U.S. Holder that holds SVH Shares and/or SVH Warrants at any time during such taxable year may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, denial of basis step-up at death, and additional reporting requirements. See “Material Tax Considerations — Material U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules.”

SVH’s status as a controlled foreign corporation for U.S. federal income tax purposes could result in adverse U.S. federal income tax consequences to certain U.S. shareholders.

If a U.S. person is treated as owning (directly, indirectly, or constructively) at least 10 percent of the value or voting power of SVH Shares, such person may be treated as a “U.S. shareholder” with respect to each of SVH and any of its direct and indirect foreign affiliates that is a “controlled foreign corporation” (“CFC”) for U.S. federal income tax purposes. SVH and SVM expect to be considered CFCs. In addition, as SVH has a U.S. subsidiary (i.e., MOBV), certain of its non-U.S. subsidiaries, including SVM, could be treated as CFCs (regardless of whether or not SVH is treated as a CFC). A U.S. shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether the CFC makes any distributions. Individual U.S. shareholders of a CFC are generally not allowed certain tax deductions or foreign tax credits that are allowed to corporate U.S. shareholders. Failure to comply with applicable reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. SVH cannot provide any assurance that it will assist investors in determining whether SVH or any of its non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a U.S. shareholder with respect to any such CFC or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. Each U.S. investor should consult its advisors regarding the potential application of these rules to an investment in SVH Shares.

If SVH Shares or the SVH Warrants are not eligible for deposit and clearing within the facilities of DTC, then transactions in the SVH Shares or the SVH Warrants may be disrupted.

The facilities of the Depository Trust Company, or “DTC,” are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. The SVH Shares and the SVH Warrants are currently eligible for deposit and clearing within the DTC system.

DTC generally has discretion to cease to act as a depository and clearing agency for the SVH Shares or the SVH Warrants.

If DTC determines at any time that the SVH Shares or the SVH Warrants are not eligible for continued deposit and clearance within its facilities, then SVH believes the SVH Shares and the SVH Warrants would not be eligible for continued listing on a U.S. securities exchange and trading in the shares would be disrupted. While SVH would pursue alternative arrangements to preserve its listing and maintain trading, any such disruption could have a material adverse effect on the market price of its SVH Shares or the SVH Warrants.

A change in SVH’s tax residency could have a negative effect on its future profitability, and may trigger taxes on dividends or exit charges.

The Organization for Economic Co-operation and Development proposed a number of measures relating to the tax treatment of multinationals, some of which are implemented by amending double tax treaties through the multilateral convention to implement tax treaty related measures to prevent base erosion and profit shifting, or the “MLI.” The MLI has now entered into force for a number of countries, including India.

SVH intends to conduct its affairs such that it will not be treated under the applicable tax authorities of jurisdictions outside of the Cayman Islands as a resident in those jurisdictions for tax purposes. However, even if SVH is managed and controlled from Cayman Islands, if SVH were to be treated under the applicable tax authorities of jurisdictions outside of the Cayman Islands as a resident in one or more jurisdictions or to have a permanent establishment in such jurisdictions, SVH could be subject to taxation in jurisdictions outside of Cayman Islands and required to comply with detailed and complex transfer pricing rules of those jurisdictions, which require that all transactions with non-resident related parties (such as transactions between SVH and one or more of its branches or offices in another jurisdiction) be priced using arm’s length pricing principles within the meaning of such rules. Potential violation of such transfer pricing rules increases the risk of SVH being subject to tax audits in those jurisdictions. Further, there being no tax treaty between India and the Cayman Islands, SVH may be subject to the provisions of the ITA, and considered to be tax resident in, or have a permanent establishment in, India, and could become liable for Indian income tax on its worldwide income.

In addition, in such circumstance any dividend declared by SVH to its shareholders may (subject to treaty relief) be subject to Indian income tax in the hands of the shareholders and consequent withholding of taxes by SVH. If SVH were found to be solely resident in India based on a mutual agreement between tax authorities, SVH would be similarly liable for Indian taxes and withholding taxes. Alternatively, if SVH were to be treated as having a permanent establishment in India but not be a tax resident in India, its income attributable to such permanent establishment would be taxed in India. Thereafter there would not be further tax in India on repatriation of such income to SVH.

It is possible that in the future, whether as a result of a “change in law” or the practice of any relevant tax authority or as a result of any change in the conduct of SVH’s business, SVH could become, or be regarded as having become, resident in a jurisdiction other than the Cayman Islands.

SVH may encounter difficulties in obtaining lower rates of Indian withholding income tax for dividends distributed from India.

Under the ITA, any dividend distribution by an Indian company to a shareholder who is not a tax resident in India is subject to withholding of tax at 20% (plus applicable surcharge and other taxes), which rate can be reduced for such non-resident shareholders who are eligible for a reduced rate under the applicable DTAA. Given that India does not have a DTAA with the Cayman Islands, and that SVH is a tax resident of the Cayman Islands, it would be subject to tax at 20% (plus applicable surcharge and other taxes) on receipt of dividends from SVH as prescribed under the ITA.

SVH shareholders may be subject to Indian taxes on income arising through the sale of their SVH Shares.

Under the ITA, income arising directly or indirectly through the sale of a capital asset, including shares of a company incorporated outside of India, will be subject to tax in India, if such shares derive, directly or indirectly, their value substantially from assets located in India, whether or not the seller of such shares has a residence, place of business, business connection, or any other presence in India. Such shares shall be deemed to derive their value substantially from assets located in India if, on the specified date, the value of such assets (i) represents at least 50% of the value of all assets owned by the company or entity, and (ii) exceeds the amount of 100 million rupees.

If the Indian tax authorities determine that SVH Shares derive their value substantially from assets located in India, shareholders in SVH may be subject to Indian income taxes on the income arising, directly or indirectly, through the sale by holders of SVH Shares. However, an exception is available under the ITA for shareholders who, either individually or along with their related parties, neither hold more than 5% of voting power of share capital in the company nor holds any right of management or control in the company, at any time in 12 months preceding the date of transfer. Similarly, the impact of the above indirect transfer provisions would need to be separately evaluated under the tax treaty scenario of the country of which the shareholder is a tax resident.

Additionally, under the provisions of GAAR in the ITA, the Indian tax authorities may declare an arrangement as an impermissible avoidance arrangement if such arrangement (i) is not entered at arm’s length, (ii) results in misuse or abuse of provisions of ITA, (iii) lacks commercial substance or (iv) the purpose of arrangement is obtaining a tax benefit. The tax consequences of the GAAR provisions, if applied to an arrangement or a transaction, could result in, but are not limited to, the denial of tax benefits under the ITA. Please refer to “Material Tax Considerations – Material Indian Income Tax Considerations” for more information.

Investors may be subject to tax at the time of conversion of warrants into shares.

As per the provisions of the ITA, where any person receives subject to certain exception any sum of money, immoveable property or any property other than immovable property for a consideration which is lower than the “fair market value” of such property by more than INR 50,000 (Indian Rupees Fifty Thousand), then the shortfall in consideration is taxable in the hands of the recipient as “Income from Other Sources” (“Other Income”) at the ordinary tax rate applicable to the relevant shareholder. The rules for determining the fair market value of shares and securities have been prescribed under the Indian Income-tax Rules, 1962. Accordingly, in case it is held that Other Income is earned by the relevant investors, such Other Income would generally be chargeable to tax at the rate of 30% (plus applicable surcharge and tax) in case of Indian resident investors and at the rate of 40% (plus applicable surcharge and tax) for foreign companies. Further, the cost of the acquisition of the shares acquired would be deemed to be the fair market value of the shares as determined above.

The above tax liability may be triggered at the time of conversion of warrants into SVH Shares by the relevant investors. Please refer to “Material Tax Considerations – Material Indian Income Tax Considerations” for more information.

Risks Related to India

Changes in India’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

Substantially all of our revenues are expected to be derived in India through SVM, in the near future and most of our activities, including all of our assembly, is currently conducted in India. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in India. Any political instability in India, such as corruption, scandals and protests against certain economic reforms could slow the pace of liberalization and deregulation, and any change in the central government in the general election in 2024, could have a material adverse effect on the overall economic growth and political stability of India. Such developments, which may include currency exchange rates and other matters affecting investment in India, could adversely affect our business and operating results, leading to a reduction in demand for our services and solutions and adverse impact on our competitive position.

SVH may be adversely affected by the complexity, uncertainties and changes in Indian regulations concerning taxes.

The application of various Indian tax laws (such as the Taxation Laws (Amendment) Act, 2019), rules and regulations to our business, currently or in the future, is subject to interpretation by the applicable taxation authorities and future amendments. There is a risk that orders by courts and tribunals may affect SVH’s profitability in the future.

The laws, rules or regulations providing for reduced tax regimes (such as the Finance Act, 2022), incentives for manufacturing companies or those concerning foreign investment and stamp duty laws are subject to unfavorable changes or interpretations. Such amendments have the risk of SVH being deemed to be in contravention of such laws and may subject SVH to additional approval requirements. Additionally, with the introduction of General Anti-Avoidance Rules (“GAAR”) in April 2017, there is a risk that SVH may become subject to these rules in the future and may be denied certain tax benefits, among other consequences. Considering that such rules were recently introduced and taking into account the lack of precedents, the application of these rules is uncertain. If such rules were to apply to SVH in the future, they may have an adverse tax impact on SVH.

The rules and regulations regarding the new goods and services tax (“GST”) regime also continue to evolve. Any amendments may impact the rates and include new goods and services within the regime. While not all of such changes would be applicable to SVH, some of the changes (especially those relating to GST rate) and the related uncertainties with respect to the implementation of such rules and regulations may have an adverse effect on SVH’s business, results of operations, cash flows and financial condition.

SVH may be adversely affected by the complexity, uncertainties and changes in Indian regulations concerning labor and employment.

The government of India has recently passed new laws relating to social security, occupational safety, industrial relations and wages. These include the Code on Social Security, 2020, the Occupational Safety, Health and Working Conditions Code, 2020, the Industrial Relations Code, 2020 and the Code on Wages, 2019 and they are as recent as April 2021. While the rules for implementation under these codes have not been finalized, as an immediate consequence, the coming into force of these codes could increase the financial burden on SVH which may adversely impact our profitability.

The Supreme Court of India has, in a decision, clarified the components of basic wages which need to be considered by companies while making provident fund payments. Given its small scale as of now, SVH has not made relevant provisions providing for such components now. Any such decisions in future or any further changes in interpretation of laws may have an impact on our results of operations. SVH may incur increased costs and other burdens relating to compliance with such new requirements. This will require significant management time and other resources. Any failure to comply may adversely affect our business, results of operations and prospects.

SVH may be adversely affected by the complexity, uncertainties and changes in Indian regulations concerning import and export of goods.

As part of its initiative to promote domestic manufacturing enterprises, the Indian government has been offering reduced import duty on certain goods, including the semi-and-completely knocked down electric vehicles and raw material components (such as lithium-ion battery). SVH cannot assure you that the Ministry of Finance, Government of India, will continue to support reduced tax rates or that it will not increase tax rates in the future. Any unfavorable changes to the rules and regulations concerning imports and exports are likely to increase pricing and lower demand for SVH’s products. This could, in turn, adversely impact the business operations, cash flow and financial performance of SVH.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business, financial condition, operating results and prospects.

SVH’s growth in India depends significantly on the availability and amounts of economic incentives and government policies that support the growth of new energy vehicles generally and electric vehicles specifically. SVH cannot assure you that any changes to such policies would be favorable to its business. Further, (i) any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, (ii) the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, (iii) fiscal tightening, or other factors may lead to diminished competitiveness of the alternative fuel vehicle industry generally or in relation to our electric vehicles. This could materially and adversely impact SVH’s operations, business, prospects, results of operations and financial condition. Further, the various incentives offered by the Indian government could also attract large Indian and global players, particularly those with expertise in the EV market, to set up large manufacturing capabilities in India. This may impact (i) SVH’s home advantage in pricing, (ii) its access to local talent and competitive labor force, (iii) its familiarity with legal and regulatory setup, (iv) language advantage, and (v) distribution, among other considerations. Such results could adversely impact our prospects and financial condition significantly.

Indian EV market is still in a nascent stage and faces infrastructure and other challenges.

Disruptions in the supply chain, including shortages of raw materials or components necessary for manufacturing electric motorbikes, could lead to production delays or increased costsdirect investment FDI through the automatic route. Further, the electric vehicle segment has been provided with several incentives and reduced taxation policies. Regardless of the country’s ambitious targets, India’s EV space is at a nascent stage and the government’s policies are still evolving. In addition, there is significant ground to cover. The key challenges that SVH faces in India include (i) lack of or inadequate infrastructure for charging stations, (ii) lack of affordability by a vast population and increased cost of ownership due to the need to replace battery, and (iii) general lack of awareness of engineering technology, servicing protocols, spare part availability and replacement by industry resources which may hinder mass adoption and purchase of EVs. These factors pose a threat to SVH’s business operations and financial performance.

Risks Relating to the Company’s Securities

The prices of SVH’s Ordinary Shares and Warrants may be volatile.

Factors that could contribute to this volatility include, but are not limited to:

●	Fluctuations in consumer demand for electric vehicles, including E2W, and intense competition within the EV market;
●	Changes in government regulations and policies related to electric vehicles, emission standards, or incentives for alternative transportation could influence investor sentiment;
●	Rapid advancements in electric vehicle technology, battery efficiency, or innovations by competitors may impact the perceived competitiveness of our products;
●	Disruptions in the supply chain, including shortages of raw materials or components necessary for manufacturing E2W, could lead to production delays or increased costs;
●	Disputes concerning our intellectual property or other proprietary rights;
●	The departure of key executives, engineers, or other personnel critical to our operations;
●	Changes in capital structure, such as future issuances of securities or the incurrence of additional debt;
●	Changes in economic conditions, including fluctuations in interest rates, inflation, or overall market sentiment.

Given these factors, investors should be aware of the potential for volatility in the prices of SVH’s Ordinary Shares and Warrants and consider the associated risks before making investment decisions.

Risks Related to Being a Public Company

SVH’s management team has limited experience managing a public company.

Most members of SVH’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. SVH’s management team may not successfully or efficiently manage SVH’s transition to a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from SVH’s senior management and could divert their attention away from the day-to-day management of SVH’s business, which could adversely affect its business, results of operations, cash flows and financial condition. In addition, SVH expects to hire additional personnel to support its operations as a public company, which will increase its operating costs in future periods.

SVH is incurring higher costs as a result of being a public company.

SVH is incurring additional legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements following completion of the Business Combination. SVH will incur higher costs associated with complying with the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Act, and related rules implemented by the SEC and the Nasdaq, as well as similar legislation in applicable jurisdictions. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. SVH expects these laws and regulations to continue to increase its legal and financial compliance costs and to render some activities more time-consuming and costly, although SVH is currently unable to estimate these costs with any degree of certainty. SVH may need to hire more employees or engage outside consultants to comply with these requirements, which will increase its costs and expenses. These laws and regulations could make it more difficult or costly for SVH to obtain certain types of insurance, including director and officer liability insurance, and SVH may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for SVH to attract and retain qualified persons to serve on the SVH Board, board committees or as executive officers. Furthermore, if SVH’s securities are listed on the Nasdaq and SVH is unable to satisfy its obligations as a public company, it could be subject to delisting of SVH’s securities, fines, sanctions and other regulatory action and potentially civil litigation.

SVH may be unable to comply with the applicable continued listing requirements of the Nasdaq Global Market, which may adversely impact our access to capital markets and may cause us to default certain of our agreements.

SVH’s common stock is currently traded on the Nasdaq Global Market. Nasdaq rules require SVH to maintain a minimum closing bid price of $1.00 of our common stock, a minimum shareholder equity of $10 million, a minimum of 750,000 publicly held shares with market value of $5 million and other potential future requirements. There can be no assurance SVH will continue to meet the stated requirements or any other future requirements, potentially leading to the delisting of SVH’s common stock.

In the event that SVH’s common stock is delisted from Nasdaq and does not qualify for listing on another market or exchange, trading would likely shift to the over-the-counter market or an electronic bulletin board like the OTC. This transition could potentially make it more challenging to sell or accurately price SVH’s common stock, leading to reduced coverage by analysts and the media, potentially causing further declines in stock price. Moreover, SVH’s ability to raise additional capital could be significantly hindered, impacting its operational plans and financial results.

As a “foreign private issuer” under the rules and regulations of the SEC, SVH is permitted to, and may, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a “foreign private issuer,” and will follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

SVH is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, SVH is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. SVH currently prepares its financial statements in accordance with U.S. GAAP. SVH is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to stockholders. In addition, SVH’s officers, directors and principal stockholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of SVH’s securities.

In addition, as a “foreign private issuer” whose shares are intended to be listed on the Nasdaq, SVH is permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. However, SVH cannot make any assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow SVH to follow its home country practice. If SVH loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, SVH would likely incur substantial costs in fulfilling these additional regulatory requirements and members of SVH’s management would likely have to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled.

If SVH fails to maintain an effective system of internal control over financial reporting, SVH may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in SVH’s financial and other public reporting, which is likely to negatively affect SVH’s business and the market price of SVH Shares.

Effective internal control over financial reporting is necessary for SVH to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in SVH’s implementation could cause SVH to fail to meet its reporting obligations. In addition, any testing conducted by SVH, or any testing conducted by SVH’s independent registered public accounting firm, may reveal deficiencies in SVH’s internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to SVH’s financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in SVH’s reported financial information, which is likely to negatively affect SVH’s business and the market price of SVH Shares.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None / Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SVH’s mission is to revolutionize two-wheeled vehicles (“TWV”) by developing premium products powered by renewable energy, which are best-in-class for safety, performance, and comfort, thereby providing the best riding experience to our customers. SVH is the holding company for 94% of the outstanding ownership interests of SVM, our primary operating subsidiary.

SVM was founded in 2018 and is currently focusing on India, the largest market for TWV where the population growing; it is younger than the global median, urbanizing rapidly, and has growing personal incomes and consumption rates. India’s infrastructure has lagged its growth, leading to traffic congestion, bad road conditions, and environmental pollution, which have compelled the government to develop policies favorable to TWV, especially Electric Two-Wheeled (“E2W”) vehicles. Consequently, demand for E2W vehicles has grown, leading SVH to develop the next generation of E2W vehicles, named “Prana™”, which means “life energy”. Prana™ is designed to offer consumers a “Fast, Fun and Safe” vehicle that is safe and comfortable to ride, and contributes to improved health and a cleaner environment.

By combining SVH’s E2W vehicle skills with its proprietary know-how and intellectual property, SVH (i) designs, engineers, and builds premium E2W vehicles, (ii) offers a unique customer experience, and (iii) has a robust product development roadmap of e-mobility products and technologies. SVH has enlisted the support of purchase financing providers to allow customers to lease their vehicles and benefit from SVH’s compelling Total Cost of Ownership.

SVH’s first product line, the Prana™, is a premium E2W vehicle that is redefining the category. This achievement is enabled by its patent-pending technology, which also results in increased safety, stability, and comfort. Prana-Grand (“Prana-Grand”) is the first variant of the Prana line of products. SVH started delivering the Prana-Grand to customers in February 2021.

The Prana’s many innovations, include superior balance, ease in riding, single-gear and clutch-free automatic direct drive in-wheel motor, dual channel braking systems that once activated, applies automatically in an optimal braking sequence, battery management, drive mode selection, which customizes the power delivered by the motor, its built-in charging system that allows the use of makes every standard 16A plug as ready to use charger outlets, proprietary integrated IT platform and process, “OmniPresence” which is a single point of contact desk to cater to customers, and its planned integrated helmet. These are among the many breakthroughs that place the Prana as the elite combination of rider experience, performance, safety, stability, and lowered total cost of ownership in the world’s largest market for TWV.

Basis of Presentation

Refer to Note 1 of the Notes to Annual Combined Financial Statements for a discussion of the underlying basis used to prepare the combined financial statements.

Components of Results of Operations

Revenue

SVM generates revenue from the sale of E2W, related products and accessories, and value-added services. E2W are sold both directly to retail end users through SVM’s Customer Experience centers and online, as well as to a network of dealer partners. SVM expects revenue to increase in future periods as it expects shipments of current models to grow as well as from the introduction of new models that will expand its target market.

Cost of Revenue/Goods Sold

Cost of goods sold primarily consists of direct materials, components, in-bound freight, customs and duties, supplies, labor-related costs, including salaries, benefits and share-based compensation. and allocated overhead costs, including facilities costs, depreciation of manufacturing-related equipment and facilities and other direct costs. SVM expects its cost of goods sold to increase in absolute dollars as it expects to produce more vehicles for its growing sales. SVM expects cost of goods sold per unit to decrease as its growth allows for improved terms in purchasing and as economies of scale take hold in its production process.

Selling, General and Administrative Expense

Selling, general, and administrative, or SG&A, expenses consist of personnel-related expenses for SVM’s corporate, executive, finance, engineering, product development and other administrative functions, expenses for outside professional services, including legal, audit and advisory services as well as expenses for depreciation and amortization of assets and facilities not directly involved in production, and marketing and advertising costs. Personnel-related expenses consist of salaries, benefits, and share-based compensation. SG&A expenses also include other engineering expenses, which consist of expenditures for research and development activities relating to product development and improvements.

SVM expects absolute SG&A expenses to increase for the foreseeable future as it scales headcount, expands hiring of engineers and designers, continues to invest in new designs and development of technology in order to drive the growth of the business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit and internal controls, additional insurance expenses, investor relations activities and other administrative and professional services.

Depreciation and Amortization Expenses

Depreciation and amortization costs relate to the depreciation of manufacturing-related equipment and facilities and the amortization of definite-lived intangible assets. SVM expects depreciation and amortization costs to increase in absolute terms as it invests in property, plant, and equipment and in developing its intellectual property estate.

Amortization is calculated based on the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, from the date that they are available for use and is recognized in profit or loss. The amortization is included in “General and administrative expenses.”

Interest Expense

Interest expense consists primarily of interest expense associated with credit facilities employed in the procurement, manufacturing and sales of SVH’s vehicles, products, and services.

Income Tax Provision

SVM’s income taxes as presented are calculated on a separate tax return basis. The income tax provision (benefit) consists of an estimate for national, federal, state, local, and foreign income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in the tax law. SVM has generated operating losses in each of the years presented.

Results of Operations

SVH generates revenue from the sale of E2W, related products and accessories, and value-added services. E2W are sold both directly to retail end users through SVM’s Customer Experience centers and online, as well as to a network of dealer partners. SVH expects revenue to increase in future periods as it expects shipments of current models to grow as well as from the introduction of new models that will expand its target market.

Comparison of the for the year ended March 31, 2024, and 2023:

	March 31, 2024 ($)	March 31, 2023 ($)
Revenue	42,538	112,409

Revenue for the year ended March 31, 2024, declined by $70 thousand, or 62.27%, to $43 thousand from $113 thousand for the year ended March 31, 2023. The decline was primarily due to the delay in receipts of shipment of raw materials pursuant to the increase of COVID cases in different countries. Refer to Note 3 of the Notes to Annual Combined Financial Statements for further discussion.

Cost of Revenue

Comparison of the for the year ended March 31, 2024, and 2023:

	March 31, 2024($)	March 31, 2023($)
Cost of goods Sold	(35,316)	(132,780)
Inventory write-down	(262,686)	(113,724)
Total Cost of Revenue	(298,002)	(246,504)

Cost of revenue for the year ended March 31, 2024, increased by $51 thousand, or 20.69%, to $298 thousand from $247 thousand for the year ended March 31, 2023. The increase was primarily due to i) inventory write down amounting to $263 thousand which occurred during year ended March 31, 2024 pursuant to the compliance with the revised Automotive Industry Standards (AIS)-156 and AIS-038 regulations issued by the Govt of India w.r.t EV batteries and also expiration of Prana 1.0 license this was offset by decrease in the Cost of goods sold amounting to $97 thousand on account of delay in receipt of shipments of raw materials pursuant to increase in COVID cases in different countries.

General and Administrative Expenses

Comparison of the for the year ended March 31, 2024, and 2023:

	March 31, 2024($)	March 31, 2023($)
General and Administrative expenses	(10,924,808)	(405,078)

General and Administrative expenses for the year ended March 31, 2024, increased by $10,519 thousand, or 2597.03%, to $10,924 thousand from $405 thousand for the year ended March 31, 2023. The increase was primarily due to increases related to higher headcount, increases in professional service costs related primarily to audit, legal and other professional services, and increases in other costs related primarily to technology and other administrative expenses.

Selling and Distribution expenses

Comparison of the for the year ended March 31, 2024, and 2023:

	March 31, 2024($)	March 31, 2023($)
Selling and Distribution expenses	(181,195)	(2,814)

Selling and Distribution expenses for the year ended March 31, 2024, increased by $178 thousand, or 6325.52%, to $181 thousand from $3 thousand for year ended March 31, 2023. The increase was primarily due to a written off of supplier advances due to uncertainty over receipt of shipments of raw materials/ its recoverability

Depreciation and Amortization costs

Comparison of the for the year ended March 31, 2024, and 2023:

	March 31, 2024($)	March 31, 2023($)
Depreciation and Amortization costs	(38,343)	(24,545)

Depreciation and Amortization costs for the year ended March 31, 2024, increased by $13 thousand, or 57.04%, to $38 thousand from $25 thousand for the year ended March 31, 2023. The increase was primarily due to recognition of operating lease assets and amortization thereof.

Income Tax Provision

Comparison of the for the year ended March 31, 2024, and 2023:

	March 31, 2024($)	March 31, 2023($)
Income tax expense/benefit	(26,162)	(64,241)

Income tax expense for the year ended March 31, 2024, decreased by $38 thousand, or 59.15%, to $26 thousand from $64 thousand for the year ended March 31, 2023. The change in income tax expense was due to recognition of tax liability for the year ended March 31, 2024.

Comparison of the for the year ended March 31, 2024, and 2023:

	March 31, 2024($)	March 31, 2023($)
Revenue	42,538	112,409
Cost of goods Sold	(35,316)	(132,780)
Inventory write-down	(262,686)	(113,724)
Total Cost of Revenue	(298,002)	(246,504)
Gross Profit	(255,464)	(134,095)
General and administrative expenses	(10,924,808)	(405,078)
Selling and Distribution expenses	(181,195)	(2,814)
Depreciation and Amortization	(38,343)	(24,545)
Other income, net	1,330	11,771
Finance Expenses	(57,652)	(55,946)
Income tax expense/benefit	(26,162)	(64,241)

	March 31, 2024($)	March 31, 2023($)	Change ($ in 000’s)%
Revenue	42,538	112,409	(70)	-62.27%
Cost of goods Sold	(35,316)	(132,780)	(69)	-73.05%
Inventory write-down	(262,686)	(113,724)	149	131.02%
Total Cost of Revenue	(298,002)	(246,504)	51	20.69%
Gross Profit	(255,464)	(134,095)	(122)	-90.23%
General and administrative expenses	(10,924,808)	(405,078)	10,519	2597.03%
Selling and Distribution expenses	(181,195)	(2,814)	178	6325.52%
Depreciation and Amortization	(38,343)	(24,545)	13	57.04%
Other income, net	1,330	11,771	(11)	-84.95%
Finance Expenses	(57,652)	(55,946)	2	3.57%
Income tax expense/benefit	(26,162)	(64,241)	(38)	-59.15%

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity or contractual arrangements that support the credit, liquidity or market risk for such transferred assets. Moreover, we do not have any variable interest in any unconsolidated entity.

Contractual Obligations

SVH does not have any material contractual obligations of its own. On June 10, 2020, SVM entered into a working capital loan and an overdraft loan facility of $1.22 million with Hongkong and Shanghai Banking Corporation Limited (as renewed from time to time, the “HSBC Facility”). The current balance as of March 31, 2024, under the HSBC Facility is approximately $0.02 million (debit Balance). These loans are repayable on demand. The HSBC Facility carries interest rates set using the MCLR/3M T-Bill standards or any other external benchmark determined by the bank annually. Interest is calculated daily on the outstanding balances. The HSBC Facility is secured by SVM’s current assets.

Liquidity and Capital Resources

As of March 31, 2024, our cash and cash equivalents amounted to US$0.17 million.

We have historically managed liquidity risk by effectively managing our working capital, capital expenditures and cash flows, and deploying resources to match production needs.

Investments and Borrowing Requirements

As an early-stage growth company, we do not currently have, nor do we expect to generate from operations, adequate liquidity to fund our operations for the next twelve months. To alleviate such conditions, we are currently discussing funding commitments with several parties. Accordingly, management believes that cash on hand and the financing facilities it has arranged will provide sufficient liquidity to meet our projected obligations, including those related to existing contractual obligations, for at least the next twelve months.

We plan to use our current cash on hand to support our core business operations and strategic plan to accelerate our go-to-market strategy, invest in new product development, and enhance our global distribution capabilities. We expect our capital expenditures and working capital requirements to increase substantially in the future as we grow our business, develop our customer support and marketing infrastructure and expand our research and development efforts. Specifically, we estimate we will invest approximately $50.9 million by fiscal year 2026 to expand the capacity necessary to achieve the projected volumes.

Our purchase orders for inventory used in manufacturing generally do not become firm commitments until 30-45 days prior to expected delivery. We record a liability for excess firm commitments. Refer to Note 11 of the Notes to Annual Combined Financial Statements for further discussion of excess firm commitments. Our material contractual operating cash commitments on March 31, 2024, relate to leases and notes payable to a related party. Our long-term lease obligations and future payments are discussed further in Note 8 of the Notes to Annual Combined Financial Statements. Our notes payable to related party, included interest and maturity terms, are discussed further in Note 10 of the Notes to Annual Combined Financial Statements.

Cash Flows

The following table summarizes our cash flow activities for the periods presented:

	Year Ended March 31,
	2024($)	2023($)
Net cash used in operating activities	(3,872,110)	(384,070)

Net cash (used in)/provided by investing activities	(102,523)	(13,026)

Net cash (used in)/provided by financing activities	4,123,010	296,583

Effects of exchange rate changes on cash and cash equivalents	5,286	46,286
Net increase/(decrease) in cash and cash equivalents	153,663	(54,227)
Cash and cash equivalents at the beginning of the period	21,378	75,605
Cash and cash equivalents at the end of the period	175,041	21,378

The overall increase in cash during the year ended March 31, 2024, was primarily due to the increase in cash flows from financing activities incurred during the period ended April 1, 2023 through March 31, 2024.

Net Cash Used by Operating Activities

We had negative cash flow from operating activities during the years ended March 31, 2024 and 2023. The negative cash flow from operating activities reflects the growth in electric motorcycle shipments and ongoing product development investments given the start-up nature of the electric motorcycle business.

Net cash used in operating activities decreased by $3,488 thousand to $3,872 thousand for the year ended March 31, 2024 compared to $384 thousand for the year ended March 31, 2023. The decrease in cash used in operating activities was primarily driven by changes in working capital. Working capital was impacted by changes in inventory, primarily due to decreasing inventory levels on account of lockdown restrictions during the COVID 19/delay in receipt of shipment of raw materials.

Net Cash Used by Investing Activities

Net cash used in investing activities increased by $90 thousand to $103 thousand for the year ended March 31, 2024, compared to $13 thousand for the year ended March 31, 2023. The increase was primarily due investments in Property plant and Equipment during the year ended March 31, 2024.

We expect to fund future cash flows used in investing activities with cash flow generated by operations and other financings.

Net Cash Provided by Financing Activities

Net cash provided by financing activities increased by $3,826 thousand to $4,123 thousand for the year ended March 31, 2024 compared to $297 thousand for the year ended March 31, 2023. The increase in cash provided by financing activities was driven by an additional paid-in capital.

Critical Accounting Policies and Estimates

Our financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Management believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect our financial condition and results of operations.

Product Warranty and Recalls—We provide a limited warranty on the new electric motorcycles for a period of one year, except for the battery which is covered for five years. Estimated warranty costs are recorded at the time of sale and are based primarily on our historical claim information and as actual experience becomes available it is used to update the accruals.

Additionally, we may from time to time initiate certain voluntary recall campaigns. The estimated costs associated with voluntary recalls are recorded when the liability is both probable and estimable. This generally occurs when management approves and commits to a recall. The accrued cost of a recall is based on an estimate of the cost to repair each affected vehicle and the number of vehicles expected to be repaired based on historical data concerning the percentage of affected customers that take advantage of recall offers. In the case of both warranty and recall costs, as actual experience becomes available it is used to update the accruals.

The factors affecting actual warranty and recall costs can be volatile. As a result, actual warranty claims experience and recall costs may differ from estimates, which could lead to material changes in our accrued warranty and recall costs. Our warranty and recall liabilities are discussed further in Note 10 of the Notes to Annual Combined Financial Statements. To date, we have not issued any recalls.

Income Taxes—Our income taxes as presented are calculated on a separate tax return basis. We account for income taxes in accordance with Accounting Standards Codification Topic 740, Income Taxes (Topic 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and other loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We review our deferred income tax asset valuation allowances on a quarterly basis or whenever events or changes in circumstances indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or combined group recording the net deferred income tax asset is considered, along with any positive or negative evidence including tax law changes. Since future financial results and tax law may differ from previous estimates, periodic adjustments to our valuation allowances may be necessary. We have generated operating losses in each of the years presented, however, any hypothetical net operating loss attributes generated, and related valuation allowances, are deemed to have been distributed to SVH through net parent investment and are not presented on the balance sheet.

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. These tax laws and regulations are complex and significant judgment is required in determining our worldwide provision for income taxes and recording the related deferred tax assets and liabilities.

In the ordinary course of our business, there are transactions and calculations where the ultimate tax determination is uncertain. Accruals for unrecognized tax benefits are provided for in accordance with the requirements of Topic 740. An unrecognized tax benefit represents the difference between the recognition of benefits related to items for income tax reporting purposes and financial reporting purposes. Any unrecognized tax benefit is not included within the combined balance sheets as any benefit would reside with SVM. SVM is regularly audited by tax authorities as a normal course of business. Although the outcome of tax audits is always uncertain, SVM believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provision includes amounts sufficient to pay any assessments. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year and would be the obligation of SVM. Refer to Note 13 of the Notes to Annual Combined Financial Statements for further discussion regarding our income taxes.

Business Combination.

SVH was the acquiror for both the legal and accounting purposes, as the shares of MOBV converted into the right to receive SVH Shares (the “Per Share Consideration”) and MOBV legally became SVH’s wholly owned subsidiary as a result of the merger with Merger Sub.

The Business Combination was accounted for as an asset acquisition. MOBV did not qualify as a Business per ASC 805-10-55-3A. Since the acquisition was based on a monetary exchange, and most of the assets of MOBV were marketable securities in the trust account, the fair value of the assets was the more evident value. The liabilities assumed were all of short-term nature which are deemed to be at fair value. As such the fair value of the consideration given, in this case the transaction costs incurred, one to one share exchange and the Earn Out consideration were allocated using the relative fair value approach based on the net asset value acquired from MOBV. Given the nature of the assets acquired and liabilities assumed from MOBV, an allocation of the transaction costs and Earn Out consideration cannot be made to the net assets acquired. Accordingly, an immediate charge to operations was recognized for the difference between the relative value allocated to the earnout and the fair value, as well as for the value of the transaction costs.

In relation to the Business Combination, the purchase price contained contingent consideration. The contingent consideration relates to an aggregate earn-out payment with maximum payout of $250 million based on the achievement of sales volume during the three-year performance periods FY2024, FY2025 and FY2026. Each annual period has its own targets and related potential earn-out payments. The fair value of the contingent consideration is estimated using a Monte Carlo simulation that utilizes key assumptions defined in the earnout agreement including sales volume performance periods, caps and floors. Changes to the fair value of the contingent consideration liability can result from changes to one or more inputs, including discount rates, the probabilities of achieving the sales volume targets, and the time required to achieve the sales volume targets. Significant judgment is employed in determining the appropriateness of these inputs, which reflect the Company’s assumptions on the best market information available under the circumstances. In any given period, changes to the inputs, or significant increases or decreases to the inputs in isolation, would have resulted in a significantly lower or higher fair value ascribed to the contingent consideration and have a material impact on our financial position and results of operations.

Goodwill and Intangible Assets—Goodwill represents the excess of acquisition cost over the fair value of the net assets purchased. Goodwill is tested for impairment, based on financial data related to the reporting unit to which it has been assigned, at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value, limited to the total goodwill allocated to the reporting unit. When evaluating goodwill for impairment, SVM first performs a qualitative assessment to determine whether it is more likely than not that the reporting unit is impaired. If SVM determines that it is not more likely than not that the fair value of the reporting unit exceeds its carrying amount, SVM calculates the estimated fair value of the reporting unit using income and market approaches. Significant assumptions are incorporated into the income approach, such as estimated growth rates and a risk-adjusted discount rate. Fair value under the market approach utilizes the guideline public company methodology, which uses valuation indicators determined from other businesses that are similar to our reporting unit.

Intangible assets consist of trademarks, non-compete agreements and others and are stated at cost less accumulated amortization. The intangible assets have been determined to have finite lives and are amortized on a straight-line basis over their estimated useful lives.

Significant judgments are required in assessing impairment of intangible assets and include identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value whether an impairment exists and if so the amount of that impairment.

The intangible assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The events and circumstances SVM monitors and considers include significant decreases in the market price for similar assets, significant adverse changes to the extent and manner in which the asset is used, an adverse change in legal factors or business climate, an accumulation of costs that exceed the estimated cost to acquire or develop a similar asset, and continuing losses that exceed forecasted costs. When the carrying value of an intangible asset is not recoverable based on the existence of one or more of the above indicators, recoverability is determined by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. An impairment charge would then be recognized equal to the amount by which the carrying amount exceeds the fair value of the asset.

Emerging Growth Company Status

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

MOBV is an “emerging growth company” as defined in Section 2(a) of the Securities Act and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. SVH expects to remain an emerging growth company at least through the end of the 2023 fiscal year and SVH expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare SVH’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

New Accounting Standards Not Yet Adopted

Other than the recent accounting pronouncements disclosed in SVH’s Annual Combined Financial Statements, there have been no new accounting pronouncements or changes in accounting pronouncements during the period ended March 31, 2024, that are significant or potentially significant to SVH.

Quantitative and Qualitative Disclosures About Market Risk

As of March 31, 2024, our cash and cash equivalents amounted to US$1.65 million. We historically managed liquidity risk by effectively managing our working capital, capital expenditures and cash flows, and deploying resources to match production needs.

Financial instruments that potentially subject us to concentration of credit risk principally consist of accounts receivable. We limit our credit risk with respect to accounts receivable by performing credit evaluations and requiring collateral to secure amounts owed by our customers, each when deemed necessary.

We have experienced cost increases for logistics, raw materials, and purchased components as well as increased manufacturing costs. Our location in India, however, mitigates some of the higher costs as labor, land and other input prices remain lower in India and the effects of inflation not been material to date. We expect the supply chain challenges and higher costs will continue in 2025 and may become more significant as production volumes increase. We expect that certain components, logistics and manufacturing costs will stabilize in 2026, but that certain raw materials cost inflation, especially in batteries, will persist in the near term. Furthermore, we buy certain of our components in U.S. dollars while we sell our products and services domestically in Indian rupee. Any fluctuations in the exchange rates of the U.S. dollar to the Indian rupee may have adverse effects on our financial condition and results of operation.

We are also exposed to possible disruption of supply or shortage of materials, in particular for lithium-ion battery cells and key semiconductor chip components necessary for electric vehicles and any inability to purchase raw materials and components could negatively impact our operations.

We plan to sell our electric motorcycles and related products initially in India and in the future, internationally. In most international markets, sales are made in the foreign country’s local currency. As a result, our operating results will be affected by fluctuations in the values of the Indian rupee relative to foreign currencies, however, the impact of such fluctuations on our operations to date are not material given the majority of our sales are currently in India. We plan to expand its business and operations internationally and expects its exposure to currency rate risk to increase in the future.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our Board is comprised of five directors.

Name	Age	Title
Mohanraj Ramasamy	47	Chief Executive Officer, Product Architect and Director
Weng Kiat (Adron) Leow	51	Chief Financial Officer
Ramakrishnan V	56	Vice President – Operations
Yuvaraj Sankar	28	Director of Engineering, SVM
Ganesh Iyer	57	Director
Mohsen Moazami	64	Director
Jonathan Reichental	54	Director
Lata Gullapalli	58	Director

Unless otherwise indicated, the business address of each director and executive officer of SVH is 2nd Floor, Regatta Office Park, West Bay Road, P.O. Box 10655, Grand Cayman, KY1-1006, Cayman Islands. A description of the business experience and present position of each director and executive officer is provided below:

Executive Officers

Mohanraj Ramasamy. Mohanraj Ramasamy has served as the Managing Director of SVM since its inception in March 2018 and Chief Executive Officer and director of SVH since its inception in June 2021. Prior to starting SVM he served at Tesla from 2012 to 2015 in various capacities across the organization, from the Vehicle Engineering, Carnet, Information Services, Disaster Recovery establishment, Warp Application, Service Module development, and eCommerce platform scale-up. Mr. Ramasamy enrolled in the executive MBA program at the University of San Francisco in 2015. After completing his MBA, Mr. Ramasamy started SVM. He also has an engineering degree in Computer Technology from Nachimuthu Polytechnic College. Mr. Ramasamy is qualified to serve as a director of SVH due to his experience as SVH’s Chief Executive Officer and Product Architect, as well as his extensive technical and operational expertise and experience in the automotive industry and the electric vehicle industry in particular.

Weng Kiat (Adron) Leow. Mr. Leow is our Chief Financial Officer effective and brings more than 25 years of complex finance and business experience to SVH. Since July 2017, Mr. Leow has served as the Managing Director at Aamoni Lifestyle Sdn Bhd (formerly known as ALLF Management Group Sdn Bhd) where he is responsible for the profitability of the company, its expansion in the Asia-Pacific region and the development of new products and partnerships. Mr. Leow also serves as a director of Mobiv Pte. Ltd. and Milan Vido Partners Pte. Ltd. each since December 2021. In addition, Mr. Leow serves as a member of the board of directors of Exodus Standard Sdn. Bhd. since January 2010 and as Chief Financial Officer of Revenue Harvest Sdn. Bhd. and Revenue Group Berhad since March 2022 and June 2022 respectively. Mr. Leow served as a director of IGC House Sdn. Bhd. from May 2021 through June 2022 until November 29, 2022.

Prior to joining Aamoni Lifestyle Sdn Bhd, Mr. Leow was the Chief Operating Officer at Galasys PLC from May 2014 to June 2017. As Chief Operating Officer, he managed the operations of Galasys PLC in China, Malaysia and the United Kingdom and was responsible for financial reporting, including compliance with U.K.-listing requirements, the development of research and development centers in Malaysia and global business development for the company.

Mr. Leow holds a professional accounting qualification from Association of Chartered Certified Accountants and “A Level” from SEGi College, Subang Jaya, Selangor, Malaysia Mr. Leow is a chartered certified accountant and Fellow member of the Association of Chartered Certified Accountants and a member of the Malaysia Institute of Accountants.

Ramakrishnan V. With over 30 years of experience in the automotive industry, brings a wealth of knowledge in production, methods engineering, industrial engineering, quality engineering, and head operations. He has worked with top companies such as TVS Groups, ELGI, and LGB Limited. His hands-on experience in implementing world-class manufacturing systems (WCM) such as TPM, TQM, TPS, and Lean Six Sigma has made him an invaluable asset in the industry. He has expertise in both two- and four-wheel vehicle parts manufacturing industries. In addition to his technical expertise, he holds a Bachelor’s degree in Mechanical Engineering and an MBA in Human Resources. This combination of education and experience has given him a unique perspective on the automotive industry, allowing him to lead teams and drive results effectively. Overall, he is a highly accomplished professional, dedicated to quality, continuous improvement, and operational excellence.

Yuvaraj Sankar. Yuvaraj Sankar and has been associated with SVM since its inception in March 2018 as Engineering Manager and assumed the role of Director, Engineering, SVM India, post the Business Combination. He is an electronics engineer, having graduated from Bachelor of Engineering, Electronics and Communications from Anna University in India in 2017. He has undergone the full-stack developer programs prior to joining SVM. He is primarily responsible for engineering aspects including facilitation of homologation and vehicle testing.

Non-Executive Directors

Ganesh Iyer. Mr. Iyer will serve as an independent director. Mr. Iyer currently serves as the chief executive officer of NIO U.S. Mr. Iyer has over 35 years of experience delivering proven results in various industries including autonomous technology, hi-tech, manufacturing, and telecom. Mr. Iyer worked as vice president of Information Technology at Tesla Inc. until 2016. Prior to Tesla, Mr. Iyer held senior information technology leadership roles at VMWare from 2010 to 2016. Prior to VMWare, Mr. Iyer served as director of information technology at Juniper Networks and WebEx and worked in consulting, primarily at Electronic Data Systems. Mr. Iyer received a bachelor’s degree in chemical engineering from the University of Calicut in India.

Mohsen Moazami. Mr. Moazami will serve as an independent director and the Chairman of Audit Committee. Mr. Moazami is the founder and Managing Partner of Seif Capital, a technology investment and advisory firm in Silicon Valley. Mr. Moazami is senior advisor to Blackstone, Siguler Guff ($20 Billion in Assets Under Management), and Opengate Capital ($3 Billion in Assets Under Management). Further, Mr Moazami is an operating partner at Kestrel Partners in London, which aims to generate superior long-term returns for its clients by investing and driving change in under-valued, under-researched business critical software companies listed on the London Stock Exchange. Until recently he served as the Chairman of Astrea Acquisition Corp (NASDAQ: ASAX). Mr. Moazami is a member of the Board of Directors at Marpai (NASDAQ: MRAI). He serves as a board member or an advisor to many VC backed startups in Silicon Valley, such as Luminous Computing (Bill Gates backed), Vcinity, Edgecloud Link (ECL), Ethernovia (AMD and Marvell backed) and several others. A graduate of Stanford University engineering school, Mr. Moazami’s previous roles include founder and CEO of Stanford Business Systems (SBS - acquired by Accenture), 12 years at Cisco, the last four of which were in the leadership of their Emerging Markets division, with $6 billion of revenue. He then co-founded CNTP, a global, multi-stage, technology investment firm, investing in security, cyber security, big data analytics, gig economy and SaaS applications. A sample of his early stage investments are, Matterport (IPO), DoorDash (IPO), Bina Technologies (acquired by Roche), Bracket Computing (acquired by vMware). Mr. Moazami also served on the board of a telecommunications company, Global Capacity, where he helped oversee a turnaround of the business, a $150m acquisition and the ultimate exit of the company.

Mr. Moazami is a 2010 Ellis Island Medal of Honor awardee. Mr. Moazami holds a Masters of Mechanical Engineering from Stanford University and Bachelors of Science in Engineering Sciences and a Minor in Economics from University of California, San Diego.

Dr. Jonathan Reichental. Dr. Reichental will serve as an independent director. Dr. Reichental is a multiple-award-winning technology leader and professor with over 30-years of experience spanning private and public sectors, as well as academia. Dr. Reichental served as Chief Technology Officer at City of Palo Alto, California from 2011 to 2018 and O’Reilly Media from 2010-2011. Dr. Reichental worked in several technical managerial roles and is a recognized global thought leader on a number of emerging trends including urban innovation, smart cities, sustainability, blockchain technology, data governance, the fourth industrial revolution, and digital transformation. He is an adjunct professor in the School of Management at the University of San Francisco and instructs at several other universities. Dr. Reichental has a passion for sharing his knowledge to create and inspire doers. Dr. Reichental has written six books, regularly creates technology training which is shared through online platforms such as LinkedIn. Dr. Reichental holds several degrees including a Ph.D. in Information Systems from Nova Southeastern University.

Lata Gullapalli. Ms. Gullapalli will serve as an independent director. She is an investment banker by profession, specializing in mergers and acquisitions. Ms. Gullapalli has worked in the investment banking for over 30 years in various regions of the world, including South Asia. She has commenced and run start-ups. She advises companies on Merger and Acquisition, financial restructuring and capital raising. She currently practices in the U.K. Ms. Gullapalli has led teams involved in creating joint ventures and taken a company public via initial public offering. Ms. Gullapalli is an author with published works, one recently published collection of fictional short stores and is writing a novel. Ms. Gullapalli works with NGOs in the U.K and in India that are focused primarily on and are involved in child protection, education for young girls and orphans. Ms. Gullapalli has an education in corporate law, financial strategy, taxation and economics, chartered secretary and a chartered financial analyst (I) with a Diploma in Basic Finance, and an MBA from INSTEAD (the European Institute of Business Administration).

Family Relationships

There are no family relationships between any of our executive officers and directors.

B.	Compensation

Compensation of Directors and Executive Officers

No compensation was paid, nor benefits in kind granted, for the Company’s last full financial year through March 31, 2024, since the period covered in this Registration Statement is the first applicable period for such disclosure since the closing of the Business Combination and the Company has not yet paid any compensation nor granted benefits in kind other than initial grants of equity to directors in conjunction with their appointments. As a foreign private issuer, the Company follows local Cayman Island disclosure requirements which do not require individual compensation disclosure for officers and directors.

Employment Agreements and Indemnification Agreements

SVH has entered into employment agreements with its Chief Executive Officer and Chief Financial Officer that became effective as of December 8, 2023, the closing date of the Business Combination.

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

Director Indemnity Agreements

SVH has entered into indemnification agreements with each of its current directors, and plans on entering into indemnification agreements with each director that joins the Board. Under these agreements, SVH may agree to indemnify its directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of SVH.

Equity Incentive Plans

The following summarizes the terms of the Srivaru Holding Limited 2023 Incentive Equity Plan (the “Company Incentive Equity Plan”), which we adopted in connection with the Business Combination.

Company Incentive Equity Plan

SVH expects to approve and adopt the Company Incentive Equity Plan in the manner prescribed under applicable laws initially reserving 3,800,000 Ordinary Shares for grant thereunder (exclusive of the number of Ordinary Shares subject to outstanding company equity awards as of such date of approval). The Company Incentive Equity Plan will provide for customary annual increases to such share reserve for a period of up to 10 years. SVH will file a registration statement on Form S-8 (or any successor form or comparable form in another relevant jurisdiction) with the SEC relating to SVH Shares issuable pursuant to the Company Incentive Equity Plan. Because SVH is a foreign private issuer, the establishment of such equity incentive plan does not require the approval of SVH’s shareholders and will only be approved by the Board and compensation committee.

C.	Board Practices

Number and Terms of Office of Directors and Officers

SVH currently consists of six (6) directors. Our Articles of Association provide that the number of directors shall be fixed by the directors from time to time, but shall not be less than one director. Our directors hold office until such time as they are removed from office by a majority vote of the shareholders.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of one or more Chairmen of the Board, one or more Chief Executive Officers, a President, a Chief Financial Officer, Vice Presidents, Secretary, Treasurer and such other offices as may be determined by the board of directors.

Duties of Directors

Under the laws of the Cayman Islands, directors have a fiduciary duty to act honestly in good faith with a view to the company’s best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A shareholder has the right to seek damages if a duty owed by the directors is breached.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Ganesh Iyer, Mohsen Moazami, Jonathan Reichental, and Lata Gullapalli are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our audit committee is entirely composed of independent directors meeting Nasdaq’s additional requirements applicable to members of the audit committee. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that has been approved by our board and has the composition and responsibilities described below.

Audit Committee

We have established an audit committee of the board of directors. Mohsen Moazami, Lata Gullapalli, and Jonathan Reichental serve as members of our audit committee with Mohsen Moazami as chair. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to certain phase-in provisions. Mohsen Moazami, Lata Gullapalli, and Jonathan Reichental meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our board of directors has determined that Ganesh Iyer qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and permitted non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the board of directors. Ganesh Iyer and Lata Gullapalli serve as members of our compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent, subject to certain phase-in provisions. Ganesh Iyer and Lata Gullapalli meet the independent director standard under Nasdaq listing standards applicable to members of the compensation committee.

We have adopted a compensation committee charter, which will detail the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officers’ compensation, evaluating our Chief Executive Officers’ performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officers based on such evaluations;

●	reviewing and approving on an annual basis the compensation of all of our other officers;

●	reviewing on an annual basis our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee. In accordance with Rule 5605(e)(2) of the Nasdaq Rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our audit and compensation committee charters as exhibits to the registration statement for the Business Combination and are incorporated by reference herein. You can review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Report on Form 6-K.

Auditors

Manohar Chowdhry & Associates acted as SVH’s independent auditor for each of the three years in the period ended March 31, 2024, and is expected to continue to act as SVH’s independent auditor.

D.	Employees

SVH is committed to cultivating a diverse company to enhance our culture and position the Company for success. As of March 31, 2024, SVH’s operating subsidiary SVM had approximately 45 full time employees in India, mostly in engineering, assembly, production, sales, and service. They are advised and mentored by the board and senior leadership team who have deep domain knowledge and expertise across vehicle, semiconductor, and power storage industries. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

Further, India has a vast resource pool of technical workers with engineering backgrounds, and SVH expects to locate, hire, and train the talent necessary for scaling our operation. SVH will also seek to recruit local talent in the various locations in which it seeks to operate, who have an understanding of the local legal and regulatory environments, and have networks and relationships in the local TWV/E2W markets.

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

Based on the foregoing assumptions, the following voting shares of SVH in issuance, including those shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days: 37,326,763 SVH Shares and 10,798,300 warrants that are now exercisable; in each case as of May 29, 2024.

Unless otherwise indicated, SVH and MOBV believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

Unless otherwise indicated, the business address of each of the individuals from SVH is 2nd Floor, Regatta Office Park, West Bay Road, P.O. Box 10655, Grand Cayman, KY1-1006, Cayman Islands. Unless otherwise indicated, the business address of each of the individuals from MOBV is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Name and Address of Beneficial Owner	Total common stock	% of Total Voting Power*

5% Beneficial Owners SVH
Mobiv Pte. Ltd.(1) (2)	3,061,873	6.36	%(4)
Peter Bilitsch(2)	3,061,873	6.36	%(4)
Mohanraj Ramasamy	2,419,795	5.03%
ACP	2,600,000	5.40%
Walleye Capital	3,144,998	6.54%
SVM Trust	12,020,913	24.98%
Mobiv Srivaru Trust	11,855,002	24.63%
All 5% Beneficial owners SVH as a group	35,102,581	72.94	%(4)

Directors and Executive Officers of SVH
Mohanraj Ramasamy	2,419,795	5.03	%(4)
Weng Kiat (Adron) Leow(3)	5,000	*
Ganesh Iyer	—
Mohsen Moazami	—
Jonathan Reichental	—
Lata Gullapalli	—

All Directors and Executive Officers of SVH as a Group	2,424,795	6.50%

* Less than 1%

(1)	Mobiv Pte. Ltd., the former Sponsor of MOBV, is the record holder of the securities reported herein. Includes 543,300 Placement Units purchased in a private placement that closed simultaneously with the closing of the Initial Public Offering. Post-Business Combination, includes (i) 543,300 Private Shares, (ii) shares issuable upon exercise of 543,300 Private Warrants, (ii) shares issuable upon exercise of 250,000 Private Warrants which are expected to be issued in connection with the conversion of working capital loans related to expenses in conjunction with the Business combination. The business address of each of these entities and individuals is 850 Library Avenue, Suite 204, Newark, Delaware 19711.
(2)	Milan Vido Partners Pte. Ltd. owns 100% of Mobiv Pte. Ltd. and Peter Bilitsch, chief executive officer of the company, owns 100% of Milan Vido Partners Pte. Ltd. Includes 543,300 Placement Units purchased in a private placement that closed simultaneously with the closing of MOBV’s initial public offering. Post-Business Combination, includes (i) 543,300 Private Shares, (ii) 543,300 SVH Shares issuable upon exercise of 543,300 Private Warrants, (ii) 250,000 SVH Shares issuable upon exercise of 250,000 Private Warrants which are expected to be issued in connection with the conversion of working capital loans related to expenses in conjunction with the Business Combination.
(3)	Mr. Weng Kiat (Adron) Leow is director of our Sponsor, Mobiv Pte. Ltd., and its, holding company, Milan Vido Partners Pte. Ltd.
(4)	The denominator includes (i) 543,300 Private Shares, (ii) 543,300 SVH Shares issuable upon exercise of 543,300 Private Warrants, (ii) 250,000 SVH shares issuable upon exercise of 250,000 Private Warrants which are expected to be issued in connection with the conversion of working capital loans related to expenses in conjunction with the Business Combination.

B.	Related Party Transactions

None / Not applicable.

C.	Interests of Experts and Counsel

None / Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

We have never declared or paid any cash dividends. Our Board will consider whether or not to institute a dividend policy. We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of the business, and therefore, do not anticipate declaring or paying any cash dividends on our Ordinary Shares in the foreseeable future.

B.	Significant Changes

None/ Not applicable.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

SVH Ordinary Shares and Warrants are listed on the Nasdaq under the symbols “SVMH” and “SVMHW,” respectively. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

SVH Ordinary Shares and Warrants are listed on the Nasdaq under the symbols “SVMH” and “SVMHW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act and the common law of the Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act (Revised) as the same may be revised from time to time, or any other law of the Cayman Islands.

Registered Office and Objects

SRIVARU Holding Limited, 2nd Floor, Regatta Office Park, West Bay Road, P.O. Box 10655, Grand Cayman, KY1-1006, Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

C.	Material Contracts

Material Contracts Relating to SVH’s Operations

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its Ordinary Shares.

E.	Taxation

U.S. Federal Income Taxation

General

The following are the material U.S. federal income tax consequences to an investor of the acquisition, ownership and disposition of our securities. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is treated for U.S. federal income tax purposes as:

●	an individual citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such an owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences of the acquisition, ownership and disposition of our securities applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of our securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;
●	broker-dealers;
●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
●	tax-exempt entities;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	certain expatriates or former long-term residents of the United States;
●	persons that actually or constructively own 5% or more of our public shares;
●	persons that acquired our securities pursuant to the exercise of employee options, in connection with employee incentive plans or otherwise as compensation;
●	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;
●	persons whose functional currency is not the U.S. dollar;
●	controlled foreign corporations; or passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) by us on our securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars.

We have not sought, and will not seek a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES IS NOT TAX ADVICE. EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our shares. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such shares. Any remaining excess will be treated as gain from the sale or other taxable disposition of such shares and will be treated as described under “— Taxation on the Disposition of Securities” below.

With respect to non-corporate U.S. Holders, dividends on our shares may be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate (see “— Taxation on the Disposition of Securities” below) provided that (1) such shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, our shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Global Market. Although our ordinary shares and warrants are currently listed and traded on the Nasdaq Global Market, we cannot guarantee that our securities will continue to be listed on the Nasdaq Global Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our securities.

Possible Constructive Distributions with Respect to Redeemable Warrants

The terms of each redeemable warrant provide for an adjustment to the number of ordinary shares for which the redeemable warrant may be exercised in certain events. An adjustment that has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the redeemable warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the redeemable warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our shares, which is taxable to the U.S. Holders of such shares as described under “Taxation of Cash Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the redeemable warrants received a cash distribution from us equal to the fair market value of such increased interest.

Taxation on the Disposition of Securities

Upon a sale or other taxable disposition of our securities (which, in general, would include a distribution in connection with our liquidation or a redemption of redeemable warrants), and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the securities. See “— Exercise or Lapse of Redeemable Warrants” below for a discussion regarding a U.S. Holder’s basis in the ordinary share acquired pursuant to the exercise of a warrant.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at reduced rates of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the securities exceeds one year. The deductibility of capital losses is subject to various limitations.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. Under recently issued regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or QEF rules discussed below under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Exercise or Lapse of Redeemable Warrants

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of ordinary shares on the exercise of redeemable warrants for cash. Ordinary shares acquired pursuant to the exercise of redeemable warrants for cash will have a tax basis equal to the U.S. Holder’s tax basis in the redeemable warrants, increased by the amount paid to exercise the redeemable warrants. The holding period of such ordinary shares should begin on the day after the date of exercise of the redeemable warrants.

If redeemable warrants are allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s adjusted tax basis in the redeemable warrants. The tax consequences of a cashless exercise of redeemable warrants are not clear under current tax law. A cashless exercise may be tax-free, either because it is not a realization event (i.e., not a transaction in which gain or loss is realized) or because the transaction is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s tax basis in the ordinary shares received would equal the U.S. Holder’s basis in the redeemable warrants. If the cashless exercise were treated as not being a realization event, the U.S. Holder’s holding period in the ordinary shares could be treated as commencing on the date following the date of exercise of the redeemable warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares received would include the holding period of the redeemable warrants.

It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss is recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of redeemable warrants with a fair market value equal to the exercise price for the number of redeemable warrants deemed exercised. For this purpose, the number of redeemable warrants deemed exercised would be equal to the number of ordinary shares issued pursuant to the cashless exercise of the redeemable warrants. In this situation, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the redeemable warrants deemed surrendered to pay the exercise price and the U.S. Holder’s tax basis in such redeemable warrants deemed surrendered. Such gain or loss would be long-term or short-term depending on the U.S. Holder’s holding period in the redeemable warrants. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of the fair market value of the redeemable warrants deemed surrendered to pay the exercise price and the U.S. Holder’s tax basis in the redeemable warrants deemed exercised, and a U.S. Holder’s holding period for the ordinary shares should commence on the date following the date of exercise of the redeemable warrants. There also may be alternative characterizations of any such taxable exchange that would result in similar tax consequences, except that a U.S. Holder’s gain or loss would be short-term.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of redeemable warrants it is unclear which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of redeemable warrants.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended December 31, 2021, we do not expect to be treated as a PFIC for such year and we do not expect to be one for our taxable year ending December 31, 2022 or become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year. Moreover, although we do not believe we would be treated as a PFIC, we have not engaged any U.S. tax advisers to determine our PFIC status. In addition, if a U.S. Holder owned our ordinary shares at any time prior to our acquisition of Elite, such U.S. Holder may be considered to own stock of a PFIC by virtue of the fact that we may have been a PFIC during the period prior to our acquisition of Elite, unless such U.S. Holder made either a valid and timely QEF election or a valid and timely mark-to-market election, in each case as described below.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our shares or redeemable warrants and, in the case of our shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) such shares, a QEF election along with a purging election, or a mark-to market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

● any gain recognized by the U.S. Holder on the sale or other disposition of its shares or redeemable warrants; and

● any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the shares or warrants during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the shares or warrants).

Under these rules,

● the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares or redeemable warrants;

● the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

● the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

● the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our shares by making a timely QEF election (or a QEF election along with a purging election, as described below). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its redeemable warrants. As a result, if a U.S. Holder sells or otherwise disposes of a redeemable warrant (other than upon exercise of the redeemable warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the redeemable warrants. If a U.S. Holder that exercises such redeemable warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the redeemable warrants), unless the U.S. Holder makes a purging election with respect to such shares. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares acquired upon the exercise of the redeemable warrants by the gain recognized and will also have a new holding period in such ordinary shares for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our shares and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale or other taxable disposition of our shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, the initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held shares or redeemable warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years, unless such U.S. Holder made a purging election as described below. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold our shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our ordinary shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares by the amount of the gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

If a U.S. Holder did not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period such U.S. Holder held our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to such U.S. Holder even if we cease to be a PFIC in a future year, unless such U.S. Holder makes a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, such U.S. Holder will have a new tax basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and tax holding period (which new holding period will begin the day after such last day) in such ordinary shares.

As an alternative to the QEF election, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its shares at the end of its taxable year over the adjusted tax basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to our redeemable warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq Global Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ordinary shares are listed and traded on the Nasdaq Global Market, we cannot guarantee that our shares will continue to be listed and traded on the Nasdaq Global Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC, and we do not plan to make annual determinations or otherwise notify U.S. Holders of the PFIC status of any such lower-tier PFIC. There also is no assurance that we will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our shares and redeemable warrants should consult their own tax advisors concerning the application of the PFIC rules to our shares and redeemable warrants under their particular circumstances.

Non-U.S. Holders

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to our securities generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our securities unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of redeemable warrants, or the lapse of redeemable warrants held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of redeemable warrants by a U.S. Holder, as described under “U.S. Holders — Exercise or Lapse of Redeemable Warrants” above.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our securities within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its securities and adjustments to that tax basis and whether any gain or loss with respect to such securities is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our securities.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% generally will apply to dividends paid on our securities to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of shares or warrants by a U.S. Holder (other than an exempt recipient), in each case who

●	fails to provide an accurate taxpayer identification number;
●	is notified by the IRS that backup withholding is required; or
●	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

The consolidated financial statements of SVH as of March 31, 2024 and March 31, 2023, and for each of the two years in the period ended March 31, 2024, included in this Form 20-F, have been audited by Manohar Chowdhry & Associates, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

The reporting currency is the U.S. dollar, but the Group has a subsidiary in India primarily involved in the manufacturing, sales and distribution, administration and accounting functions of the Group. Its operating expenses are denominated in INR and also U.S. dollar. There is exposure to the fluctuations in the exchange rate between the U.S. dollar and the INR but its impact on our results is considered minimal.

Translation Exposure

We are also exposed to foreign exchange rate fluctuations as we translate the financial statements of our subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the translation adjustments resulting from the conversion of the financial statements of our subsidiaries into U.S. dollars would result in a gain or loss recorded as a component of accumulated other comprehensive income (loss).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon this evaluation, our management has concluded that, as of March 31, 2024, our existing disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of our management, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2024. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2024 based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes to our internal controls over financial reporting for the year ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting,

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Our board of directors has determined that Mohsen Moazami qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F. Each member of the Audit Committee is an independent director within the meaning of the NASDAQ listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. A copy of our code of business conduct and ethics is available on our website at https://svmh.ai/governance-documents

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of fees paid or to be paid to Manohar Chowdhry & Associates for services rendered.

Audit Fees. Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements, quarterly reviews and services that are normally provided by Manohar Chowdhry & Associates in connection with regulatory filings. The aggregate fees billed by Manohar Chowdhry & Associates for professional services rendered for the audit of our annual financial statements, and other required filings with the SEC for the period through March 31, 2024, totaled $29,638 . The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees. Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. We did not pay Manohar Chowdhry & Associates for consultations concerning financial accounting and reporting standards for the years ended March 31, 2023 and March 31, 2024.

Tax Fees. We did not pay Manohar Chowdhry & Associates for tax planning and tax advice for the years ended March 31, 2023 and March 31, 2024.

All Other Fees. We did not pay Manohar Chowdhry & Associates for other services for the years ended March 31, 2023 and March 31, 2024.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a company incorporated in the Cayman Islands and are listed on NASDAQ. NASDAQ market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards applicable to domestic U.S. companies.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

Item 16K.	CYBERSECURITY

We recognize the critical importance of maintaining the trust and confidence of all of our stakeholders. Our business depends on the efficient and uninterrupted operation of our information technology systems and those of our third-party vendors. Our Board is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our risk management and compliance program.

Our cybersecurity policies, standards, processes and practices are fully integrated into the Company’s enterprise-wide risk management and compliance program and overseen by the Audit Committee and our CFO. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

As one of the critical elements of the Company’s overall risk management and compliance approach, the Company’s cybersecurity program is focused on the following key areas:

Governance: The Board’s oversight of cybersecurity risk management is led by the Audit Committee of the Board, which regularly interacts with our CFO, our Information technology partners and other members of management.

Collaborative Approach: We have implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

Technical Safeguards: We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, Security Information and Event Management systems, Extended Detection and Response with 24/7 Security Operations Center, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

Incident Response and Recovery Planning: We have established and maintain comprehensive incident response and recovery plans to address our response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

Third-Party Risk Management: We maintain a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

Education and Awareness: We provide regular training for personnel regarding cybersecurity threats as a means to equip our employees with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Report beginning on page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1	Memorandum of Association of SRIVARU Holding Limited (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

1.2	Articles of Association of SRIVARU Holding Limited (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

1.3	Amended and Restated Memorandum and Articles of Association of SRIVARU Holding Limited effective July 28, 2023 (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

2.1	Warrant Agreement, dated as of August 3, 2022, between Continental Stock Transfer & Trust Company and Mobiv Acquisition Corp (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the SEC on August 9, 2022).

2.2	Warrant Assignment and Assumption Agreement dated December 8, 2023, by and between SRIVARU Holding Limited, Mobiv Acquisition Corp, and Continental Stock Transfer & Trust Company.*

2.3	Specimen Share Certificate of SRIVARU Holding Limited (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

2.4	Specimen Warrant Certificate of SRIVARU Holding Limited (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.1	Agreement and Plan of Merger, dated as of March 13, 2023, by and among Mobiv Acquisition Corp, Pegasus Merger Sub. Inc. and SRIVARU Holding Limited (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.2	First Amendment dated August 4, 2023, to the Agreement and Plan of Merger, dated as of March 13, 2023, by and among Mobiv Acquisition Corp, Pegasus Merger Sub. Inc. and SRIVARU Holding Limited (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.3	Sponsor Support Agreement, dated as of March 13, 2023, by and between Mobiv Pte. Ltd. and SRIVARU Holding Limited (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.4	Transaction Support Agreement, dated as of March 13, 2023, by and among Mobiv Acquisition Corp and certain stockholders of SRIVARU Holding Limited (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.5	Registration Rights Agreement, dated as of March 13, 2023, by and among SRIVARU Holding Limited, Mobiv Pte. Ltd. and certain stockholders of SRIVARU Holding Limited (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.6	Lockup Agreement, dated as of March 13, 2023, by and among SRIVARU Holding Limited, Mobiv Pte. Ltd. and certain stockholders of SRIVARU Holding Limited (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.7	Exchange Agreement, dated December 8, 2023, by and among SRIVARU Holding Limited, SRIVARU Motors Private Limited, and certain shareholders of SRIVARU Motors Private Limited.*

4.8	Securities Escrow Agreement, dated April 9, 2024, by and between SRIVARU Holding Limited, VStock Transfer, LLC and Mohanraj Ramasamy, as representative of the Earnout Group.*

4.9	Indemnity Agreement, effective as of October 5, 2022, by and between SRIVARU Holding Limited and Mohanraj Ramasamy (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.10	Indemnity Agreement, effective as of October 5, 2022, by and between SRIVARU Holding Limited and Sharmila Mohanraj (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.11	Form of Employment Agreement between SRIVARU Holding Limited and executive officers of SRIVARU Holding Limited (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.12	Form of SRIVARU Holding Limited Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.13	Purchase Agreement dated July 1, 2024, by and between SRIVARU Holding Limited and Ionic Ventures, LLC (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on July 8, 2024),

4.14	Registration Rights Agreement dated July 1, 2024, by and between SRIVARU Holding Limited and Ionic Ventures, LLC (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on July 8, 2024).

4.15	Placement Agency Agreement dated June 30, 2024, by and between SRIVARU Holding Limited and Maxim Group LLC (incorporated by reference to Exhibit 10.3 to the Form 6-K filed on July 8, 2024).

8.1	List of Subsidiaries.*

12.1	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of Manohar Chowdhry & Associates *

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SRIVARU Holding Limited

July 18, 2024	By:	/s/ Mohanraj Ramasamy
	Name:	Mohanraj Ramasamy
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Srivaru Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated balance sheets of Srivaru Holding Limited and its subsidiary (the “Company”) as of March 31, 2024 and March 31, 2023, the related Consolidated statements of operations and comprehensive Income, stockholders’ equity and Consolidated cash flows, for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “ Consolidated financial statements”). In our opinion, the Consolidated financial statements present fairly, in all material respects, the Consolidated financial position of the Company as at March 31, 2024 and 2023, and the Consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters

/s/ Manohar Chowdhry & Associates

Chartered Accountants

We are serving as the Company’s auditors Since 2022.

Chennai, India

July 17, 2024

Srivaru Holding Limited

CONSOLIDATED BALANCE SHEET

(all amounts are in $, except share data)

	March 31, 2024 ($)	March 31, 2023 ($)
ASSETS
Current assets:
Cash and cash equivalents	175,041	21,378
Marketable securities	13,944	14,415
Accounts receivable, net	-	-
Inventory	119,743	331,548
Deposits and advances	918,724	288,842
Total current assets	1,227,452	656,183

Property, plant and equipment, net	135,823	55,196
Non-Marketable securities	-	-
Deferred tax assets	-	-
Operating lease asset	222,884	-
Total long-term assets	358,707	55,196
Total assets	1,586,159	711,379
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	952,340	3,976
Accrued liabilities and others	165,055	55,571
Borrowings	77,962	1,158,390
Total current liabilities	1,195,357	1,217,937

Long-term loans	-	-
Other liabilities	498,426	-

Total non-current liabilities	498,426	-
Total liabilities	1,693,783	1,217,937

Commitments and Contingencies – See Note 11

Stockholders’ equity:

Common stock, $ 0.01 par value: 100,000,000 shares authorized as of March 31, 2024 (March 31, 2023; 20,000,000 shares); 37,326,731 (March 31, 2023; 19,147,698) shares issued or outstanding as of March 31, 2024.	415,281	191,477
Class A common stock, $0.000001 par value; 10,00,00,000 shares authorized	4	-
Share Premium	6,194,937	149,614
Profit on Consolidation	87,756	87,756
Non Controlling Interest	(69,338)	(14,979)
Other Comprehensive income	54,295	51,057
Other Equity	5,456,500	-
Accumulated deficit	(12,247,059)	(971,483)
Total stockholders’ equity	(107,624)	(506,558)
Total liabilities and stockholders’ equity	1,586,159	711,379

The accompanying notes should be read in connection with these consolidated financial statements.

Srivaru Holding Limited

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(all amounts are in $, except share data)

	Year ended March 31, 2024	Year ended March 31, 2023
	($)	($)
Revenue	42,538	112,409
Cost of goods Sold	(35,316)	(132,780)
Inventory write-down	(262,686)	(113,724)
Total Cost of Revenue	(298,002)	(246,504)
Gross Profit	(255,464)	(134,095)
General and administrative expenses	(10,924,808)	(405,078)
Selling and Distribution expenses	(181,195)	(2,814)
Depreciation and Amortisation	(38,343)	(24,545)
Operating loss	(11,399,810)	(566,532)
Other income, net	1,330	11,771
Finance Expenses	(57,652)	(55,946)
Loss before income taxes	(11,456,132)	(610,707)
Income tax expense/benefit	(26,162)	(64,241)
Net loss attributable to common stockholders	(11,482,294)	(674,948)
Loss attributable to Common Stock holders of Parent Company	(11,427,935)	(654,273)
Loss attributable to to non-controlling interests	(54,539)	(20,675)

Loss per share attributable to common stockholders:
Basic & diluted	(4.23)	(0.04
Weighted-average number of shares used in computing loss per share amounts:	20,763,518	19,145,415
Net loss attributable to common stockholders	(11,482,294)	(674,948)
Foreign currency translation adjustments	5,286	46,286
Remeasurements of the net defined benefit liability / asset, net	(2,048)	-
Comprehensive income	(11,479,056)	(628,662)
Loss attributable to Common Stock holders of Parent Company	(11,424,697)	(607,987)
Loss attributable to to non-controlling interests	(54,539)	(20,675)

The accompanying notes should be read in connection with these Consolidated financial statements.

Srivaru Holding Limited

STATEMENT OF STOCKHOLDERS’ EQUITY

(all amounts are in $, except share data)

	Number of Common Shares	Common Stock	Share Premium	Accumulated Deficit	Capital Reserve	Non- Controlling Interest	Other Comprehensive Income	Other Equity	Total Stockholders’ Equity
Balances as of April 01 , 2022	19,140,849	191,408	124,682	(317,210)	87,756	5,696	4,771	-	97,103
Common stock issued during the year	6,849	69	24,932	-	-		-	-	25,001
Net loss	-	-	-	(654,273)	-	(20,675)	-	-	(674,948)
Adjustments Pertaining to Business Combination	-	-	-	-	-	-	-	-	-
Profit on Consolidation	-	-	-	-	-	-	-	-	-
Exchange gain on translation of Foreign Subsidiaries	-	-	-	-	-	-	46,286	-	46,286
Balances as of March 31, 2023	19,147,698	191,477	149,614	(971,483)	87,756	(14,979)	51,057	-	(506,558)

	Number of Common Shares	Common Stock	Share Premium	Accumulated Deficit	Capital Reserve	Non- Controlling Interest	Other Comprehensive Income	Other Equity	Total Stockholders’ Equity
Balances as of April 01 , 2023	19,147,698	191,477	149,614	(971,483)	87,756	(14,979)	51,057	-	(506,558)
Share Subdivision during the year	(4,201,413)	-	-	-	-	-	-	-	-
Common stock issued during the year	2,23,80,446	223,804	6,045,323	-	-		-	-	6,269,127
Class A common stock, $0.000001 par value	-	4	-	-	-	-	-	-	4
Net loss	-	-	-	(11,427,935)	-	(54,359)	-		(11,482,294)
Adjustments Pertaining to Business Combination	-	-	-	152,359	-	-	-	-	152,359
Earnout Shares	-	-	-	-	-	-	-	5,456,500	5,456,500
Exchange gain on translation of Foreign Subsidiaries	-	-	-	-	-	-	5,286	-	5,286
Remeasurements of the net defined benefit liability / asset, net	-	-	-	-	-	-	(2,048)	-	(2,048)
Balances as of March 31, 2024	37,326,731	415,285	6,194,937	(12,247,059)	87,756	(69,338)	54,295	5,456,500	(107,624)

The accompanying notes should be read in connection with these consolidated financial statements.

Srivaru Holding Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all amounts are in $, except share data)

	Year Ended March 31, 2024	Year Ended March 31, 2023
	($)	($)
Cash flows from operating activities:
Net loss	(11,456,132)	(610,707)
Adjustment to reconcile net loss to net cash:
Depreciation and amortization	38,343	24,545
Advances written-off	175,257	-
Earnout Expenses	6,656,500	-
Interest on lease liabilty	6,867	-
Changes in operating assets and liabilities:
Accounts receivables, net	-	-
Inventory	211,805	103,555
Deposits and advances	(805,139)	129,748
Claims and advances	-	-
Accounts payable	948,364	(3,800)
Accrued and other liabilities	378,187	(27,411)
Net cash used in operating activities	(3,845,948)	(384,070)
Income Tax paid/Received	(26,162)	-
Net cash used in Operating Activities	(3,872,110)	(384,070)

Cash flow from investing activities:
Net sale/(purchase) of property, plant, and equipment	(102,994)	(13,491)
Investment in/sale of marketable securities/Subsidiaries	471	465
Net cash provided by/ (used in) investing activities	(102,523)	(13,026)

Cash flows from financing activities:
Issuance of equity stock through offering (net of expenses)	5,221,490	25,001
Repayment of Lease Liabilities	(18,052)	-
Proceeds from/Repayment of borrowings	(1,080,428)	271,582
Net cash provided by financing activities	4,123,010	296,583

Effects of exchange rate changes on cash and cash equivalents	5,286	46,286
Net increase/(decrease) in cash and cash equivalents	153,663	(54,227)
Cash and cash equivalents at the beginning of the period	21,378	75,605
Cash and cash equivalents at the end of the period	175,041	21,378

Supplementary information:
Non-cash items:
Operating leases entered during the year	238,860	-

The accompanying notes should be read in connection with these Consolidated Financial Statements

Srivaru Holding Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Fiscal Year Ended March 31, 2024

Unless the context requires otherwise, all references in this report to “SVH,” “we,” “our” and “us” refer to Srivaru Holding Limited.

NOTE 1 – NATURE OF OPERATIONS AND MANAGEMENT’S PLANS

SVH is an investment Company incorporated outside India. The registered office of the Company is at the offices of Amicorp Cayman Fiduciary Limtied, 2nd Floor, Regatta office Park, West Bay Road, P.O. Box 10655, Grand Cayman KY1 – 1006, Cayman Islands or at such other place as the Directors may from time to time decide. The Company has invested in one subsidiary which is clean tech electric two-wheeler manufacturer and the goal is to produce the best riding automobiles for the personal commute. SVH believe that there are lots of untapped engineering talent in the country, they are starving for a greener opportunity. While SVH invent, manufacture, and sell the electric vehicles it will create lots of opportunities at all levels for the people who are truly passionate. SVM want these engineers to follow their hearts to create something useful for the larger community.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation

The accompanying consolidated financial statements have been prepared in conformity with GAAP and reflect our accounts and operations and those of our subsidiaries in which we have a controlling financial interest. In accordance with the provisions of ASC 810, Consolidation (“ASC 810”). The consolidated financial statements include the accounts of the Company and all its subsidiaries. Intercompany accounts and transactions have been eliminated. In the opinion of the Company’s management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. Transactions between the Company and its subsidiaries are eliminated in the consolidated financial statements.

b) Basis of Preparation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Business Combination/ Transaction:

On December 8, 2023 (the “Closing Date” and such closing, the “Closing”), we consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of March 13, 2023 (the “Business Combination Agreement”), by and among us, Pegasus Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”) and MOBV. As of the Closing Date, pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into MOBV (the “Merger”), with MOBV surviving the Merger as a wholly owned subsidiary of the Company (the “Business Combination”).

SVH has given effect a 0.7806 share sub-division of all the shares of SVH, par value US $0.01 (“SVH Shares”) (both issued and unissued) in accordance with section 13(1)(d) of the Companies Act (as amended) of the Cayman Islands and the applicable provisions of the Governing Documents (as defined in the Merger Agreement) of SVH (the “Stock Split”), such that the number of outstanding SVH Shares immediately prior to the Effective Time (excluding the Escrowed Earnout Shares (as defined in the Merger Agreement) issued in conjunction with the Stock Split) is 14,946,286.

Exchange Consideration:

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

Accounting for the Transaction:

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

Exchange agreement

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

Earnout shares

Pursuant to the Merger Agreement, certain shareholders of SVH (the “Pre-Closing Company Shareholders”) and certain shareholders of SVM India (the “Other SVM India Stockholders” and together with the Pre-Closing Company Shareholders, the “Earnout Group”) are entitled to receive their Pro Rata Portion (as defined in the Merger Agreement) of up to 25,000,000 SVH Shares (the “Earnout Shares”).

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

At the Extraordinary General Meeting of Shareholders (the “Meeting”) of the Company convened at June 27, 2024, shareholders approved the amendment to the agreement to permit the Issuance of Earnout Shares (as defined below) without the occurrence of Milestone Events (as defined in the Merger Agreement) (the “Amendment of the Earnout Agreement”). Pursuant to the amendment, the Escrow Shares (as defined in that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 13, 2023, by and among the Company, Mobiv Acquisition Corp, and Pegasus Merger Sub Inc.) shall be released to the Earnout Group (as defined in the Merger Agreement) immediately, but subject to vesting in three equal tranches each year over a three-year period (each year a “Vesting Period”) with 1st vesting amount effective from approval of this EGM, regardless of the lack of occurrence of Milestone Events. The Earnout Group shall receive the Escrow Shares multiplied by the weighted average exchange ratio of 15.59 per Escrow Share to reflect the Company’s additional share issuances at the Closing of the Business Combination (as defined in the Merger Agreement) and, if the Reverse Share Split and Share Consolidation are implemented, subsequently divided by the consequent number in the final RS Ratio (for example, 15 for an RS Ratio of 1:15) as determined by the Board of Directors to reflect the effect of the Reverse Share Split and Share Consolidation on the number of ordinary shares on issue. Therefore, the Earnout Group shall receive a total of as low as 25,983,334 if the Reverse Share Split and Share Consolidation are implemented (at an RS Ratio of 1:15) and 389,750,000 Earnout Shares if the Reverse Share Split and Share Consolidation are not implemented (the “Earnout Shares”) (the “Issuance of Earnout Shares”).

c) Going Concern

The Company assesses and determines its ability to continue as a going concern in accordance with the provisions of ASC Subtopic 205-40, “Presentation of Financial Statements—Going Concern”, which requires the Company to evaluate whether there are conditions or events that raise substantial doubt about its ability to continue as a going concern.

The Company is currently in a process of obtaining the Prana 2.0 License and setting up of expanding the manufacturing facility in India and, thus, has not yet achieved profitability. The Company expects to continue to incur significant operating and net losses and negative cash flows from operations in the near future.

For the years ended March 31, 2024, and March 31, 2023, the Company incurred net losses of $11.5 million and $0.7 million, respectively. As of March 31, 2024, the Company’s cash and cash equivalents totalled $0.2 million. As of July 1, 2024, the Company had enter into an additional financing such as Committed Equity Financing Facility (the “CEFF”) with investors to purchase up to $25,000,000 of the Company’s ordinary shares par value $0.01 per share over a three-year period (the “CEFF Financing”). Pursuant to this arrangement, the Company On July 2, 2024, has received USD 1 million. The equity and the credit facility serve to minimize ongoing liquidity requirements and ensure the Company’s ability to sustain its operations. Furthermore, the Company intends to raise additional funds through private placement subject to market conditions. Please refer to Note 16, “Subsequent Event,” for further information.

The Company estimates that its current cash and cash equivalents balance with working capital and equity investment is sufficient to support operations beyond the twelve months following the date these consolidated financial statements and footnotes were issued. These estimates are based on assumptions that may prove to be wrong, and the Company could use its available capital resources sooner than it currently expects.

d) Use of estimates

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

e) Revenue recognition

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

f) Cost of Revenue

Our cost of revenue includes costs associated with labor expense, components, manufacturing overhead, and outbound freight for our products division.

(g) Earnings/(Loss) per Share

Basic net loss per share attributable to common stockholders is computed by dividing the net loss by the number of weighted-average outstanding common shares. Diluted net loss per share attributable to common stockholders is determined by giving effect to all potential common equivalents during the reporting period, unless including them yields an antidilutive result.

The weighted average number of shares outstanding for the years ended March 31, 2024 and 2023, used for the computation of basic earnings per share (“EPS”) is 20,763,518 and 19,145,415 respectively.

h) Income taxes

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

In evaluating a tax position for recognition, management evaluates whether it is more-likely-than-not that a position will be sustained upon examination, including resolution of related appeals or litigation processes, based on technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the tax position is measured and recognized in the Company’s financial statements as the largest amount of tax benefit that, in management’s judgment, is greater than 50% likely of being realized upon settlement. As of March 31, 2024, there was no significant liability for income tax associated with unrecognized tax benefits.

i) Accounts receivable

We make estimates of the collectability of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer creditworthiness, and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required. We had $Nil accounts receivable, net of provision for doubtful debt of $Nil as of March 31, 2024 (March 31, 2023; $Nil).

j) Cash and cash equivalents

For financial statement purposes, the Company considers all highly liquid debt instruments with maturity of three months or less, to be cash equivalents. The Company maintains its cash in bank accounts in India. The cash and cash equivalents in the Company on March 31, 2024 was approximately $ 175 thousand (March 31, 2023; $ 21 thousand).

k) Short-term and long-term investments

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

As of March 31, 2024, investment in marketable securities is valued at fair value and investment in non-marketable securities with ownership less than 20% is valued at cost as per ASC Topic 321, “Investments-Equity Securities.”

l) Property, plant, and equipment (PP&E)

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

m) Fair value of financial instruments

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

n) Concentration of credit risk and significant customers

Financial instruments, which potentially expose the Company to concentrations of credit risk, are primarily comprised of cash and cash equivalents, investments, accounts receivable and unbilled accounts receivable, if any. The Company places its cash, investments in highly rated financial institutions. The Company adheres to a formal investment policy with the primary objective of preservation of principal, which contains credit rating minimums and diversification requirements. Management believes its credit policies reflect normal industry terms and business risk. The Company does not anticipate non-performance by the counterparties and, accordingly, does not require collateral. During Fiscal 2024, sales were spread across customers in India and the credit concentration risk is low.

o) Commitments and contingencies

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

p) Impairment of long – lived assets

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

q) Inventory

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

r) Foreign currency translation

the Company operates in India, Cayman Islands and a substantial portion of the Company’s financials are denominated in the Indian Rupee (“INR”). As a result, changes in the relative values of the U.S. Dollar (“USD”), or the INR affect financial statements.

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

	Year End Average Rate		Year End Rate
Period	(P&L rate)		(Balance sheet rate)
Year ended March 31, 2024	INR	82.7954 Per USD	INR	83.3739 Per USD

Year ended March 31, 2023	INR	79.0120 Per USD	INR	82.2169 Per USD

s) Leases

Lessee Accounting

The Company adopted ASU 2016-02 during the Fiscal year 2024. The standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. In connection with the adoption, the Company will elect to utilize the modified retrospective presentation whereby the Company will continue to present prior period financial statements and disclosures under ASC Topic 840. In addition, the Company will elect the transition package of three practical expedients permitted within the standard, which eliminates the requirements to reassess prior conclusions about lease identification, lease classification and initial direct costs. Further, the Company will adopt a short-term lease exception policy, permitting us to not apply the recognition requirements of this standard to short-term leases (i.e., leases with terms of 12 months or less), and an accounting policy to account for lease and non-lease components as a single component for certain classes of assets.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of March 31, 2024 (March 31, 2023: $ Nil).

The Company categorizes leases at their inception as either operating or finance leases. On certain lease agreements, the Company may receive rent holidays and other incentives. The Company recognizes lease costs on a straight-line basis without regard to deferred payment terms, such as rent holidays, that defer the commencement date of required payments. Please refer to Note 8, “Leases,” for further information.

t) Recently issued and adopted accounting pronouncements

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

NOTE 3 – INVENTORY

	As of March 31, 2024 ($)	As of March 31, 2023 ($)
Raw Materials*	89,878	251,273
Work in Progress	-	-
Finished Goods	29,865	80,275
Total	119,743	331,548

*	During Fiscal 2024, the Company written-off $263 thousand (Fiscal Year 2023: $114 thousand) of inventory on account of compliance with the revised Automotive Industry Standards (AIS)-156 and AIS-038 regulations issued by the Govt of India w.r.t EV batteries and also expiration of Prana 1.0 license. These charges were recorded in Cost of Revenue in the consolidated statements of operations.

NOTE 4 – DEPOSITS AND ADVANCES

	As of March 31, 2024 ($)	As of March 31, 2023 ($)
Prepaid expense and other current assets	535,021	52,258
Advance to Suppliers	383,703	236,584
Advance to employees	-	-

Total	918,724	288,842

Prepaid and other current assets include approximately $ 306 thousand (March 31, 2023: $ 2 thousand) prepaid insurance for Fiscal Year 2024. The Advances to suppliers primarily relate to advances to suppliers of component suppliers in the Vehicle manufacturing segment and also towards supply of capital equipment.

NOTE 5 – PROPERTY, PLANT, AND EQUIPMENT

	As of March 31, 2024 ($)	As of March 31, 2023 ($)
Computer & Software & Accessories	56,964	38,037
Electrical Fittings	6,389	5,883
Furniture & Fittings	36,606	27,047
Office Equipment	10,804	6,890
Plant & Machinery	102,879	52,963
Vehicle	5,599	5,678
Lease Hold Improvements	19,458	-
Translation difference	793	-
Total Gross Value	239,492	136,498
Less: Accumulated depreciation	(103,669)	(81,302)
Total Property, plant and equipment, net	135,823	55,196

The depreciation expense in Fiscal 2024 and 2023, amounted to approximately $38 thousand and $25 thousand, respectively. The net decrease in total Property, Plant & Equipment is primarily due to depreciation and foreign exchange translations.

NOTE 6 – INVESTMENTS IN MARKETABLE SECURITIES

	As of March 31, 2024 ($)	As of March 31, 2023 ($)
Other Bank balances	13,944	14,415
Total	13,944	14,415

(i)	Other bank balances represent the fixed deposits maintained by the Company with the Banks in India which has maturity of more than 3 months as at the year end.

NOTE 7 – CLAIMS AND ADVANCES

	As of March 31, 2024 ($)	As of March 31, 2023 ($)
Refundable taxes (1)	-	86

Total	-	86

(1)	The balance represents Tax deducted by the Vendors/ Suppliers which will be refunded to the Company upon filing of income tax return for the respective year.

NOTE 8 – LEASES

The Company has short-term leases primarily consisting of spaces with the remaining lease term being less than or equal to 12 months. The total short- term lease expense and cash paid for Fiscal 2024 is approximately $ 43 thousand (March 31, 2023; $ 29 thousand). The Company also has two operating leases as of March 31, 2024.

In December 2023, the Company entered into a lease agreement with a lease term of 5 years starting from December 1, 2023. The annual lease expense is approximately $18 thousand with escalation of 3 % every year. The lease contract does not contain any material residual value guarantees or material restrictive covenants. The lease does not provide a readily determinable implicit rate. Therefore, the Company discounts lease payments based on an estimate of its incremental borrowing rate.

Operating lease assets and lease liabilities for our operating leases were recorded in the consolidated balance sheet as follows:

	Year Ended March 31, 2024 ($)	Year Ended March 31, 2023 ($)
Assets
Operating lease asset	222,884	-
Total lease assets	222,884	-

Liabilities
Current liabilities:
Accrued liabilities and others (current portion – operating lease liability)	36,361	-
Non-current liabilities:
Operating lease liability (non-current portion – operating lease liability)	191,314	-
Total lease liability	227,675	-

Supplemental cash flow and non-cash information related to leases is as follows:

	(in thousands) Year Ended March 31, 2024 ($)	(in thousands) Year Ended March 31, 2023 ($)
Cash paid for amounts included in the measurement of lease liabilities
–Financing cash flows from operating leases	18,052	-
Right-of-use assets obtained in exchange for operating lease obligations	-	-

As of March 31, 2024, the following table summarizes the maturity of our lease liabilities:

Mar-25	36,361
Mar-26	42,529
Mar-27	49,401
Mar-28	57,048
Mar-29	42,336
Total Lease liabilities	227,675

NOTE 9 – ACCRUED LIABILITIES AND OTHERS

	As of March 31, 2024 ($)	As of March 31, 2023 ($)
Compensation and other contributions	82,368	15,193
Other current liability	42,832	37,485
Advance from customers	3,494	2,893
Operating lease liability	36,361
Total	165,055	55,571

	As of March 31, 2024 ($)	As of March 31, 2023 ($)
Statutory reserve*	7,112	-
Other current liability	300,000	-
Operating lease liability – non-current	191,314	-

Total	498,426	-

Compensation and other contribution related liabilities consist of accrued salaries to employees. Other current liability also includes $ 14 thousand of dealer deposits received from various dealers as of March 31, 2024 (March 31, 2023: $ 28 thousand).

*	The statutory reserve is a gratuity reserve for employees in our subsidiaries in India.

NOTE 10 – LOANS AND OTHER LIABILITIES

Short-term loans:

As of March 31, 2024, the Company has the following loans:

a)	Working capital loan and overdraft loan facility of USD 1.22 million with Hongkong and Shanghai Banking Corporation Limited (as renewed from time to time, the “HSBC Facility”). The current balance as of march 31, 2024, under the HSBC Facility is approximately USD 20 thousand (Debit). These loans are repayable on demand. The HSBC Facility carries interest rates set using the MCLR/3M T-Bill standards or any other external benchmark determined by the bank annually. Interest is calculated daily on the outstanding balances. The HSBC Facility is secured by SVM’s current assets.

b)	Loan from the related Party is taken from the Managing Director of the Company. These loans are unsecured and are repayable on demand.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. There are no such matters that are deemed material to the financial statements as of March 31, 2024 (March 31, 2023: Nil).

Earnout shares

Pursuant to the Merger Agreement, certain shareholders of SVH (the “Pre-Closing Company Shareholders”) and certain shareholders of SVM India (the “Other SVM India Stockholders” and together with the Pre-Closing Company Shareholders, the “Earnout Group”) are entitled to receive their Pro Rata Portion (as defined in the Merger Agreement) of up to 25,000,000 SVH Shares (the “Earnout Shares”).

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

At the Extraordinary General Meeting of Shareholders (the “Meeting”) of the Company convened at June 27, 2024, shareholders approved the amendment to the agreement to permit the Issuance of Earnout Shares (as defined below) without the occurrence of Milestone Events (as defined in the Merger Agreement) (the “Amendment of the Earnout Agreement”). Pursuant to the amendment, the Escrow Shares (as defined in that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 13, 2023, by and among the Company, Mobiv Acquisition Corp, and Pegasus Merger Sub Inc.) shall be released to the Earnout Group (as defined in the Merger Agreement) immediately, but subject to vesting in three equal tranches each year over a three-year period (each year a “Vesting Period”) with 1st vesting amount effective from approval of this EGM, regardless of the lack of occurrence of Milestone Events. The Earnout Group shall receive the Escrow Shares multiplied by the weighted average exchange ratio of 15.59 per Escrow Share to reflect the Company’s additional share issuances at the Closing of the Business Combination (as defined in the Merger Agreement) and, if the Reverse Share Split and Share Consolidation are implemented, subsequently divided by the consequent number in the final RS Ratio (for example, 15 for an RS Ratio of 1:15) as determined by the Board of Directors to reflect the effect of the Reverse Share Split and Share Consolidation on the number of ordinary shares on issue. Therefore, the Earnout Group shall receive a total of as low as 25,983,334 if the Reverse Share Split and Share Consolidation are implemented (at an RS Ratio of 1:15) and 389,750,000 Earnout Shares if the Reverse Share Split and Share Consolidation are not implemented (the “Earnout Shares”) (the “Issuance of Earnout Shares”).

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

NOTE 12 – FAIR VALUE OF FINANCIAL INSTRUMENTS

As of March 31, 2024, the Company’s marketable securities consist of liquid funds, which have been classified as Level 1 of the fair value hierarchy because they have been valued using quoted prices in active markets. The Company’s cash and cash equivalents have also been classified as Level 1 on the same principle. Financial instruments are classified as current if they are expected to be liquidated within the next twelve months. The Company’s remaining investments have been classified as Level 3 instruments as there is little or no market data. Level 3 investments are valued using cost-method.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of March 31, 2024, and March 31, 2023, and indicates the fair value hierarchy of the valuation techniques the Company used to determine such fair value:

	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
March 31, 2024

Cash and cash equivalents:	175,041	-	-	175,041
Total cash and cash equivalents	175,041	-	-	175,041

Investments:
Marketable securities	13,944	-	-	13,944
Total Investment	13,944	-	-	13,944

	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
March 31, 2023

Cash and cash equivalents:	21,378	-	-	21,378
Total cash and cash equivalents	21,378	-	-	21,378

Investments:
Marketable securities	14,415	-	-	14,415
Total Investment	14,415	-	-	14,415

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

The significant components of deferred income tax expense/(benefit) from operations for each of the years ended March 31 are approximated as following:

Deferred income taxes	2024 ($)	2023 ($)

Net operating loss carry-forwards	-	64,241

Net deferred tax asset	-	64,241

Valuation allowance	-	(64,241)
	-	-

A valuation allowance is recognized against deferred tax assets when, based on the consideration of all available positive and negative evidence using a more likely than not criteria, it is determined that all or a portion of these tax benefits may not be realized. This assessment requires consideration of all sources of taxable income available to realize the deferred tax asset including taxable income in prior carry-back years, future reversals of existing temporary differences, tax planning strategies and future taxable income exclusive of reversing temporary differences and carryforwards. The Company incurred losses on a cumulative basis for the two-year period ended March 31, 2024, which is considered to be significant negative evidence. The positive evidence considered in support was insufficient to overcome this negative evidence. As a result, the Company established a full valuation allowance for its net deferred tax asset in the amount of $ Nil as of March 31, 2024 (March 31, 2023: $64 thousand).

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

et sales disaggregated by significant products and services for years ended is as follows:

	Year ended March 31, 2024	Year ended March 31, 2023
Vehicle Manufacturing
Vehicle Sales (1)	28,986	100,022
Others	13,552	12,387

Total	42,538	112,409

(1)	Revenue from Sales of Vehicle represents sale of Electric Bikes to Authorized dealers in and around India.

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

NOTE 16 – SUBSEQUENT EVENTS

As of July 1, 2024, the Company had entered into an additional financing such as Committed Equity Financing Facility (the “CEFF”) with investors to purchase up to $25,000,000 of the Company’s ordinary shares par value $0.01 per share over a three-year period (the “CEFF Financing”). Pursuant to this arrangement, the Company On July 2, 2024, has received USD 1 million. The equity facility serves to minimize ongoing liquidity requirements and ensure the Company’s ability to sustain its operations. Furthermore, the Company intends to raise additional funds through private placement subject to market conditions

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

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

