Form 20-F/A
period 2024-03-31
SRIVARU Holding Ltd
filed 2024-07-23
CIK 1973368

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 37,326,731 ordinary shares and 10,548,300 warrants.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	☐	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

SRIVARU Holding Limited (the “Company”) is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended March 31, 2024 (the “Amendment No. 1”), which was originally filed with the Securities and Exchange Commission (the “SEC”) on July 19, 2024 (the “Original Filing”). The purpose of this Amendment No. 1 is solely to update the number of shares outstanding and include the Company’s Clawback Policy as an exhibit, which was inadvertently excluded from the Original Filing.

For the avoidance of doubt, there have been no changes to the Company’s financial statements set forth in the Original Filing. Consistent with the rules of the SEC, the certifications of the Company’s principal executive officer and principal financial officer as of the date of this Amendment No. 1 are attached as exhibits to this Amendment No. 1.

Except as described above, no other changes have been made to the Original Filing. This Amendment No. 1 speaks as of the filing date of the Original Filing. Other than as stated otherwise, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filing, or reflect any events that have occurred since the date thereof. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s filings with the SEC subsequent to the filing of the Original Filing.

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

Based on the foregoing assumptions, the following voting shares of SVH in issuance, including those shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days: 37,326,731 SVH Shares and 10,548,300 warrants that are now exercisable; in each case as of May 29, 2024.

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

Audit Fees. Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements, quarterly reviews and services that are normally provided by Manohar Chowdhry & Associates in connection with regulatory filings. The aggregate fees billed by Manohar Chowdhry & Associates for professional services rendered for the audit of our annual financial statements, and other required filings with the SEC for the period through March 31, 2024, totaled $29,638. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Report beginning on page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1	Memorandum of Association of SRIVARU Holding Limited (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

1.2	Articles of Association of SRIVARU Holding Limited (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

1.3	Amended and Restated Memorandum and Articles of Association of SRIVARU Holding Limited effective July 28, 2023 (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

2.1	Warrant Agreement, dated as of August 3, 2022, between Continental Stock Transfer & Trust Company and Mobiv Acquisition Corp (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the SEC on August 9, 2022).

2.2	Warrant Assignment and Assumption Agreement dated December 8, 2023, by and between SRIVARU Holding Limited, Mobiv Acquisition Corp, and Continental Stock Transfer & Trust Company.***

2.3	Specimen Share Certificate of SRIVARU Holding Limited (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

2.4	Specimen Warrant Certificate of SRIVARU Holding Limited (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.1	Agreement and Plan of Merger, dated as of March 13, 2023, by and among Mobiv Acquisition Corp, Pegasus Merger Sub. Inc. and SRIVARU Holding Limited (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.2	First Amendment dated August 4, 2023, to the Agreement and Plan of Merger, dated as of March 13, 2023, by and among Mobiv Acquisition Corp, Pegasus Merger Sub. Inc. and SRIVARU Holding Limited (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.3	Sponsor Support Agreement, dated as of March 13, 2023, by and between Mobiv Pte. Ltd. and SRIVARU Holding Limited (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.4	Transaction Support Agreement, dated as of March 13, 2023, by and among Mobiv Acquisition Corp and certain stockholders of SRIVARU Holding Limited (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.5	Registration Rights Agreement, dated as of March 13, 2023, by and among SRIVARU Holding Limited, Mobiv Pte. Ltd. and certain stockholders of SRIVARU Holding Limited (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.6	Lockup Agreement, dated as of March 13, 2023, by and among SRIVARU Holding Limited, Mobiv Pte. Ltd. and certain stockholders of SRIVARU Holding Limited (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.7	Exchange Agreement, dated December 8, 2023, by and among SRIVARU Holding Limited, SRIVARU Motors Private Limited, and certain shareholders of SRIVARU Motors Private Limited.***

4.8	Securities Escrow Agreement, dated April 9, 2024, by and between SRIVARU Holding Limited, VStock Transfer, LLC and Mohanraj Ramasamy, as representative of the Earnout Group.***

4.9	Indemnity Agreement, effective as of October 5, 2022, by and between SRIVARU Holding Limited and Mohanraj Ramasamy (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.10	Indemnity Agreement, effective as of October 5, 2022, by and between SRIVARU Holding Limited and Sharmila Mohanraj (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.11	Form of Employment Agreement between SRIVARU Holding Limited and executive officers of SRIVARU Holding Limited (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.12	Form of SRIVARU Holding Limited Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.13	Purchase Agreement dated July 1, 2024, by and between SRIVARU Holding Limited and Ionic Ventures, LLC (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on July 8, 2024),

4.14	Registration Rights Agreement dated July 1, 2024, by and between SRIVARU Holding Limited and Ionic Ventures, LLC (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on July 8, 2024).

4.15	Placement Agency Agreement dated June 30, 2024, by and between SRIVARU Holding Limited and Maxim Group LLC (incorporated by reference to Exhibit 10.3 to the Form 6-K filed on July 8, 2024).

8.1	List of Subsidiaries.***

12.1	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of Manohar Chowdhry & Associates *

97.1	SRIVARU Holding Limited Policy for the Recovery of Erroneously Awarded Compensation.*

*	Filed herewith

**	Furnished herewith

***	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SRIVARU Holding Limited

July 22, 2024	By:	/s/ Mohanraj Ramasamy
	Name:	Mohanraj Ramasamy
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Srivaru Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated balance sheets of Srivaru Holding Limited and its subsidiary (the “Company”) as of March 31, 2024 and March 31, 2023, the related Consolidated statements of operations and comprehensive Income, stockholders’ equity and Consolidated cash flows, for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “Consolidated financial statements”). In our opinion, the Consolidated financial statements present fairly, in all material respects, the Consolidated financial position of the Company as at March 31, 2024 and 2023, and the Consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Srivaru Holding Limited

STATEMENT OF STOCKHOLDERS’ EQUITY

(all amounts are in $, except share data)

	Number of Common Shares	Common Stock	Share Premium	Accumulated Deficit	Capital Reserve	Non- Controlling Interest	Other Comprehensive Income	Other Equity	Total Stockholders’ Equity
Balances as of April 01 , 2022	19,140,849	191,408	124,682	(317,210)	87,756	5,696	4,771	-	97,103
Common stock issued during the year	6,849	69	24,932	-	-		-	-	25,001
Net loss	-	-	-	(654,273)	-	(20,675)	-	-	(674,948)
Adjustments Pertaining to Business Combination	-	-	-	-	-	-	-	-	-
Profit on Consolidation	-	-	-	-	-	-	-	-	-
Exchange gain on translation of Foreign Subsidiaries	-	-	-	-	-	-	46,286	-	46,286
Balances as of March 31, 2023	19,147,698	191,477	149,614	(971,483)	87,756	(14,979)	51,057	-	(506,558)

	Number of Common Shares	Common Stock	Share Premium	Accumulated Deficit	Capital Reserve	Non- Controlling Interest	Other Comprehensive Income	Other Equity	Total Stockholders’ Equity
Balances as of April 01 , 2023	19,147,698	191,477	149,614	(971,483)	87,756	(14,979)	51,057	-	(506,558)
Share Subdivision during the year	(4,201,413)	-	-	-	-	-	-	-	-
Common stock issued during the year	22,380,446	223,804	6,045,323	-	-		-	-	6,269,127
Class A common stock, $0.000001 par value	-	4	-	-	-	-	-	-	4
Net loss	-	-	-	(11,427,935)	-	(54,359)	-		(11,482,294)
Adjustments Pertaining to Business Combination	-	-	-	152,359	-	-	-	-	152,359
Earnout Shares	-	-	-	-	-	-	-	5,456,500	5,456,500
Exchange gain on translation of Foreign Subsidiaries	-	-	-	-	-	-	5,286	-	5,286
Remeasurements of the net defined benefit liability / asset, net	-	-	-	-	-	-	(2,048)	-	(2,048)
Balances as of March 31, 2024	37,326,731	415,285	6,194,937	(12,247,059)	87,756	(69,338)	54,295	5,456,500	(107,624)

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

