Form 20-F
period 2025-03-31
SRIVARU Holding Ltd
filed 2025-08-08
CIK 1973368

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

3rd Floor, Genesis House, Unit 18, Genesis Close, George Town,

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

(Address of Principal Executive Offices)

SRIVARU Holding Limited

3rd Floor, Genesis House, Unit 18, Genesis Close, George Town,

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

Telephone: +1 (888) 227-8066

Email: ir@srivarumotors.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares	SVUHF	*
Warrants	SVUWF	*

* SRIVARU Holding Limited securities are currently trading exclusively on the over-the-counter market and are quoted on the OTC Pink market under the symbols “SVUHF” and “SVUWF,” respectively.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 14,359,907 ordinary shares and 43,477,361 warrants.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

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

The Business Combination was consummated on December 8, 2023. The transaction was unanimously approved by MOBV’s Board of Directors and was approved at the special meeting of MOBV’s shareholders held on September 28, 2023 or the “MOBV Special Meeting”. As a result of the business combination, MOBV has become a wholly owned subsidiary of SVH. On December 11, 2023, SVH’s Ordinary Shares and Warrants commenced trading on The Nasdaq Stock Market LLC, or “Nasdaq” under the symbols “SVMH” and “SVMHW,” respectively. The Company’s ordinary shares began trading on a reverse share split adjusted basis on Nasdaq as of the open of trading on January 15, 2025, but failed to close with a bid price greater than $1.00. The Company formally appealed the Nasdaq’s determination on January 20, 2025, notwithstanding the appeal, the Company has been notified that trading in the Company’s ordinary shares will be suspended at the open of trading on January 22, 2025 and to delist the Company’s shares for failure to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5450(a)(1).

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

SVH has encountered and expects to continue to encounter risks and uncertainties frequently experienced by companies in rapidly changing markets, including risks relating to its ability to, among other things:

●	successfully scale commercial production and sales on the schedule and with the specifications SVH had planned;

●	hire, integrate and retain professional and technical talent, including key members of management;

●	continue to make significant investments in research, development, assembly, manufacturing, marketing, and sales;

●	successfully obtain, maintain, protect and enforce its intellectual property and defend against claims of intellectual property infringement, misappropriation or other violations;

●	build a well-recognized and respected brand;

●	establish and refine its commercial manufacturing capabilities and distribution infrastructure;

●	establish and maintain satisfactory arrangements with third-party suppliers;

●	establish and expand a customer base;

●	navigate an evolving and complex regulatory environment;

●	anticipate and adapt to changing market conditions, including consumer demand for certain vehicle types, models or trim levels, technological developments, and changes in competitive landscape; and

●	successfully design, build, manufacture, and market new models of electric vehicles to follow the Prana–Grand launch;

●	the impact of pandemics or other adverse public health developments on our business;

●	our estimates of expenses, ongoing losses, future revenue, capital requirements and needs for or ability to obtain additional financing; and

●	the ability to maintain the listing of our securities on the market place.

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

SVH has incurred consolidated net losses every year since its inception, including a net loss attributable to common shareholders of approximately $35,057 thousand and $11,482 thousand years ended March 31, 2025 and 2024, respectively. As of March 31, 2025 and March 31, 2024, SVH’s consolidated accumulated deficit was approximately $47,255 thousand and $12,247 thousand, respectively. SVH expects to continue to incur substantial losses and to increase expenses in the foreseeable future.

If SVH’s product development or commercialization is delayed, SVH’s costs and expenses may be significantly higher than it currently expects. Because SVH will incur the costs and expenses from these efforts before it receives any incremental revenues with respect thereto, SVH expects to incur losses in future periods. SVH’s ability to generate product revenues will depend on its ability to scale commercial production of the Prana 2.0 Grand and Elite Models, and start production of its products in volume, which has already commenced in the first half of 2024. If SVH is delayed or unable to achieve production in scale or if production is less efficient than expected, SVH’s financial results may be materially adversely affected.

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

As of March 31, 2025, SVH had sold more than 199 vehicles. Since the launch of the Prana–Grand, SVH has received reservations for approximately 12,000 units, however, SVH has not taken deposits to secure reservations and its customers may cancel their reservations at any time and for any reason, until they place orders for their vehicle. Any delays in the current production line of the Prana-Grand could result in customer cancellations. No assurance can be given that reservations will not be cancelled and will ultimately result in the final sale and delivery of vehicles. Accordingly, the number of current reservations should not be considered a reliable indicator of demand for SVH’s vehicles, or for future vehicle sales. The cancellation of the reservations could materially negatively impact SVH’s results of operation and financial conditions.

SVH’s forecasted operating and financial results rely in large part upon assumptions and analyses it has developed and SVH’s actual results of operations may be materially different from its projections.

The projections prepared by SVH in March 2025 that previously appeared in the proxy statement/prospectus regarding the Business Combination (the “Projections”) reflect SVH’s targets for future performance required to earn the Earn Out Shares under the Business Combination Agreement and incorporate certain financial and operational assumptions based on information available at the time the forecasts were made. None of the Projections were prepared with a view toward public disclosure other than to certain parties that were involved in the Business Combination. The Projections were prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of SVH.

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

The TWV industry is characterized by significant barriers to entry, including large capital requirements, costs of designing, manufacturing, and distributing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, safety and regulatory requirements, establishing a brand name and image, and the need to establish sales and service locations. Since SVH is focused on the design of E2W, it faces various challenges to entry that a traditional vehicle manufacturer would not encounter, including additional costs of developing and producing an electric powertrain that has comparable performance to an internal combustion engine, or ICE, lack of experience with servicing electric vehicles, regulations associated with the transport and storage of batteries, the need for charging infrastructure, and other challenges that may arise for a nascent product. While SVH has assembled and delivered more than 199 units of the Prana-Grand, it has now begun mass assembly or deployed a nation-wide sales and service network. If SVH is not able to overcome these barriers, its business, prospects, results of operations and financial condition will be negatively impacted, and its ability to grow its business will be harmed.

SVH will initially depend on revenue generated from a single product line, including models such as Prana Grand, Prana Elite, and additional variants introduced within the same product line. In the foreseeable future, the company will remain significantly dependent on this limited range of models within its core product line.

SVH will initially depend on revenue generated from a single product line of vehicles, primarily the Prana-Grand and Prana-Elite models, and in the foreseeable future, will remain significantly dependent on a single or limited number of models within this product line. Although SVH has additional vehicle models and variants on its product roadmap, it currently does not expect to introduce entirely new vehicle platforms for sale until at least 2024. SVH expects to rely on sales from its existing Prana models, among other sources of financing, for the capital required to develop and commercialize those subsequent models. If production of the Prana models is delayed or reduced, or if these models are not well-received by the market for any reason, SVH’s revenue and cash flow would be adversely affected, and it may need to seek additional financing earlier than it expects. Such financing may not be available on commercially reasonable terms, or at all.

SVH’s sales will depend in part on its ability to establish and maintain confidence in its long-term business prospects among consumers, analysts, dealers and others within its industry.

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

The ongoing global trade negotiations and the Russian military action in Ukraine could adversely affect SVH’s business, financial condition, and operating results.

Global markets continue to experience volatility and disruption as a result of both prolonged trade negotiations and the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine. On February 24, 2022, Russian military forces initiated an incursion into Ukraine, triggering sustained conflict and regional disruption that persists and may continue for an extended period. While the duration, outcome, and full impact of this conflict remain uncertain, it has already led to significant consequences such as: volatility in commodity prices and energy supplies, instability in financial markets, supply chain interruptions, political and social unrest, shifts in consumer and buyer behavior, and an increase in cyberattacks and espionage activities.

In parallel, evolving global trade policies and negotiations have prompted several countries to implement protective tariffs aimed at safeguarding their economic interests and domestic industries. These protectionist measures may increase the cost of materials, disrupt sourcing strategies, and affect the final pricing of SVH’s products, thereby impacting the company’s cost structure, competitive positioning, and overall financial performance.

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

SVH is in the early-stage production of the Prana-Grand vehicles and in the development stage of the Prana-Elite vehicles. Production of the Alive scooter is not expected to begin until Fiscal 2025 and may occur later or not at all. Any delay in the financing, design, manufacture and launch of SVH’s product lines could materially damage SVH’s business, prospects, financial condition and results of operations. Prior to mass production of its electric vehicles, SVH will also need the vehicles to be fully approved for sale in its intended markets. If SVH fails to scale up the production of Prana-Grand, its first product, its growth prospects could be adversely affected.

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

SVH is currently involved in legal proceedings, and adverse outcomes could materially impact its financial condition, results of operations, and future access to capital.

SVH is currently party to two legal proceedings—one relating to a warrant exercise dispute and another concerning contractual fees. If the outcomes of these proceedings are unfavorable, SVH could incur significant financial liabilities. Such outcomes could also adversely impact its access to future growth capital, limiting its ability to execute on strategic initiatives and expand operations.

SVH may, from time to time, become subject to additional litigation, regulatory inquiries, and governmental investigations, including those related to commercial disputes, employment matters, intellectual property, or compliance with regulatory requirements. As SVH expands its business operations across multiple jurisdictions, the likelihood of such proceedings may increase. These matters, whether with or without merit, could result in substantial costs and divert management’s attention from the company’s business operations.

Litigation and regulatory proceedings are inherently unpredictable, may be prolonged and costly, and could result in outcomes such as adverse judgments, settlements, penalties, or injunctive relief. Even if SVH prevails, legal defense costs could be significant. An unfavorable outcome could require the Company to pay monetary damages, modify or cease the sale or production of its vehicles in certain markets, or alter key elements of its business model, all of which could negatively affect SVH’s revenue, growth trajectory, and reputation.

Moreover, determining appropriate reserves for such matters requires considerable judgment and is subject to change as proceedings evolve. Public disclosure of these matters may also create reputational risk and cause volatility in the trading price of SVH’s securities, regardless of the merits or outcomes.

There can be no assurance that these proceedings will be resolved in SVH’s favor, or that the associated costs, liabilities, and business impacts will not be material to its financial condition, cash flows, or results of operations.

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

SVH anticipates that it will need to raise additional funds through equity or debt financings. SVH’s business is capital-intensive, and SVH expects that the costs and expenses associated with its planned operations will increase in the near term. SVH does not expect to achieve positive cash flow from operations before 2026, if at all. Further, redemptions by MOBV stockholders upon the closing of the Business Combination resulted in less capital being available to SVH than initially anticipated, and SVH may be required to raise additional capital earlier than it expects. SVH’s plan to scale-up the commercial production of its vehicles and grow its business is dependent upon the timely availability of funds and further investment in design, engineering, component procurement, testing, and the build-out of manufacturing capabilities. In addition, the fact that SVH has a limited operating history means that it has limited historical data on the demand for its vehicles. As a result, SVH’s future capital requirements are uncertain, and actual capital requirements may be greater than what it currently anticipates.

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

Disruptions in the supply chain, including shortages of raw materials or components necessary for manufacturing electric motorbikes, could lead to production delays or increased costs. Further, the electric vehicle segment has been provided with several incentives and reduced taxation policies. Regardless of the country’s ambitious targets, India’s EV space is at a nascent stage and the government’s policies are still evolving. In addition, there is significant ground to cover. The key challenges that SVH faces in India include (i) lack of or inadequate infrastructure for charging stations, (ii) lack of affordability by a vast population and increased cost of ownership due to the need to replace battery, and (iii) general lack of awareness of engineering technology, servicing protocols, spare part availability and replacement by industry resources which may hinder mass adoption and purchase of EVs. These factors pose a threat to SVH’s business operations and financial performance.

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

On January 17, 2025, SVH received a formal determination from Nasdaq to delist its ordinary shares for failing to comply with the minimum $1.00 bid price requirement under Nasdaq Marketplace Rule 5450(a)(1). Although the Company had implemented a reverse share split effective January 15, 2025, in an effort to regain compliance, the share price failed to maintain a closing bid above $1.00. SVH formally appealed the delisting decision on January 20, 2025; however, Nasdaq notified the Company that trading of its shares would be suspended at the open of trading on January 22, 2025, pending the outcome of the appeal.

Following the suspension and potential delisting from the Nasdaq Global Market, SVH’s ordinary shares may continue to be traded over-the-counter (OTC), such as on the OTC Bulletin Board or OTC Markets Group. While this allows ongoing trading access, OTC platforms typically offer reduced liquidity, lower trading volumes, and limited analyst or media coverage. These conditions may make it more challenging for investors to sell shares or determine fair market value. Furthermore, delisting could negatively affect investor confidence and significantly constrain SVH’s ability to raise capital, potentially disrupting its operational plans and long-term financial objectives.

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

SVH is considered a foreign private issuer as defined in Rule 3b-4 under the Exchange Act. SVH was incorporated in the Cayman Islands on June 16, 2021, solely to serve as the holding company for 94.29% & 99.93% of the outstanding equity of SVM and SVMF respectively. SVH is a holding company with no current operations of its own. SVH has been the consolidating entity for purposes of SVH’s financial statements since the consummation of the Business Combination on December 8, 2023. The history and development of SVH are described in the Form F-4 under the headings “Summary of the Proxy Statements/Prospectus,” “The Business Combination Proposal,” “Information Related to SVH” and “Description of SVH Securities,” which are incorporated herein by reference.

SVH’s registered address is 3rd Floor, Genesis House, Unit 18, Genesis Close, George Town, P.O. Box 10655, Grand Cayman KY1-1006, Cayman Islands, and its telephone number is +1 (888) 227-8066. SVH’s principal website address is https://svmh.ai/. We do not incorporate the information contained on, or accessible through, SVH’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

Following and as a result of the Business Combination, all of SVH’s business is conducted through its subsidiary, SVM & SVMF. A description of the business is included in the Form F-4 in the sections entitled “SVH’s Business,” and “SVH Management’s Discussion and Analysis of Financial Condition and Results of Operation,” which are incorporated herein by reference.

C.	Organizational Structure

Upon consummation of the Business Combination, MOBV became a wholly owned subsidiary of SVH. MOBV Ceased on 31 Oct 2024. The following diagram depicts the simplified organizational structure of SVH as of the date hereof. Percentages refer to voting power of the ordinary shares held by the respective shareholders or shareholder groups.

The significant subsidiaries of SVH are listed below.

Name	Country of Incorporation and Place of Business Address		Nature of Business	Proportion of Ordinary Shares Held by SVH
SRIVARU MOTORS PRIVATE LIMITED (SVM)	India	India	Personal Electric Transportation	94.00%

SVM FACTORY PRIVATE LIMITED (SVMF)	India	India	Manufacturers of EV Motorbikes	100%

D.	Property, Plants and Equipment

SVH’s property, plants and equipment is held through SVM & SVMF. Information regarding SVH’s property, plants and equipment is described in the Form F-4 under the headings “SVH’s Business—Facilities,” which information is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None / Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SVH’s mission is to revolutionize two-wheeled vehicles (“TWV”) by developing premium products powered by renewable energy, which are best-in-class for safety, performance, and comfort, thereby providing the best riding experience to our customers. SVH is the holding company for 94.29% & 100% of the outstanding ownership interests of SVM & SVMF respectively, our primary operating subsidiary.

SVM was founded in 2018 & SVMF founded in 2024 and is currently focusing on India, the largest market for TWV where the population growing; it is younger than the global median, urbanizing rapidly, and has growing personal incomes and consumption rates. India’s infrastructure has lagged its growth, leading to traffic congestion, bad road conditions, and environmental pollution, which have compelled the government to develop policies favorable to TWV, especially Electric Two-Wheeled (“E2W”) vehicles. Consequently, demand for E2W vehicles has grown, leading SVH to develop the next generation of E2W vehicles, named “Prana™”, which means “life energy”. Prana™ is designed to offer consumers a “Fast, Fun and Safe” vehicle that is safe and comfortable to ride, and contributes to improved health and a cleaner environment.

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

Components of Results of Operations

Revenue

SVM & SVMF generates revenue from the Manufacturing & Sale of E2W, related products and accessories, and value-added services. E2W are sold both directly to retail end users through SVM’s Customer Experience centers and online, as well as to a network of dealer partners. SVM expects revenue to increase in future periods as it expects shipments of current models to grow as well as from the introduction of new models that will expand its target market. SVMF is introducing dedicated Battery Plant and Frame Manufacturing Units to strengthen vertical integration and quality control. Our advanced Battery Plant produces custom lithium-ion solutions with automation, precision, and proprietary BMS for high-performance packs, while investing in solid-state and next-gen chemistries. The 5,000 sq ft Frame Welding Plant features four fully robotic welding stations ensuring consistent, durable frames for our EVs. Together, these facilities enhance productivity, scalability, and reliability across our electric vehicle lineup.

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

Depreciation and Amortization Expenses

Depreciation and amortization costs relate to the depreciation of manufacturing-related equipment and facilities and the amortization of definite-lived intangible assets. SVM/SVMF expects depreciation and amortization costs to increase in absolute terms as it invests in property, plant, and equipment and in developing its intellectual property estate.

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

Income Tax Provision

SVM/SVMF’s income taxes as presented are calculated on a separate tax return basis. The income tax provision (benefit) consists of an estimate for national, federal, state, local, and foreign income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in the tax law. SVM/SVMFs has generated operating losses in each of the years presented.

Results of Operations

SVH generates revenue from the manufacturing & sale of E2W, related products and accessories, and value-added services. E2W are sold both directly to retail end users through SVM’s Customer Experience centers and online, as well as to a network of dealer partners. SVH expects revenue to increase in future periods as it expects shipments of current models to grow as well as from the introduction of new models that will expand its target market.

Comparison of the for the year ended March 31, 2025, and 2024:

	March 31, 2025 ($)	March 31, 2024 ($)
Revenue	68,330	42,538

Revenue for the year ended March 31, 2025, increased by $25 thousand, or 60.63%, to $68 thousand from $43 thousand for the year ended March 31, 2024. The increase was primarily on account of commencement of commercial production and sale of the E2W after obtaining all the relevant regulatory approvals.

Cost of Revenue

Comparison of the for the year ended March 31, 2025, and 2024:

	March 31, 2025($)	March 31, 2024($)
Cost of goods Sold	(45,237)	(35,316)
Inventory write-down	-	(262,686)
Total Cost of Revenue	(45,237)	(298,002)

Cost of revenue for the year ended March 31, 2025, decreased by $253 thousand, or 84.82%, to $45 thousand from $298 thousand for the year ended March 31, 2024. The decrease was primarily due to i) inventory write down amounting to $263 thousand which occurred during year ended March 31, 2024 pursuant to the compliance with the revised Automotive Industry Standards (AIS)-156 and AIS-038 regulations issued by the Govt of India w.r.t EV batteries and also expiration of Prana 1.0 license.

General and Administrative Expenses

Comparison of the for the year ended March 31, 2025, and 2024:

	March 31, 2025($)	March 31, 2024($)
General and Administrative expenses	(35,207,198)	(10,924,808)

General and Administrative expenses for the year ended March 31, 2025, increased by $24,282 thousand, or 222.27%, to $35,207 thousand from $10,925 thousand for the year ended March 31, 2024. The increase was primarily due to increases related to Earnout expenses, increase in employee compensation and benefits and increases in other costs related primarily to technology and other administrative expenses.

Selling and Distribution expenses

Comparison of the for the year ended March 31, 2025, and 2024:

	March 31, 2025($)	March 31, 2024($)
Selling and Distribution expenses	(78,371)	(181,195)

Selling and Distribution expenses for the year ended March 31, 2025, decreased by $103 thousand, or 56.75%, to $78 thousand from $181 thousand for year ended March 31, 2024. The decrease was primarily on account of one-time write-off of supplier advances during the year ended March 31, 2024, due to uncertainty over receipt of shipments of raw materials or its recovery.

Depreciation and Amortization costs

Comparison of the for the year ended March 31, 2025, and 2024:

	March 31, 2025($)	March 31, 2024($)
Depreciation and Amortization costs	(1,34,101)	(38,343)

Depreciation and Amortization costs for the year ended March 31, 2025, increased by $96 thousand, or 249.74%, to $134 thousand from $38 thousand for the year ended March 31, 2024. The increase was primarily due to acquisition of Property, Pant and Equipment used in the manufacturing of E2W.

Other Income

Comparison of the for the year ended March 31, 2025, and 2024:

	March 31, 2025($)	March 31, 2024($)
Other Income	360,339	1,330

Other Income for the year ended March 31, 2025, increased by $359 thousand, or 26993.16%, to $360 thousand from $1 thousand for the year ended March 31, 2024. The increase was primarily due to written back of long outstanding accounts payables during the Fiscal year 2025.

Finance Expenses

Comparison of the for the year ended March 31, 2025, and 2024:

	March 31, 2025($)	March 31, 2024($)
Finance Expenses	(20,701)	(57,652)

Finance expenses for the year ended March 31, 2025, decreased by $37 thousand, or 64.09%, to $21 thousand from $58 thousand for the year ended March 31, 2024. The decrease was primarily due to closure of an overdraft loan facility during the fiscal year 2025.

Income Tax Provision

Comparison of the for the year ended March 31, 2025, and 2024:

	March 31, 2025($)	March 31, 2024($)
Income tax expense/benefit	-	(26,162)

Income tax expense for the year ended March 31, 2025, decreased by $26 thousand, or 100%, to Nil from $26 thousand for the year ended March 31, 2024. The change in income tax expense was due to losses incurred during the Fiscal 2025, resulting a Nil tax liability.

Comparison of the for the year ended March 31, 2025, and 2024:

	March 31, 2025($)	March 31, 2024($)
Revenue	68,330	42,538
Cost of goods Sold	(45,237)	(35,316)
Inventory write-down	-	(262,686)
Total Cost of Revenue	(45,237)	(298,002)
Gross Profit	23,093	(255,464)
General and administrative expenses	(35,207,198)	(10,924,808)
Selling and Distribution expenses	(78,371)	(181,195)
Depreciation and Amortization	(134,101)	(38,343)
Other income, net	360,339	1,330
Finance Expenses	(20,701)	(57,652)
Income tax expense/benefit	-	(26,162)

	March 31, 2025($)	March 31, 2024($)	Change ($ in 000’s)%
Revenue	68,330	42,538	25	60.63%
Cost of goods Sold	(45,237)	(35,316)	10	28.09%
Inventory write-down	-	(262,686)	(263)	-100.00%
Total Cost of Revenue	(45,237)	(298,002)	(253)	-84.82%
Gross Profit	23,093	(255,464)	279	109.04%
General and administrative expenses	(35,207,198)	(10,924,808)	24,282	222.27%
Selling and Distribution expenses	(78,371)	(181,195)	(103)	-56.75%
Depreciation and Amortization	(134,101)	(38,343)	96	249.74%
Other income, net	360,339	1,330	359	26,993.16%
Finance Expenses	(20,701)	(57,652)	(37)	-64.09%
Income tax expense/benefit	-	(26,162)	(26)	-100.00%

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

Liquidity and Capital Resources

As of March 31, 2025, our cash and cash equivalents amounted to $1,519 thousand.

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

Our purchase orders for inventory used in manufacturing generally do not become firm commitments until 30-45 days prior to expected delivery. We record a liability for excess firm commitments. Refer to Note 11 of the Notes to Annual Combined Financial Statements for further discussion of excess firm commitments. Our material contractual operating cash commitments on March 31, 2025, relate to leases. Our long-term lease obligations and future payments are discussed further in Note 8 of the Notes to Annual Combined Financial Statements. Our notes payable to related party, included interest and maturity terms, are discussed further in Note 10 of the Notes to Annual Combined Financial Statements.

Cash Flows

The following table summarizes our cash flow activities for the periods presented:

	Year Ended March 31,
	2025($)	2024($)
Net cash used in operating activities	(6,058,796)	(3,872,110)

Net cash (used in)/provided by investing activities	(328,002)	(102,523)

Net cash (used in)/provided by financing activities	7,767,882	4,123,010

Effects of exchange rate changes on cash and cash equivalents	(37,162)	5,286
Net increase/(decrease) in cash and cash equivalents	1,343,922	153,663
Cash and cash equivalents at the beginning of the period	175,041	21,378
Cash and cash equivalents at the end of the period	1,518,963	175,041

The overall increase in cash during the year ended March 31, 2025, was primarily due to the increase in cash flows from financing activities during the period from April 1, 2024 through March 31, 2025.

Net Cash Used by Operating Activities

We had negative cash flow from operating activities during the years ended March 31, 2025 and 2024. The negative cash flow from operating activities reflects the growth in electric motorcycle shipments and ongoing product development investments given the start-up nature of the electric motorcycle business.

Net cash used in operating activities increased by $2,187 thousand to $6,059 thousand for the year ended March 31, 2025 compared to $3,872 thousand for the year ended March 31, 2024. The increase in cash used in operating activities was primarily driven by changes in working capital. Working capital was impacted by changes in inventory, payment of accounts payables.

Net Cash Used by Investing Activities

Net cash used in investing activities increased by $225 thousand to $328 thousand for the year ended March 31, 2025, compared to $103 thousand for the year ended March 31, 2024. The increase was primarily due investments in Property plant and Equipment during the year ended March 31, 2025.

We expect to fund future cash flows used in investing activities with cash flow generated by operations and other financings.

Net Cash Provided by Financing Activities

Net cash provided by financing activities increased by $3,645 thousand to $7,768 thousand for the year ended March 31, 2025, compared to $4,123 thousand for the year ended March 31, 2024. The increase in cash provided by financing activities was driven by an additional paid-in capital.

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

In the ordinary course of our business, there are transactions and calculations where the ultimate tax determination is uncertain. Accruals for unrecognized tax benefits are provided for in accordance with the requirements of Topic 740. An unrecognized tax benefit represents the difference between the recognition of benefits related to items for income tax reporting purposes and financial reporting purposes. Any unrecognized tax benefit is not included within the combined balance sheets as any benefit would reside with SVM & SVMF. SVM & SVMF is regularly audited by tax authorities as a normal course of business. Although the outcome of tax audits is always uncertain, SVM & SVMF believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provision includes amounts sufficient to pay any assessments. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year and would be the obligation of SVM & SVMF. Refer to Note 13 of the Notes to Annual Combined Financial Statements for further discussion regarding our income taxes.

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

Goodwill and Intangible Assets—Goodwill represents the excess of acquisition cost over the fair value of the net assets purchased. Goodwill is tested for impairment, based on financial data related to the reporting unit to which it has been assigned, at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value, limited to the total goodwill allocated to the reporting unit. When evaluating goodwill for impairment, SVM & SVMF first performs a qualitative assessment to determine whether it is more likely than not that the reporting unit is impaired. If SVM & SVMF determines that it is not more likely than not that the fair value of the reporting unit exceeds its carrying amount, SVM & SVMF calculates the estimated fair value of the reporting unit using income and market approaches. Significant assumptions are incorporated into the income approach, such as estimated growth rates and a risk-adjusted discount rate. Fair value under the market approach utilizes the guideline public company methodology, which uses valuation indicators determined from other businesses that are similar to our reporting unit.

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

The intangible assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The events and circumstances SVM & SVMF monitors and considers include significant decreases in the market price for similar assets, significant adverse changes to the extent and manner in which the asset is used, an adverse change in legal factors or business climate, an accumulation of costs that exceed the estimated cost to acquire or develop a similar asset, and continuing losses that exceed forecasted costs. When the carrying value of an intangible asset is not recoverable based on the existence of one or more of the above indicators, recoverability is determined by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. An impairment charge would then be recognized equal to the amount by which the carrying amount exceeds the fair value of the asset.

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

New Accounting Standards Not Yet Adopted

Other than the recent accounting pronouncements disclosed in SVH’s Annual Combined Financial Statements, there have been no new accounting pronouncements or changes in accounting pronouncements during the period ended March 31, 2025, that are significant or potentially significant to SVH.

Quantitative and Qualitative Disclosures About Market Risk

As of March 31, 2025, our cash and cash equivalents amounted to US$1.52 million. We historically managed liquidity risk by effectively managing our working capital, capital expenditures and cash flows, and deploying resources to match production needs.

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

Directors and Executive Officers

The following table sets forth certain information relating to our executive officers and director as of the date of this annual report. Our Board is comprised of a sole director.

Name	Age	Title
Mohanraj Ramasamy	48	Chief Executive Officer, Product Architect and Director
Balaji Jagadish	56	Chief Financial Officer
Ramakrishnan V	57	Vice President – Operations, SVMF
Yuvaraj Sankar	29	Director of Engineering, SVM

Unless otherwise indicated, the business address of each director and executive officer of SVH is 3rd Floor, Genesis House, Unit 18, Genesis Close, George Town, P.O Box 10655, Grand Cayman KY1-1006, Cayman Islands. A description of the business experience and present position of each director and executive officer is provided below:

Executive Officers

Mohanraj Ramasamy: Mohanraj Ramasamy has served as the Managing Director of SVM since its inception in March 2018 and Chief Executive Officer and director of SVH since its inception in June 2021. Prior to starting SVM he served at Tesla from 2012 to 2015 in various capacities across the organization, from the Vehicle Engineering, Carnet, Information Services, Disaster Recovery establishment, Warp Application, Service Module development, and e-Commerce platform scale-up. Mr. Ramasamy enrolled in the executive MBA program at the University of San Francisco in 2015. After completing his MBA, Mr. Ramasamy started SVM. He also has an engineering degree in Computer Technology from Nachimuthu Polytechnic College. Mr. Ramasamy is qualified to serve as a director of SVH due to his experience as SVH’s Chief Executive Officer and Product Architect, as well as his extensive technical and operational expertise and experience in the automotive industry and the electric vehicle industry in particular.

Balaji Jagadish: Senior finance professional with 30+ years of experience of working in large global corporation. Strong background in strategic planning, forecasting, budgeting, financial analysis, MIS reporting, statutory compliance, governance and stakeholder management. Compliments with exceptional skills in relationship management, change leadership, and communication. Hands on experience in building/leading teams with the MNC’s and the manufacturing sectors. Proven track record of driving revenue & profits and resolving multi-faceted challenges by creating cost effective solutions and new strategies that meet business, financial and operational needs. Career growth from an Accountant to Chief Financial Officer / General Management, in complex and challenging environments handling varied responsibilities including M&A, Joint Ventures & Green Field Projects.

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

There are no family relationships between any of our executive officers and director.

B.	Compensation

Compensation of Directors and Executive Officers

No compensation was paid, nor benefits in kind granted, for the Company’s last full financial year through March 31, 2025, since the period covered in this Registration Statement is the second applicable period for such disclosure since the closing of the Business Combination and the Company has not yet paid any compensation nor granted benefits in kind other than their monthly fees & initial grants of equity to directors in conjunction with their appointments. As a foreign private issuer, the Company follows local Cayman Island disclosure requirements which do not require individual compensation disclosure for officers and directors.

Employment Agreements and Indemnification Agreements

SVH has entered into employment agreements with its Chief Executive Officer which became effective as of December 8, 2023, the closing date of the Business Combination.

Mohanraj Ramasamy Employment Agreement

Mr. Ramasamy’s employment agreement has an initial term extending through March 31, 2026, which will be renewed automatically on an annual basis thereafter unless either party gives 90 days’ notice of termination prior to the end of the term. Pursuant to the employment agreement, Mr. Ramasamy serves as the Chief Executive Officer of SVH. The employment agreement entitles Mr. Ramasamy to receive an annual base salary equal to $271,000, an annual target bonus equal to 25% of his base annual salary (currently $67,750) subject to the terms and conditions of the annual bonus plan adopted by the Board.

Under the employment agreement, if the Company terminates Mr. Ramasamy without “cause” or Mr. Ramasamy resigns for “good reason” (as each such term is defined in the employment agreement), subject to Mr. Ramasamy’s execution of a release of claims in favor of the Company, Mr. Ramasamy will be entitled to receive (i) 12 months’ base salary, (ii) his target annual bonus for the year of termination, and (iii) continued medical coverage paid by the Company for 18 months following such qualifying termination.

Director Indemnity Agreements

SVH has entered into an indemnification agreement with its current director, and plans on entering into indemnification agreements with each director that joins the Board. Under these agreements, SVH may agree to indemnify its directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of SVH.

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

Number and Terms of Office of Directors and Officers

SVH currently consists of one (1) director. Our Articles of Association provide that the number of directors shall be fixed by the directors from time to time, but shall not be less than one director. Our directors hold office until such time as they are removed from office by a majority vote of the shareholders.

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

Committees of the Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. There are currently no members of the Board serving on our Audit Committee and Compensation Committee, and our Board will act in place of such committees until such time that members are appointed to such committees. Our Board has determined that given its relatively small size, the function of the committees could be performed by our Board as a whole without unduly burdening the duties and responsibilities of our Board member. Each committee has historically operated under a charter that has been approved by our Board.

Director Nominations

The Company previously had a standing nominating committee; however, it is not currently in place following the resignation of its members. As a result, there is currently no nominating committee in place, and no nominating committee charter is active at this time.

At present, the Company does not have any independent directors serving on its Board. As a result, there is no standing nominating committee or independent body to oversee the nomination process. While the Company has historically considered director candidates recommended by stockholders during periods when it was actively seeking nominees for election at annual or special meetings, the current absence of independent directors may impact the nomination and evaluation process.

Stockholders who wish to nominate a director for election should continue to follow the procedures outlined in the Company’s bylaws. Although we have not established formal minimum qualifications or skill requirements for director nominees, the Board generally considers factors such as educational background, diversity of professional experience, knowledge of the Company’s business and industry, integrity, professional reputation, sound judgment, and the ability to act in the best interests of stockholders.

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

Auditors

Manohar Chowdhry & Associates acted as SVH’s independent auditor for each of the two years in the period ended March 31, 2025, and is expected to continue to act as SVH’s independent auditor.

D.	Employees

SVH is committed to cultivating a diverse company to enhance our culture and position the Company for success. As of March 31, 2025, SVH’s operating subsidiary SVM & SVMF had approximately 66 full time employees in India, mostly in engineering, assembly, production, sales, and service. They are advised and mentored by the board and senior leadership team who have deep domain knowledge and expertise across vehicle, semiconductor, and power storage industries. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

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

Based on the foregoing assumptions, the following voting shares of SVH in issuance, including those shares issuable upon the exercise of warrants that are currently exercisable or exercisable within 60 days: 14,359,907 SVH Ordinary Shares and 43,477361 warrants that are now exercisable; in each case as of March 31, 2025.

Unless otherwise indicated, SVH and MOBV believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

Unless otherwise indicated, the business address of each of the individuals from SVH is 3rd Floor, Genesis House, Unit 18, Genesis Close, George Town, P.O Box 10655, Grand Cayman KY1-1006, Cayman Islands. .

Name and Address of Beneficial Owner	Total common stock	% of Total Voting Power*

5% Beneficial Owners SVH
Mohanraj Ramasamy	867,097	6.04%
SVM Trust	5,894,157	41.05%
All 5% Beneficial owners SVH as a group	6,761,251	47.09%

Directors and Executive Officers of SVH
Mohanraj Ramasamy	867,097	6.04%
Balaji Jagadish	-	-

All Directors and Executive Officers of SVH as a Group	867,097	6.04%

B.	Related Party Transactions

None / Not applicable.

C.	Interests of Experts and Counsel

None / Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

From time to time, the Company is subject to various pending or threatened legal actions and proceedings, including those that arise in the ordinary course of its business, which may include breach of contract disputes and stockholder litigation. Such actions and proceedings are subject to many uncertainties and to outcomes that are not predictable with assurance and that may not be known for extended periods of time. The Company records a liability in its consolidated financial statements for costs related to claims, including future legal costs, settlements and judgments, when the Company has assessed that a loss is probable and an amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company records the most probable estimate of the loss or the minimum amount when no amount within the range is a better estimate than any other amount. The Company discloses a contingent liability even if the liability is not probable or the amount is not estimable, or both, if there is a reasonable possibility that a material loss may have been incurred. In the opinion of management, as of the date hereof, the amount of liability, if any, with respect to these matters, individually or in the aggregate, will not materially affect the Company’s consolidated results of operations, financial position or cash flows.

On 13 Feb 2025, Sabby Volatility Warrant Master Fund Ltd (“Sabby”) filed a lawsuit against the Company in the Supreme Court of the State of New York, alleging that the Company failed to deliver 989,576 number of shares for warrant exercises based on VVWAP reset. Sabby sued the Company and directors and past directors of the Company in connection with Srivaru’s denial of Sabby request to issue 989,576 Shares of Srivaru common stock. Sabby also seek liquidated damages of $120,000 per week until shares are delivered and recovery of attorney’s fees per the Warrant terms. Srivaru denies liability stating that Sabby is not entitled to 989,576 Shares because Sabby’s calculation of the amount of exercisable Shares did not comply with the terms of Warrant/Contract on which the Shares were demanded. Srivaru countersued for damages caused by Sabby wrongful demand to exercise 989,576 Shares, when Sabby did not have a right to that many Shares. A motion to dismiss Srivaru’s Counterclaims has been filed. Four directors or past directors have filed a motion to dismiss for lack of personal jurisdiction.

On 31 Jan, 2025, D. Boral Capital LLC (“Boral”) filed a lawsuit against the Company in the Supreme Court of the State of New York, alleging that the Company failed to pay $538,000 compensation on account of security offerings. Boral provided services to Mobiv who consummated the business combination with the Company. Boaral claims entitlement to compensation if there is an equity linked offering consummated by Mobiv or a successor to Mobiv. Mobiv did not commence an offering. Srivaru consummated an equity linked offering. Boral alleges Srivaru was a successor to Mobiv so the obligation to pay was triggered. Srivaru has pled that it is not a successor to Mobiv and thus there is no obligation to pay. Srivaru purchased assets of Mobiv but did not assume any Mobiv liabilities. Initial pleadings have been filed by the Company. Discovery is taking place. Srivaru and Mobiv still have to receive paper discovery from Boral and take deposition of Defendant.

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

SVH Ordinary Shares and Warrants are quoted on the OTC Pink market under the symbols “SVUHF” and “SVUWF,” respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

SVH Ordinary Shares and Warrants are quoted on the OTC Pink market under the symbols “SVUHF” and “SVUWF,” respectively.

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

Registered Office and Objects

SRIVARU Holding Limited, 3rd Floor, Genesis House, Unit 18, Genesis Close, George Town, P.O Box 10655, Grand Cayman KY1-1006, Cayman Islands ..

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

The consolidated financial statements of SVH as of March 31, 2025 and March 31, 2024, and for each of the two years in the period ended March 31, 2025, included in this Form 20-F, have been audited by Manohar Chowdhry & Associates, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

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

Based upon this evaluation, our management has concluded that, as of March 31, 2025, our existing disclosure controls and procedures were effective.

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

Under the supervision and with the participation of our management, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2025. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2025 based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Changes in Internal Control over Financial Reporting

There were no changes to our internal controls over financial reporting for the year ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting,

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Our board of directors has determined that non-independent directors shall be qualified as an audit committee financial expert as defined in Item 16A of Form 20-F.

At present, the Company does not have any independent directors serving on its Board or Audit Committee. Historically, each member of the Audit Committee was an independent director, as defined under the NASDAQ listing rules and Rule 10A-3 of the Exchange Act. The Board had also determined that the non-independent directors then serving were qualified as audit committee financial experts, as defined in Item 16A of Form 20-F.

Given the current absence of independent directors, the Audit Committee is not properly constituted in accordance with applicable NASDAQ and SEC requirements. The Company intends to address this governance gap by identifying and appointing qualified independent directors as soon as practicable to ensure future compliance and the effective functioning of the Audit Committee.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. A copy of our code of business conduct and ethics is available on our website at https://svmh.ai/governance-documents.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of fees paid or to be paid to Manohar Chowdhry & Associates for services rendered.

Audit Fees. Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements, quarterly reviews and services that are normally provided by Manohar Chowdhry & Associates in connection with regulatory filings. The aggregate fees billed by Manohar Chowdhry & Associates for professional services rendered for the audit of our annual financial statements, and other required filings with the SEC for the period through March 31, 2025, totaled $22,341. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees. Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. We did not pay Manohar Chowdhry & Associates for consultations concerning financial accounting and reporting standards for the years ended March 31, 2024 & March 31, 2025.

Tax Fees. We did not pay Manohar Chowdhry & Associates for tax planning and tax advice for the years ended March 31, 2024 and March 31, 2025.

All Other Fees. We did not pay Manohar Chowdhry & Associates for other services for the years ended March 31, 2024 and March 31, 2025.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a company incorporated in the Cayman Islands and are listed on market place as company got delisted in Jan 2025. NASDAQ market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards applicable to domestic U.S. companies.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have not adopted insider trading policies or procedures that govern the purchase, sale and other dispositions of the registrant’s securities by directors, senior management, and employees. The Company’s shares are currently trading on OTC markets which do not require companies to adopt an insider trading policy.

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

There have not been any risks from cybersecurity threats that have materially affected the Company.

Risk Management and Strategy

As one of the critical elements of the Company’s overall risk management and compliance approach, the Company’s cybersecurity program is focused on the following key areas:

Governance: The Board’s oversight of cybersecurity risk management is led by the Audit Committee of the Board, which is currently being managed by our sole director, which regularly interacts with our CFO, our Information technology partners and other members of management.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Report beginning on page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1	Memorandum of Association of SRIVARU Holding Limited (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)). Adopted by Special Resolution dated 27 June 2024 & amended MOA effective from 02 August 2024.

1.2	Articles of Association of SRIVARU Holding Limited (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

1.3	Amended and Restated Memorandum and Articles of Association of SRIVARU Holding Limited effective July 28, 2023 (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

1.4	Second Amended and Restated Memorandum and Articles of Association of SRIVARU Holding Limited effective August 2, 2024 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed on September 9, 2024).

2.1	Warrant Agreement, dated as of August 3, 2022, between Continental Stock Transfer & Trust Company and Mobiv Acquisition Corp (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the SEC on August 9, 2022).

2.2	Warrant Assignment and Assumption Agreement dated December 8, 2023, by and between SRIVARU Holding Limited, Mobiv Acquisition Corp, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-1 filed on February 6, 2024 (File No. 333-276879).

2.3	Transfer Agent and Registrar Agreement, dated as of January 27, 2024 , between SRIVARU Holding Limited and VStock Transfer LLC.*

2.4	Specimen Share Certificate of SRIVARU Holding Limited (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

2.5	Specimen Warrant Certificate of SRIVARU Holding Limited (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

2.6	Form of Pre-Funded Warrant of SRIVARU Holding Limited (incorporated by reference to Exhibit 4.6 to the Form F-1/A filed on October 28, 2024 (File No. 333-282429)).

4.1	Agreement and Plan of Merger, dated as of March 13, 2023, by and among Mobiv Acquisition Corp, Pegasus Merger Sub. Inc. and SRIVARU Holding Limited (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.2	First Amendment dated August 4, 2023, to the Agreement and Plan of Merger, dated as of March 13, 2023, by and among Mobiv Acquisition Corp, Pegasus Merger Sub. Inc. and SRIVARU Holding Limited (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.3	Second Amendment dated September 12, 2024, to the Agreement and Plan of Merger, dated as of March 13, 2023, by and among Mobiv Acquisition Corp and SRIVARU Holding Limited. (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-1/A filed on October 28, 2024 (File No. 282429)).

4.4	Sponsor Support Agreement, dated as of March 13, 2023, by and between Mobiv Pte. Ltd. and SRIVARU Holding Limited (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.5	Transaction Support Agreement, dated as of March 13, 2023, by and among Mobiv Acquisition Corp and certain stockholders of SRIVARU Holding Limited (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.6	Registration Rights Agreement, dated as of March 13, 2023, by and among SRIVARU Holding Limited, Mobiv Pte. Ltd. and certain stockholders of SRIVARU Holding Limited (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.7	Lockup Agreement, dated as of March 13, 2023, by and among SRIVARU Holding Limited, Mobiv Pte. Ltd. and certain stockholders of SRIVARU Holding Limited (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.8	Exchange Agreement, dated December 8, 2023, by and among SRIVARU Holding Limited, SRIVARU Motors Private Limited, and certain shareholders of SRIVARU Motors Private Limited (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed on February 6, 2024 (File No. 333-276879).

4.9	Securities Escrow Agreement, dated April 9, 2024, by and between SRIVARU Holding Limited, VStock Transfer, LLC and Mohanraj Ramasamy, as representative of the Earnout Group.*

4.10	Indemnity Agreement, effective as of October 5, 2022, by and between SRIVARU Holding Limited and Mohanraj Ramasamy (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.11	Indemnity Agreement, effective as of October 5, 2022, by and between SRIVARU Holding Limited and Sharmila Mohanraj (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.12	Form of Employment Agreement between SRIVARU Holding Limited and executive officers of SRIVARU Holding Limited (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.13	Form of SRIVARU Holding Limited Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4/A filed on August 22, 2023 (File No. 333-272717)).

4.14	Securities Purchase Agreement dated November 7, 2023 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on November 8, 2023).

4.15	Purchase Agreement dated July 1, 2024, by and between SRIVARU Holding Limited and Ionic Ventures, LLC (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on July 8, 2024),

4.16	Registration Rights Agreement dated July 1, 2024, by and between SRIVARU Holding Limited and Ionic Ventures, LLC (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on July 8, 2024).

4.17	Placement Agency Agreement dated June 30, 2024, by and between SRIVARU Holding Limited and Maxim Group LLC (incorporated by reference to Exhibit 10.3 to the Form 6-K filed on July 8, 2024).

4.18	First Amendment to Securities Escrow Agreement, dated August 27, 2024, by and between SRIVARU Holding Limited, Stock Transfer, LLC and Mohanraj Ramasamy, as representative of the Earnout Group (incorporated by reference to Exhibit 10.14 to the Form F-1/A filed on October 28, 2024 (File No. 333-282429)).

8.1	List of Subsidiaries.*

11.1	Code of Ethics.*

12.1	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of Manohar Chowdhry & Associates *

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SRIVARU Holding Limited

August 7, 2025	By:	/s/ Mohanraj Ramasamy
	Name:	Mohanraj Ramasamy
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of SRIVARU Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated balance sheets of SRIVARU Holding Limited and its subsidiary (the “Company”) as of March 31, 2025 and March 31, 2024, the related Consolidated statements of operations and comprehensive Income, stockholders’ equity and Consolidated Statement of cash flows, for each of the two years in the period ended March 31, 2025, and the related notes (collectively referred to as the “Consolidated financial statements”). In our opinion, the Consolidated financial statements present fairly, in all material respects, the Consolidated financial position of the Company as at March 31, 2025 and 2024, and the Consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2(c), the Company has incurred significant operating losses and net loss, sustained significant negative cash flows from operations and needs to generate significant positive cash flows from operations, raise additional funds and/or sell assets to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(c). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

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

Chennai, India

August 7, 2025

SRIVARU Holding Limited

CONSOLIDATED BALANCE SHEET

(all amounts are in $, except share data)

	March 31, 2025 ($)	March 31, 2024 ($)
ASSETS
Current assets:
Cash and cash equivalents	1,518,963	175,041
Marketable securities	-	13,944
Accounts receivable, net	23,765	-
Inventory	941,046	119,743
Deposits and advances	16,84,637	918,724
Total current assets	41,68,411	1,227,452

Property, plant and equipment, net	378,989	135,823
Non-Marketable securities	-	-
Deferred tax assets	-	-
Operating lease asset	188,019	222,884
Total long-term assets	567,008	358,707
Total assets	4,735,419	1,586,159
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	165,106	952,340
Accrued liabilities and others	132,740	165,055
Borrowings	-	77,962
Total current liabilities	297,846	1,195,357

Long-term loans	-	-
Other liabilities	166,740	498,426

Total non-current liabilities	166,740	498,426
Total liabilities	464,586	1,693,783

Commitments and Contingencies – See Note 11

Stockholders’ equity:

Common stock, $ 0.5 par value: 20,000,000 shares authorized as of March 31, 2025 (March 31, 2024; $ 0.01 par value: 1,000,000,000 shares); 14,359,907 (March 31, 2024; 37,326,731) shares issued or outstanding as of March 31, 2025.	7,221,948	415,281
Class A common stock, $0.000001 par value; 10,00,00,000 shares authorized	-	4

Additional paid-in capital	44,314,520	1,16,51,437
Profit on Consolidation	87,756	87,756
Non Controlling Interest	(118,650)	(69,338)
Other Comprehensive income	19,945	54,295
Accumulated deficit	(47,254,686)	(12,247,059)

Total stockholders’ equity	4,270,833	(107,624)
Total liabilities and stockholders’ equity	4,735,419	1,586,159

The accompanying notes should be read in connection with these consolidated financial statements.

SRIVARU Holding Limited

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(all amounts are in $, except share data)

	Year ended March 31, 2025	Year ended March 31, 2024
	($)	($)
Revenue	68,330	42,538
Cost of goods Sold	(45,237)	(35,316)
Inventory write-down	-	(262,686)
Total Cost of Revenue	(45,237)	(298,002)
Gross Profit	23,093	(255,464)
General and administrative expenses	(35,207,198)	(10,924,808)
Selling and Distribution expenses	(78,371)	(181,195)
Depreciation and Amortisation	(134,101)	(38,343)
Operating loss	(35,396,577)	(11,399,810)
Other income, net	360,339	1,330
Finance Expenses	(20,701)	(57,652)
Loss before income taxes	(35,056,939)	(11,456,132)
Income tax expense/benefit	-	(26,162)
Net loss attributable to common stockholders	(35,056,939)	(11,482,294)
Loss attributable to Common Stock holders of Parent Company	(35,007,627)	(11,427,935)
Loss attributable to non-controlling interests	(49,312)	(54,359)

Loss per share attributable to common stockholders:
Basic & diluted	(0.25)	(4.23)
Weighted-average number of shares used in computing loss per share amounts:	141,629,921	20,763,518
Net loss attributable to common stockholders	(35,056,939)	(11,482,294)
Foreign currency translation adjustments	(37,162)	5,286
Remeasurements of the net defined benefit liability / asset, net	2,812	(2,048)
Comprehensive income	(35,091,289)	(11,479,056)
Loss attributable to Common Stock holders of Parent Company	(35,041,977)	(11,424,697)
Loss attributable to non-controlling interests	(49,312)	(54,359)

The accompanying notes should be read in connection with these Consolidated financial statements.

SRIVARU Holding Limited

STATEMENT OF STOCKHOLDERS’ EQUITY

(all amounts are in $, except share data)

	Number of Ordinary shares	Common Stock	Additional paid-in capital	Accumulated Deficit	Capital Reserve	Non- Controlling Interest	Other Comprehensive Income	Total Stockholders’ Equity
Balances as of April 01, 2023	19,147,698	191,477	149,614	(971,483)	87,756	(14,979)	51,057	(506,558)
Reverse Split of shares during the year	(4,201,413)	-	-	-	-	-	-	-
Ordinary shares issued during the year	2,23,80,446	223,804	6,045,323	-	-		-	6,269,127
Class A ordinary shares, $0.000001 par value	-	4	-	-	-	-	-	4
Net loss	-	-	-	(11,427,935)	-	(54,359)	-	(11,482,294)
Adjustments Pertaining to Business Combination	-	-	-	152,359	-	-	-	152,359
Earnout Shares	-	-	5,456,500	-	-	-	-	5,456,500
Exchange gain on translation of Foreign Subsidiaries	-	-	-	-	-	-	5,286	5,286
Remeasurements of the net defined benefit liability / asset, net	-	-	-	-	-	-	(2,048)	(2,048)
Balances as of March 31, 2024	37,326,731	415,285	11,651,437	(12,247,059)	87,756	(69,338)	54,295	(107,624)

	Number of Ordinary shares	Common Stock	Additional paid-in capital	Accumulated Deficit	Capital Reserve	Non- Controlling Interest	Other Comprehensive Income	Total Stockholders’ Equity
Balances as of April 01, 2024	37,326,731	415,285	11,651,437	(12,247,059)	87,756	(69,338)	54,295	(107,624)
Ordinary shares issued during the year	121,074,798	1,210,748	6,589,252	-	-	-	-	7,800,000
Class A ordinary shares, $0.000001 par value	-	(4)	-	-	-	-	-	(4)
Earnout shares issued	389,749,980	3,897,500	27,672,250	-	-	-	-	31,569,750
Shares pending for allotment	-	-	100,000	-	-	-	-	100,000
Issue of shares against Warrants	116,235,878	1,698,419	(1,698,419)	-	-	-	-	-
Reverse Split of shares*	(650,027,480)	-	-	-	-	-	-	-
Exchange gain on translation of Foreign Subsidiaries	-	-	-	-	-	-	(37,162)	(37,162)
Remeasurements of the net defined benefit liability / asset, net	-	-	-	-	-	-	2,812	2,812
Net Loss	-	-	-	(35,007,627)	-	(49,312)	-	(35,056,939)
Balances as of March 31, 2025	14,359,907	7,221,948	44,314,520	(47,254,686)	87,756	(118,650)	19,945	4,270,833

*	On December 4, 2024, our stockholders approved Reverse Stock Split maximum of one-for-100 and our Board subsequently approved the Reverse Stock Split at the ratio of one-for-fifty on December 28, 2024. Following these approvals, On January 15, 2025, the Company effected a reverse stock split of its Common Stock at a ratio of one-for-fifty, par value US $0.5. Unless otherwise noted, all references to share and per share amounts in these consolidated financial statements reflect the Reverse Stock Split.

The accompanying notes should be read in connection with these consolidated financial statements.

SRIVARU Holding Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all amounts are in $, except share data)

	Year Ended March 31, 2025	Year Ended March 31, 2024
	($)	($)
Cash flows from operating activities:
Net loss	(35,056,939)	(11,456,132)
Adjustment to reconcile net loss to net cash:
Depreciation and amortization	134,101	38,343
Advances written-off	-	175,257
Earnout Expenses	31,569,750	6,656,500
Interest on lease liability	20,701	6,867
Changes in operating assets and liabilities:
Accounts receivables, net	(23,765)	-
Inventory	(821,303)	211,805
Deposits and advances	(765,913)	(805,139)
Claims and advances	-	-
Accounts payable	(787,234)	948,364
Accrued and other liabilities	(328,194)	378,187
Net cash used in operating activities	(6,058,796)	(3,845,948)
Income Tax paid/Received	-	(26,162)
Net cash used in Operating Activities	(6,058,796)	(3,872,110)

Cash flow from investing activities:
Net sale/(purchase) of property, plant, and equipment	(341,946)	(102,994)
Investment in/sale of marketable securities/Subsidiaries	13,944	471
Net cash provided by/ (used in) investing activities	(328,002)	(102,523)

Cash flows from financing activities:
Issuance of equity stock through offering (net of expenses)	7,900,000	5,221,490
Repayment of Lease Liabilities	(54,156)	(18,052)
Proceeds from/Repayment of borrowings	(77,962)	(1,080,428)
Net cash provided by financing activities	7,767,882	4,123,010

Effects of exchange rate changes on cash and cash equivalents	(37,162)	5,286
Net increase/(decrease) in cash and cash equivalents	1,343,922	153,663
Cash and cash equivalents at the beginning of the period	175,041	21,378
Cash and cash equivalents at the end of the period	1,518,963	175,041

Supplementary information:
Non-cash items:
Operating leases entered during the year	-	238,860

The accompanying notes should be read in connection with these Consolidated Financial Statements

SRIVARU Holding Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Fiscal Year Ended March 31, 2025

Unless the context requires otherwise, all references in this report to “SVH,” “we,” “our” and “us” refer to SRIVARU Holding Limited.

NOTE 1 – NATURE OF OPERATIONS AND MANAGEMENT’S PLANS

SVH is an investment Company incorporated outside India. The registered office of the Company is at the offices of Amicorp Cayman Fiduciary Limited, 3rd Floor, Genesis House, Unit 18, Genesis Close, George Town, P.O Box 10655, Grand Cayman KY1-1006, Cayman Islands or at such other place as the Directors may from time to time decide. The Company has invested in one subsidiary which is clean tech electric two-wheeler manufacturer and the goal is to produce the best riding automobiles for the personal commute. SVH believe that there are lots of untapped engineering talent in the country, they are starving for a greener opportunity. While SVH invent, manufacture, and sell the electric vehicles it will create lots of opportunities at all levels for the people who are truly passionate. SVM & SVMF want these engineers to follow their hearts to create something useful for the larger community.

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

On December 4, 2024, our stockholders approved Reverse Stock Split maximum of one-for-100 and our Board subsequently approved the Reverse Stock Split at the ratio of one-for-fifty on December 28, 2024. Following these approvals, On January 15, 2025, the Company effected a reverse stock split of its Common Stock at a ratio of one-for-fifty, par value US $0.5. Unless otherwise noted, all references to share and per share amounts in these consolidated financial statements reflect the Reverse Stock Splits.

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

At the Extraordinary General Meeting of Shareholders (the “Meeting”) of the Company convened at June 27, 2024, shareholders approved the amendment to the agreement to permit the Issuance of Earnout Shares (as defined below) without the occurrence of Milestone Events (as defined in the Merger Agreement) (the “Amendment of the Earnout Agreement”). Pursuant to the amendment, the Escrow Shares (as defined in that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 13, 2023, by and among the Company, Mobiv Acquisition Corp, and Pegasus Merger Sub Inc.) shall be released to the Earnout Group (as defined in the Merger Agreement) immediately, but subject to vesting in three equal tranches each year over a three-year period (each year a “Vesting Period”) with 1st vesting amount effective from approval of this EGM, regardless of the lack of occurrence of Milestone Events. The Earnout Group shall receive the Escrow Shares multiplied by the weighted average exchange ratio of 15.59 per Escrow Share to reflect the Company’s additional share issuances at the Closing of the Business Combination (as defined in the Merger Agreement) and, if the Reverse Share Split and Share Consolidation are implemented, subsequently divided by the consequent number in the final RS Ratio (for example, 15 for an RS Ratio of 1:15) as determined by the Board of Directors to reflect the effect of the Reverse Share Split and Share Consolidation on the number of ordinary shares on issue. Therefore, the Earnout Group shall receive a total of as low as 25,983,334 if the Reverse Share Split and Share Consolidation are implemented (at an RS Ratio of 1:15) and 389,749,980 Earnout Shares if the Reverse Share Split and Share Consolidation are not implemented (the “Earnout Shares”) (the “Issuance of Earnout Shares”).

The Company amended its Memorandum of Association to increase its authorized share capital to US$10,000,000, comprising of 1,000,000,000 ordinary shares of US$0.01 par value with effect on August 2, 2024. The amendment was approved by special resolution of the shareholders at the extraordinary general meeting on June 27, 2024, and subsequently implemented by the board of directors.

Pursuant to the Extraordinary General Meeting of Shareholders (the “Meeting”) of the Company convened at June 27, 2024, the Company’s shareholders approved the release of Earnout Shares to the Earnout Group, without the occurrence of Milestone Events (as defined in the Merger Agreement dated March 13, 2023) and a pro rata increase in the number of Earnout Shares in proportion to certain issuances of shares made by the Company in advance of the closing of the Business Combination. The Merger Agreement was subsequently amended on September 12, 2024, the Company allotted 389,749,980 shares during the Fiscal 2025.

c) Going Concern

The Company assesses and determines its ability to continue as a going concern in accordance with the provisions of ASC Subtopic 205-40, “Presentation of Financial Statements—Going Concern”, which requires the Company to evaluate whether there are conditions or events that raise substantial doubt about its ability to continue as a going concern.

 For the years ended March 31, 2025, and March 31, 2024, the Company incurred net losses of $ 35,057 thousand and $11,482 thousand, respectively and have negative operating cash flows of $ 6,059 thousand and $ 3,872 thousand, respectively.

The Company has recently commenced its manufacturing facility in India and has therefore not yet achieved profitability. It expects to continue incurring significant operating and net losses, as well as negative cash flows from operations, in the near future.

These factors may raise a doubt regarding the Company’s ability to continue as a going concern for at least 12 months from the date when these financial statements are available to be filed with the SEC.

As of March 31, 2025, the Company’s cash and cash equivalents totalled $1,519 thousand. As of July 1, 2024, the Company had entered into an additional financing such as Committed Equity Financing Facility (the “CEFF”) with investors to purchase up to $25,000,000 of the Company’s ordinary shares par value $0.01 per share over a three-year period (the “CEFF Financing”). Pursuant to this arrangement, the Company on July 2, 2024, has received USD 1 million. The equity and the credit facility serve to minimize ongoing liquidity requirements and ensure the Company’s ability to sustain its operations. Furthermore, the Company intends to raise additional funds through private placement subject to market conditions.

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

The weighted average number of shares outstanding for the year ended March 31, 2025 and year ended March 31, 2024, used for the computation of basic earnings per share (“EPS”) is 141,629,921 and 20,763,518 respectively.

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

In evaluating a tax position for recognition, management evaluates whether it is more-likely-than-not that a position will be sustained upon examination, including resolution of related appeals or litigation processes, based on technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the tax position is measured and recognized in the Company’s financial statements as the largest amount of tax benefit that, in management’s judgment, is greater than 50% likely of being realized upon settlement. As of March 31, 2025, there was no significant liability for income tax associated with unrecognized tax benefits.

i) Accounts receivable

We make estimates of the collectability of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer creditworthiness, and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required. We had $ 24 thousand accounts receivable, net of provision for doubtful debt of $ NIL as of March 31, 2025 (March 31, 2024; $ Nil).

j) Cash and cash equivalents

For financial statement purposes, the Company considers all highly liquid debt instruments with maturity of three months or less, to be cash equivalents. The Company maintains its cash in bank accounts in India. The cash and cash equivalents in the Company on March 31, 2025 was approximately $ 1,519 thousand (March 31, 2024; $ 175 thousand).

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

As of March 31, 2025, investment in marketable securities is valued at fair value and investment in non-marketable securities with ownership less than 20% is valued at cost as per ASC Topic 321, “Investments-Equity Securities.”

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

The carrying amounts of the Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to the nature of the items. Please refer to Note 12, “Fair value of financial instruments,” for further information.

n) Concentration of credit risk and significant customers

Financial instruments, which potentially expose the Company to concentrations of credit risk, are primarily comprised of cash and cash equivalents, investments, accounts receivable and unbilled accounts receivable, if any. The Company places its cash, investments in highly rated financial institutions. The Company adheres to a formal investment policy with the primary objective of preservation of principal, which contains credit rating minimums and diversification requirements. Management believes its credit policies reflect normal industry terms and business risk. The Company does not anticipate non-performance by the counterparties and, accordingly, does not require collateral. During Fiscal 2025, sales were spread across customers in India and the credit concentration risk is low.

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

Inventory consists of raw materials, finished goods related to manufacture of Electric vehicles. Inventory is primarily accounted for using the First-in-First Method (‘FIFO’). Primary costs include raw materials, packaging, direct labor, overhead, shipping and the depreciation of manufacturing equipment. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance, and property taxes.

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

	Year End Average Rate		Year End Rate
Period	(P&L rate)		(Balance sheet rate)
Year ended March 31, 2025	INR	84.4777 Per USD	INR	85.5814 Per USD

Year ended March 31, 2024	INR	82.7954 Per USD	INR	83.3739 Per USD

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of March 31, 2025 (March 31, 2024: $ Nil).

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

t) Recently issued and adopted accounting pronouncements

In November 2024, the FASB issued ASU2024-04, Debt-Debt with Conversions and Other Option (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which amends ASC470-20 to clarify the requirements related to accounting for the settlement of a debt instrument as an induced conversion. This ASU is intended to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20 for (a) convertible debt instruments with cash conversion features and (b) debt instruments that are not currently convertible. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact that adopting this standard will have on its consolidated financial statements.

In November 2024, the FASB issued ASC 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations. This new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of this ASU (2) retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently assessing the impact this ASU will have on the consolidated financial statements and footnote disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires an annual tabular effective tax rate reconciliation disclosure including information for specified categories and jurisdiction levels, as well as, disclosure of income taxes paid, net of refunds received, disaggregated by federal, state/local, and significant foreign jurisdiction. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact that adopting this standard will have on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires retrospective disclosure of significant segment expenses and other segment items on an annual and interim basis. Additionally, it requires disclosure of the title and position of the Chief Operating Decision Maker (“CODM”). This ASU is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact that adopting this standard will have on its consolidated financial statements. The Company is currently evaluating the effect of the updates.

NOTE 3 – INVENTORY

	As of March 31, 2025 ($)	As of March 31, 2024 ($)
Raw Materials*	772,086	89,878
Work in Progress	-	-
Finished Goods	168,960	29,865
Total	941,046	119,743

*	During Fiscal 2024, the Company written-off $263 thousand of inventory on account of compliance with the revised Automotive Industry Standards (AIS)-156 and AIS-038 regulations issued by the Govt of India w.r.t EV batteries and also expiration of Prana 1.0 license. These charges were recorded in Cost of Revenue in the consolidated statements of operations.

NOTE 4 – DEPOSITS AND ADVANCES

	As of March 31, 2025 ($)	As of March 31, 2024 ($)
Prepaid expense and other current assets	607,464	535,021
Advance to Suppliers	1,077,173	383,703
Advance to employees	-	-

Total	1,684,637	918,724

Prepaid and other current assets include approximately $ 338 thousand (March 31, 2024: 73 thousand) Good and Service tax credit for the year ended March 31, 2025. The Advances to suppliers primarily relate to advances to suppliers of component suppliers in the Vehicle manufacturing segment and also towards supply of capital equipment.

NOTE 5 – PROPERTY, PLANT, AND EQUIPMENT

	As of March 31, 2025 ($)	As of March 31, 2024 ($)
Computer & Software & Accessories	74,870	56,964
Electrical Fittings	6,458	6,389
Furniture & Fittings	41,032	36,606
Office Equipment	19,443	10,804
Plant & Machinery	323,891	102,879
Vehicle	5,599	5,599
Lease Hold Improvements	111,577	19,458
Translation difference	(1,432)	793
Total Gross Value	581,438	239,492
Less: Accumulated depreciation	(202,449)	(103,669)
Total Property, plant and equipment, net	378,989	135,823

The depreciation expense in March 31, 2025 and Fiscal 2024, amounted to approximately $98 thousand and $38 thousand, respectively. The net increase in total Property, Plant & Equipment is primarily due to investment in new plant & machinery which is offset by depreciation and foreign exchange translations.

NOTE 6 – INVESTMENTS IN MARKETABLE SECURITIES

	As of March 31, 2025 ($)	As of March 31, 2024 ($)
Other Bank balances	-	13,944
Total	-	13,944

(i)	Other bank balances represent the fixed deposits maintained by the Company with the Banks in India which has maturity of more than 3 months as at the year end.

NOTE 7 – CLAIMS AND ADVANCES

	As of March 31, 2025 ($)	As of March 31, 2024 ($)
Refundable taxes (1)	-	-

Total	-	-

(1)	The balance represents Tax deducted by the Vendors/ Suppliers which will be refunded to the Company upon filing of income tax return for the respective year.

NOTE 8 – LEASES

The Company has short-term leases primarily consisting of spaces with the remaining lease term being less than or equal to 12 months. The total short- term lease expense and cash paid for Fiscal 2025 is approximately $ 23 thousand (March 31, 2024; $ 43 thousand). The Company also has two operating leases as of March 31, 2025

In December 2023, the Company entered into a lease agreement with a lease term of 5 years starting from December 1, 2023. The annual lease expense is approximately $18 thousand with escalation of 3 % every year. The lease contract does not contain any material residual value guarantees or material restrictive covenants. The lease does not provide a readily determinable implicit rate. Therefore, the Company discounts lease payments based on an estimate of its incremental borrowing rate.

Operating lease assets and lease liabilities for our operating leases were recorded in the consolidated balance sheet as follows:

	Year Ended March 31, 2025 ($)	Year Ended March 31, 2024 ($)
Assets
Operating lease asset	188,019	222,884
Total lease assets	188,019	222,884

Liabilities
Current liabilities:
Accrued liabilities and others (current portion – operating lease liability)	43,514	36,361
Non-current liabilities:
Operating lease liability (non-current portion – operating lease liability)	151,137	191,314
Total lease liability	194,651	227,675

Supplemental cash flow and non-cash information related to leases is as follows:

	(in thousands) Year Ended March 31, 2025 ($)	(in thousands) Year Ended March 31, 2024 ($)
Cash paid for amounts included in the measurement of lease liabilities
–Financing cash flows from operating leases	54,156	18,052
Right-of-use assets obtained in exchange for operating lease obligations	-	-

As of March 31, 2025, the following table summarizes the maturity of our lease liabilities:

Mar-26	43,514
Mar-27	50,347
Mar-28	57,920
Mar-29	42,870
Total Lease liabilities	194,651

NOTE 9 – ACCRUED LIABILITIES AND OTHERS

	As of March 31, 2025 ($)	As of March 31, 2024 ($)
Compensation and other contributions	30,687	82,368
Other current liability	55,985	42,832
Advance from customers	2,554	3,494
Operating lease liability	43,514	36,361
Total	132,740	165,055

	As of March 31, 2025 ($)	As of March 31, 2024 ($)
Statutory reserve*	15,603	7,112
Other current liability	-	300,000
Operating lease liability – non-current	151,137	191,314

Total	166,740	498,426

Compensation and other contribution related liabilities consist of accrued salaries to employees. Other current liability also includes $ 28 thousand of dealer deposits received from various dealers as of March 31, 2025 (March 31, 2024: $ 14 thousand).

*	The statutory reserve is a gratuity reserve for employees in our subsidiaries in India.

NOTE 10 – LOANS AND OTHER LIABILITIES

Short-term loans:

As of March 31, 2025, the Company does not have any loans.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Company is subject to various pending or threatened legal actions and proceedings, including those that arise in the ordinary course of its business, which may include breach of contract disputes and stockholder litigation. Such actions and proceedings are subject to many uncertainties and to outcomes that are not predictable with assurance and that may not be known for extended periods of time. The Company records a liability in its consolidated financial statements for costs related to claims, including future legal costs, settlements and judgments, when the Company has assessed that a loss is probable and an amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company records the most probable estimate of the loss or the minimum amount when no amount within the range is a better estimate than any other amount. The Company discloses a contingent liability even if the liability is not probable or the amount is not estimable, or both, if there is a reasonable possibility that a material loss may have been incurred. In the opinion of management, as of the date hereof, the amount of liability, if any, with respect to these matters, individually or in the aggregate, will not materially affect the Company’s consolidated results of operations, financial position or cash flows.

On January 31, 2025, D. Boral Capital LLC (“Boral”) filed a lawsuit against the Company in the Supreme Court of the State of New York, alleging that the Company failed to pay $538,000 compensation on account of security offerings. Boral provided services to Mobiv who consummated the business combination with the Company. Boaral claims entitlement to compensation if there is an equity linked offering consummated by Mobiv or a successor to Mobiv. Mobiv did not commence an offering. Srivaru consummated an equity linked offering. Boral alleges Srivaru was a successor to Mobiv so the obligation to pay was triggered. Srivaru has pled that it is not a successor to Mobiv and thus there is no obligation to pay. Srivaru purchased assets of Mobiv but did not assume any Mobiv liabilities. Initial pleadings have been filed by the Company. Discovery is taking place. Srivaru and Mobiv still have to receive paper discovery from Boral and take deposition of Defendant

On February 13, 2025, Sabby Volatility Warrant Master Fund Ltd (“Sabby”) filed a lawsuit against the Company in the Supreme Court of the State of New York, alleging that the Company failed to deliver 989,576 number of shares for warrant exercises based on VVWAP reset. Sabby sued the Company and directors and past directors of the Company in connection with Srivaru’s denial of Sabby request to issue 989,576 Shares of Srivaru common stock. Sabby also seek liquidated damages of $120,000 per week until shares are delivered and recovery of attorney’s fees per the Warrant terms. Srivaru denies liability stating that Sabby is not entitled to 989,576 Shares because Sabby’s calculation of the amount of exercisable Shares did not comply with the terms of Warrant/Contract on which the Shares were demanded. Srivaru countersued for damages caused by Sabby wrongful demand to exercise 989,576 Shares, when Sabby did not have a right to that many Shares. A motion to dismiss Srivaru’s Counterclaims has been filed. Four directors or past directors have filed a motion to dismiss for lack of personal jurisdiction.

Exchange Agreements.

At the Closing, certain shareholders of SRIVARU Motors Private Limited , a private limited company organized under the laws of India and a majority-owned subsidiary of SVH (“SVM India”) had entered into exchange agreements (the “Exchange Agreements”) with SVH, pursuant to which, among other things, such shareholders of SVM India will have a right to transfer one or more of the shares owned by them in SVM India to SVH in exchange for the delivery of SVH Shares or cash payment, subject to the terms and conditions set forth in the Exchange Agreements.

NOTE 12 – FAIR VALUE OF FINANCIAL INSTRUMENTS

As of March 31, 2025, the Company’s marketable securities consist of liquid funds, which have been classified as Level 1 of the fair value hierarchy because they have been valued using quoted prices in active markets. The Company’s cash and cash equivalents have also been classified as Level 1 on the same principle. Financial instruments are classified as current if they are expected to be liquidated within the next twelve months. The Company’s remaining investments have been classified as Level 3 instruments as there is little or no market data. Level 3 investments are valued using cost-method.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of March 31, 2025, and March 31, 2024, and indicates the fair value hierarchy of the valuation techniques the Company used to determine such fair value:

	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
March 31, 2025

Cash and cash equivalents:	1,518,963	-	-	1,518,963
Total cash and cash equivalents	1,518,963	-	-	1,518,963

Investments:
Marketable securities	-	-	-	-
Total Investment	-	-	-	-

	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
March 31, 2024

Cash and cash equivalents:	175,041	-	-	175,041
Total cash and cash equivalents	175,041	-	-	175,041

Investments:
Marketable securities	13,944	-	-	13,944
Total Investment	13,944	-	-	13,944

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

The significant components of deferred income tax expense/(benefit) from operations for each of the years ended March 31 are approximated as following:

Deferred income taxes	2025 ($)	2024 ($)

Net operating loss carry-forwards	-	-

Net deferred tax asset	-	-

Valuation allowance	-	-
	-	-

A valuation allowance is recognized against deferred tax assets when, based on the consideration of all available positive and negative evidence using a more likely than not criteria, it is determined that all or a portion of these tax benefits may not be realized. This assessment requires consideration of all sources of taxable income available to realize the deferred tax asset including taxable income in prior carry-back years, future reversals of existing temporary differences, tax planning strategies and future taxable income exclusive of reversing temporary differences and carryforwards. The Company incurred losses on a cumulative basis for the two-year period ended March 31, 2025, which is considered to be significant negative evidence. The positive evidence considered in support was insufficient to overcome this negative evidence. As a result, the Company established a full valuation allowance for its net deferred tax asset in the amount of $ Nil as of March 31, 2025 (March 31, 2024: $Nil).

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

Net sales disaggregated by significant products and services for years ended is as follows:

	Year ended March 31, 2025	Year ended March 31, 2024
Vehicle Manufacturing
Vehicle Sales (1)	58,169	28,986
Others	10,161	13,552

Total	68,330	42,538

(1)	Revenue from Sales of Vehicle represents sale of Electric Bikes to Authorized dealers in and around India.

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

(b) Changes in internal control over financial reporting

Our Management, including our Chief Executive Officer and Chief Financial Officer, evaluated our “internal control over financial reporting” as defined in Exchange Act Rule 13a-15(f) to determine whether any changes in our internal control over financial reporting occurred during Fiscal 2025, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there were no changes in our internal control over financial reporting during Fiscal 2025, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Other Information

None.

